                                     As Filed Pursuant to Rule 424(b)(5)
                                     Registration No. 333-46883

                             SUBJECT TO COMPLETION

            PRELIMINARY PROSPECTUS SUPPLEMENT, DATED MARCH 27, 1998

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MARCH 25, 1998)
                                8,000,000 SHARES
                        RECKSON ASSOCIATES REALTY CORP.
                 % SERIES A CONVERTIBLE CUMULATIVE PREFERRED STOCK
                   (LIQUIDATION PREFERENCE $25.00 PER SHARE)
                            ------------------------

    Reckson Associates Realty Corp. and its subsidiaries and affiliated entities (collectively, the "Company") are engaged in the business of owning, developing, re-positioning, acquiring, constructing, managing and leasing suburban office and industrial properties in the New York City Tri-State area. Management believes that the Company is one of the largest publicly-traded owners and managers of Class A suburban office and industrial properties in the New York City Tri-State area. As of March 20, 1998, the Company owned 182 properties (including three joint venture properties) encompassing approximately 18 million rentable square feet. In addition, the Company has entered into contracts or letters of intent to acquire nine additional properties, encompassing approximately 1.6 million square feet, for an aggregate purchase price of $248.3 million. The Company operates as a self-administered and self-managed real estate investment trust (a "REIT").

    Distributions on the    % Series A Convertible Cumulative Preferred Stock of
the Company (the "Series A Preferred Stock") offered hereby will be cumulative from the date of original issue and will be payable quarterly in arrears on or about January 31, April 30, July 31 and October 31 of each year, commencing on
July 31, 1998, at the rate of    % per annum of the liquidation preference per
share (equivalent to $         per annum per share of Series A Preferred Stock).
See "Description of Series A Preferred Stock--Distributions."

    Shares of Series A Preferred Stock will be convertible at any time, unless previously redeemed, in whole or in part, at the option of the holders thereof into shares of common stock, par value $.01 per share, of the Company (the
"Common Stock") at a conversion price of $         per share of Common Stock
(equivalent to a conversion rate of       shares of Common Stock for each share
of Series A Preferred Stock), subject to adjustment in certain circumstances. The Company anticipates making a distribution of certain property to its common stockholders following the offering of the Series A Preferred Stock, which will result in an adjustment to the aforementioned conversion price. See "Description of Series A Preferred Stock--Conversion" and "--Conversion Price Adjustments."

    Shares of Series A Preferred Stock will not be redeemable prior to       ,
2003, except to the extent necessary to preserve the Company's status as a REIT.
On or after       , 2003, the shares of Series A Preferred Stock will be
redeemable, in whole or in part, at the option of the Company, at the redemption prices specified herein, plus accumulated and unpaid distributions, if any; provided, however, that the Company may exercise this option only if the redemption price (other than the portion thereof consisting of accumulated and unpaid distributions) is paid solely out of the sale proceeds of capital stock of the Company. The Series A Preferred Stock will not have a stated maturity date and will not be entitled to the benefit of any sinking fund or mandatory redemption provisions. See "Description of Series A Preferred Stock--Redemption."

    To ensure that the Company qualifies as a REIT, the Series A Preferred Stock may not be acquired or transferred if such acquisition or transfer will result in the acquiror or transferee owning in excess of 15% of the number of shares or value of the outstanding Series A Preferred Stock. The Series A Preferred Stock will also be subject to an overall restriction that no holder thereof may own, in the aggregate, as a result of the ownership of the Series A Preferred Stock and other capital stock of the Company, in excess of 9.0% in value of all outstanding capital stock of the Company. Furthermore, conversion of the Series A Preferred Stock will be restricted to the extent that ownership of the Common Stock would exceed the ownership limitation applicable to the Common Stock. See "Description of Series A Preferred Stock--Ownership Limits and Restrictions on Transfer" herein and "Restrictions on Ownership of Capital Stock" in the accompanying Prospectus.

    Application has been made to list the Series A Preferred Stock on the New York Stock Exchange ("NYSE") under the symbol "RAPrA." On March 25, 1998, the last reported sale price of the Common Stock, which is listed on the NYSE under the symbol "RA", was $25.00 per share. See "Price Range of Common Stock and Distribution History."

    SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS RELEVANT TO AN INVESTMENT IN THE SERIES A PREFERRED STOCK.
                             ---------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
               RELATES. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                        PRICE TO             UNDERWRITING            PROCEEDS TO
                                                        PUBLIC(1)             DISCOUNT(2)            COMPANY(3)
Per Share.......................................         $25.00          $                      $
Total(4)........................................      $200,000,000       $                      $

(1) Plus accumulated distributions, if any, from the date of original issue.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting estimated expenses of $         payable by the Company.

(4) The Company has granted the Underwriters a 30-day option to purchase up to an additional 1,200,000 shares of Series A Preferred Stock to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be
    $230,000,000, $         and $         , respectively. See "Underwriting."
                         ------------------------------

    The shares of Series A Preferred Stock are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected
that delivery of the Series A Preferred Stock will be made on or about       ,
1998 in New York, New York.
                         ------------------------------

                              JOINT LEAD MANAGERS

MERRILL LYNCH & CO.                                         GOLDMAN, SACHS & CO.
                               ------------------

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS       , 1998.

                                [MAP, Pictures]

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICES OF THE SERIES A PREFERRED STOCK AND THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF SHARES OF SERIES A PREFERRED STOCK TO COVER SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

    THE FOLLOWING INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE DETAILED INFORMATION APPEARING IN THE ACCOMPANYING PROSPECTUS OR INCORPORATED THEREIN BY REFERENCE. CERTAIN TERMS USED BUT NOT DEFINED HEREIN ARE AS DEFINED IN THE ACCOMPANYING PROSPECTUS. AS USED IN THIS PROSPECTUS SUPPLEMENT, THE TERM "COMPANY" INCLUDES RECKSON ASSOCIATES REALTY CORP. AND ITS SUBSIDIARIES AND AFFILIATED ENTITIES, INCLUDING RECKSON OPERATING PARTNERSHIP, L.P. (THE "OPERATING PARTNERSHIP"), AND "RECKSON" INCLUDES THE PREDECESSOR ENTITIES THROUGH WHICH THE COMPANY CONDUCTED ITS BUSINESS PRIOR TO ITS INITIAL PUBLIC OFFERING ON JUNE 2, 1995 (THE "IPO"). THIS PROSPECTUS SUPPLEMENT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS. CERTAIN FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE ARE DISCUSSED IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS.

                                  THE COMPANY

    Reckson Associates Realty Corp. commenced operations effective with the completion of its IPO on June 2, 1995. The Company was formed for the purpose of continuing the commercial real estate business of Reckson Associates, its affiliated partnerships and other entities. For more than 40 years, Reckson has been engaged in the business of owning, developing, acquiring, constructing, managing and leasing suburban office and industrial properties in the New York Tri-State area of Long Island, Westchester, Northern New Jersey and Southern Connecticut (the "Tri-State area"). Based on industry surveys, management believes that the Company is one of the largest publicly-traded owners and managers of Class A suburban office and industrial properties in the New York Tri-State area. The Company's core growth strategy is currently focused on suburban markets surrounding New York City. The Company operates as a fully-integrated, self administered and self-managed REIT.

    As of March 20, 1998, the Company owned 182 properties (the "Properties") (including three joint venture properties) encompassing approximately 18 million rentable square feet, consisting of 62 Class A suburban office properties (the "Office Properties") encompassing approximately 8.5 million rentable square feet, 118 industrial properties (the "Industrial Properties") encompassing approximately 9.5 million rentable square feet and two 10,000 square foot retail properties. As of March 20, 1998, the Properties were approximately 93% leased. The Company also has entered into contracts or letters of intent to acquire nine additional properties, encompassing approximately 1.6 million square feet, for an aggregate purchase price of $248.3 million. In addition, as of March 20, 1998, the Company owned or had contracted to acquire approximately 847 acres of land in 17 separate parcels that may present future development opportunities in respect of 8.9 million square feet. Furthermore, as of March 20, 1998, the Company had invested approximately $30.3 million in certain mortgage indebtedness encumbering four Class A office properties on Long Island encompassing approximately 577,000 square feet and a 400 acre parcel of land located in New Jersey.

    The Company's strategy has been, and continues to be, to develop a dominant presence in each of its targeted submarkets with an entrepreneurial, local management team. The Company emphasizes a value creation philosophy whereby it acquires properties that are underperforming or undermanaged and seeks to create value by applying its core real estate disciplines to redevelop and reposition such properties. The Company also seeks "strategic acquisitions", purchasing well-located, premier properties in its submarkets in order to enhance the Company's franchise in each particular submarket, thereby creating operating and leasing efficiencies for the Company. In addition, the Company is dedicated to maintaining (or, if necessary, upgrading) the quality of its properties in order to successfully compete and achieve high rents, occupancy and tenant retention rates in each of its submarkets. Accordingly, the Office Properties are Class A suburban office buildings, and the majority of the Office Properties are located in planned office parks and are tenanted primarily by national service firms such as "big six" accounting firms, securities brokerage houses, insurance companies and health care providers, while the Industrial Properties are also primarily located in planned industrial parks or in close proximity within the particular submarket.

    From the IPO through March 20, 1998, the Company has implemented its core business strategy, resulting in the acquisition of 52 Office Properties and 59 Industrial Properties, encompassing approximately 13.5 million square feet, for an aggregate purchase price of approximately $946 million. On Long Island, the Company has acquired 13 Office Properties and 32 Industrial Properties, encompassing approximately 2.1 million and 2.5 million square feet, respectively. In February 1996, the Company established its Westchester Division with the acquisition of a 935,000 square foot office portfolio and associated management and construction operations for approximately $83 million, or $89 per square foot. In October 1996, the Company established its Connecticut Division with the purchase of Landmark Square, a six building Class A office complex encompassing approximately 800,000 square feet located in Stamford, Connecticut, for approximately $77 million, or $96 per square foot. In addition, in May 1997, the Company acquired four Office Properties in West Orange, New Jersey and one Office Property in Montvale, New Jersey, encompassing approximately 500,000 square feet, for approximately $57 million, or $113 per square foot, and, in connection with this acquisition, established its New Jersey Division. During 1997, the Company acquired 25 Office Properties and 20 Industrial Properties, encompassing approximately 4.8 million square feet, for an aggregate purchase price of approximately $420 million. For a discussion of certain property acquisitions subsequent to December 31, 1997, see "Recent Developments."

    All of the Company's interests in the Properties are held directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through, the Operating Partnership. The Company controls the Operating Partnership as the sole general partner and, as of March 20, 1998, owned approximately 84% of the Operating Partnership's outstanding units of partnership interest.

                         SUMMARY OF PROPERTY PORTFOLIO
                             (AS OF MARCH 20, 1998)

                                                           NUMBER OF                                           % OF TOTAL
                                                          PROPERTIES     SQUARE FEET   % OF SQUARE FEET      1998 BASE RENT
                                                        ---------------  -----------  -------------------  -------------------
Long Island
  - Office............................................            23      3,672,412             20.4%                33.6%
  - Industrial........................................            90      5,336,453             29.6%                14.9%
  - Retail............................................             2         20,000              0.1%                 0.1%
Westchester
  - Office............................................            19      2,312,650             12.8%                19.0%
  - Industrial........................................             3        163,000              0.9%                 0.7%
New Jersey
  - Office............................................            14      1,721,183              9.5%                13.9%
  - Industrial........................................            24      3,562,843             19.8%                 8.5%
Connecticut...........................................
  - Office............................................             6        798,321              4.4%                 7.7%
  - Industrial........................................             1        452,414              2.5%                 1.6%
                                                                 ---     -----------             ---                  ---
    Total.............................................           182     18,039,276              100%                 100%
                                                                 ---     -----------             ---                  ---
                                                                 ---     -----------             ---                  ---

                              RECENT DEVELOPMENTS

OPERATING PERFORMANCE

    Since its IPO in June 1995, the Company has consistently reported increases in its Funds From Operations ("FFO"). The Company's FFO for the quarter ended December 31, 1997 increased to $20.1 million, or 62.1% from $12.4 million for the quarter ended December 31, 1996, which itself reflected an increase of 64.5% from the quarter ended December 31, 1995. The Company's FFO for the year ended December 31, 1997 increased to $69.5 million, or 69.1%, from $41.1 million for the year ended December 31, 1996. The Company's positive financial performance reflects the acquisition of additional properties and internally generated growth in net operating income resulting from expiring leases being renewed or replaced at rents that were on average 14.6% higher for the quarter ended December 31, 1997 and 10.1% higher for the year ended December 31, 1997 and from the realization of operating efficiencies due to operating a larger portfolio of properties.

CORE ACQUISITIONS

    LONG ISLAND. Since November 1997, the Company has acquired three Class A office properties and three industrial properties on Long Island for approximately $59 million. The three office property acquisitions include one building located in Hauppauge and two adjacent buildings located in Mitchel Field, where the Company now owns 1.5 million square feet, or approximately 55% of the Mitchel Field Class A office submarket. The three industrial property acquisitions include one building located within the Melville industrial market, where the Company is now the largest landlord owning approximately 371,000 square feet, and two buildings located in the Hauppauge Industrial Park, where the Company is the largest landlord owning 2.4 million square feet.

    In addition, in February 1998, the Company acquired Triad V, a 351,000 square foot, four-story Class A office building located in Lake Success, Long Island, for approximately $35 million. Eighteen months prior, the Company acquired an approximate 70% interest in a non-performing first mortgage note secured by the property. The Company finalized the transaction by obtaining title to the property as the successful bidder at a bankruptcy auction. The Company anticipates investing an additional $5 million in this property. The Company believes its aggregate investment represents an approximate 40% discount to replacement cost.

    WESTCHESTER. In December 1997, the Company acquired eight Class A office properties in Westchester County for a total investment of approximately $109 million. The acquisitions consist of a Class A office building located in Tarrytown, New York, which is located in the western region of Westchester County, where the Company now owns approximately 1.2 million square feet, or approximately 55% of the Tarrytown Class A office submarket, a Class A office building located in Elmsford, New York and a six building office park located in Rye Brook, New York, which is located in the eastern region of Westchester County, where the Company is the largest landlord owning 542,000 square feet. In addition, the Company has acquired three standalone industrial properties for a total investment of approximately $7.9 million. These acquisitions increased the Company's portfolio in Westchester County to approximately 2.5 million square feet.

    NEW JERSEY. In December 1997, the Company entered the Princeton, New Jersey office market with the acquisition of University Square, a three building, 131,000 square foot Class A office complex, for approximately $12 million and the acquisition of 18 acres of adjacent developable land for approximately $5 million, or $16 per developable square foot.

    In addition, in March 1998, the Company acquired 51 John F. Kennedy Parkway, a five-story, 250,000 square foot Class A office building located in Short Hills, New Jersey, for approximately $67 million. The property is fully leased with a tenant roster that includes Prudential Insurance Company, Merrill Lynch and Franklin Mutual. The Company now owns 600,000 square feet in, or approximately 50% of, the Short Hills Class A office submarket.

    CONNECTICUT. In March 1998, the Company entered into a contract to acquire Stamford Towers, a Class A office complex, consisting of two eleven story towers totaling 317,000 square feet. The acquisition of this property will increase the Company's holdings in Stamford, Connecticut by approximately 40% to approximately 1.2 million square feet. The Company believes that rents at this property are presently 30% below market. The Company also believes that the acquisition price represents an approximate 40% discount to replacement cost. There can be no assurance that this acquisition will be consummated.

    OTHER PENDING ACQUISITIONS. The Company has also entered into contracts to acquire two office properties (one of which is under development), encompassing approximately 266,000 square feet, for an aggregate purchase price of approximately $10 million and a non-binding letter of intent to acquire a portfolio of five office properties, encompassing approximately 980,000 square feet, for an aggregate purchase price of approximately $177 million. All of these properties are located within the Company's established Tri-State area submarkets or in new Tri-State area submarkets where it believes it has the opportunity to establish a significant presence. There can be no assurance that these acquisitions will be consummated.

ENTITY LEVEL INVESTMENT

    Over the last two years, the Company has made investments in each of its suburban markets in operating companies that included a well-located core group of properties as well as an entrepreneurial, local management team. In each case, the Company has successfully integrated these companies as operating divisions by enhancing their operations with Reckson's proven operating processes and indoctrinating them with Reckson's value creation philosophy.

    The Company believes it has developed a core competency at identifying, investing in and strategically guiding entrepreneurial operating companies as is evidenced by the Company's success in acquiring and building its divisions. This core competency has been integrated into the Company's business model for the future.

    Management believes that as the real estate industry continues to mature, entrepreneurial management teams that traditionally have operated in a transaction oriented manner will seek to transform their organizations into a corporate-like cohesive operating company like Reckson. The Company will seek to make entity level investments in companies that have strong entrepreneurial management teams and a proven track record of creating value in their sectors. The Company believes that such entity level investments will be a key component of the next phase of the Company's growth.

    Consistent with the Company's entity level investment strategy, the Company recently made a $72 million investment in the Morris Companies, one of New Jersey's premier "big-box" industrial developers with over 25 years of development and operations experience. The Company acquired a 73% interest in Reckson Morris Operating Partnership, L.P. ("RMI"), the successor to the Morris Companies which owns a portfolio of 23 industrial properties comprising approximately 4 million square feet. In addition, the Company has taken initiatives to explore additional entity level real estate investments beyond its traditional office and industrial sectors. In that regard, the Company will invest with or in Reckson Strategic Venture Partners, LLC ("RSVP"), which has been formed to serve as a "research and development" vehicle that will enable the Company to identify and invest in operating companies in selected sectors.

FINANCING ACTIVITIES

    The Company is negotiating to expand its three-year unsecured credit facility arranged by The Chase Manhattan Bank ("Chase") and Union Bank of Switzerland ("UBS") (the "Unsecured Credit Facility").

The Unsecured Credit Facility currently provides for a maximum borrowing amount of $250 million and the Company's ability to borrow thereunder is subject to the satisfaction of certain financial covenants. The Company is seeking to expand the maximum borrowing amount under the Unsecured Credit Facility to $500 million. In January 1998, the Company obtained a $200 million short term bridge facility (the "Bridge Facility", and together with the Unsecured Credit Facility, the "Credit Facilities") from Chase and UBS pending the expansion of the Unsecured Credit Facility. There can be no assurance that the expansion to the Unsecured Credit Facility will be obtained.

RSI DISTRIBUTION

    Reckson Service Industries, Inc. ("RSI"), a subsidiary of the Operating Partnership, has filed a registration statement with the Securities and Exchange Commission to register shares of RSI's common stock in connection with the distribution of such shares to stockholders of the Company and limited partners in the Operating Partnership, as of a record date to be determined, and a subscription rights offering to recipients of such shares. RSI has been formed primarily to identify and acquire interests in operating companies that engage in businesses that provide services for occupants of office, industrial and other property types that Reckson has traditionally not performed and to establish a real estate venture capital fund that will provide the Company with opportunities to invest in alternative real estate sectors. The conversion price of the Series A Preferred Stock will be reduced based upon the fair market value of the RSI common stock at the time of the distribution, if consummated, as determined by the Company's board of directors. This reduction is currently anticipated to be less than 1% of the conversion price, although no assurance can be given. The fair market value of the RSI common stock will be based upon the fair market value of RSI's net assets at the time of the distribution, if consummated, which fair market value the Company's board of directors has determined to be equivalent to the book value of such net assets.

                                MARKET OVERVIEW

    The Company operates in the New York Tri-State area, which encompasses approximately 102 million square feet of Class A office space. This area is home to a highly educated workforce and generally a high per capita income population that is a major user of services provided by the Company's tenants. Management believes that the economic fundamentals for the Tri-State area provide an attractive environment for owning and operating Class A office and industrial properties, a history of low unemployment rates and growing employment in the broader service sectors, particularly in those sectors that are the largest users of Class A office space.

    Since the Company's IPO, vacancy rates have declined and rental rates have increased in each of the Company's Tri-State area office markets. The following table provides certain information relating to Class A office space in the Company's Tri-State area office markets:

[Charts for each area office showing the decline of direct vacancy rates and the increase of average asking rates]

             AVERAGE ASKING RENTAL RATES & DIRECT VACANCY BY MARKET

                                  LONG ISLAND

                                                                                          AVERAGE ASKING     DIRECT
                                                                                           RENTAL RATES      VACANCY
                                                                                          ---------------  -----------
1994                                                                                         $   22.95           11.8
1995                                                                                             24.54           14.0
1996                                                                                             23.83           12.7
1997                                                                                             26.14            8.7

                                  WESTCHESTER

                                                                                          AVERAGE ASKING     DIRECT
                                                                                           RENTAL RATES      VACANCY
                                                                                          ---------------  -----------
1994                                                                                         $   23.38           16.5
1995                                                                                             23.87           16.2
1996                                                                                             23.67           16.0
1997                                                                                             25.14           13.3

                              NORTHERN NEW JERSEY

                                                                                          AVERAGE ASKING     DIRECT
                                                                                           RENTAL RATES      VACANCY
                                                                                          ---------------  -----------
1994                                                                                         $   23.23           14.1
1995                                                                                             23.46           11.8
1996                                                                                             24.55            9.1
1997                                                                                             25.38            4.7

                              SOUTHERN CONNECTICUT

                                                                                          AVERAGE ASKING     DIRECT
                                                                                           RENTAL RATES      VACANCY
                                                                                          ---------------  -----------
1994                                                                                         $   24.09           15.7
1995                                                                                             24.91           12.7
1996                                                                                             26.19            6.1
1997                                                                                             28.96            4.2

------------------------

    The foregoing statistical data has been derived from the Long Island Office Market Class A Statistical Summary (Year End 1997), the Westchester County Office Market Report (Fourth Quarter 1997), the Fairfield County (Connecticut) Office Market Report (Fourth Quarter 1997) and the New Jersey Office Market Class A Statistical Summary (Year End 1997) of Cushman & Wakefield. Direct vacancy rate is defined for purposes of these reports as landlord available space divided by inventory. Weighted average rental rate is defined as gross annual asking rates of existing buildings per square foot. The weighted average rental rate represents an average rental rate which is weighted by the amount of square footage available at each respective rental rate.

    As indicated above, the Company's suburban office markets have continued to strengthen. In addition, there has been limited new development in these markets. Set forth below is a table indicating the new space under development in the top twenty-one Metropolitan Statistical Areas ("MSAs") in the United States (measured by leasing square footage) as a percentage of total leasing inventory, as of December 31, 1997. MSAs in which any of the Company's Properties are located are italicized and highlighted in bold. Of the top twenty-one MSAs, the Company's suburban office markets ranked as the first, second, fourth and eighth lowest MSA with respect to new space under development as a percentage of total leasing inventory.

                                                                 NEW SPACE UNDER DEVELOPMENT AS
METROPOLITAN STATISTICAL AREA                                    A % OF TOTAL LEASING INVENTORY
-------------------------------------------------------------  -----------------------------------
STAMFORD.....................................................                     0.3
WESTCHESTER..................................................                     0.5
New York City................................................                     0.5
LONG ISLAND..................................................                     0.9(1)
Houston......................................................                     1.1
Cleveland....................................................                     1.4
LA County....................................................                     1.5
NORTHERN NEW JERSEY..........................................                     2.3
Chicago......................................................                     2.7
Denver.......................................................                     2.8
Orange County................................................                     3.0
Philadelphia.................................................                     3.0
San Francisco................................................                     3.8
Washington, D.C. ............................................                     3.8
Oakland......................................................                     3.9
Dallas.......................................................                     4.2
San Diego....................................................                     4.3
Boston.......................................................                     4.4
Phoenix......................................................                     5.2
Seattle......................................................                     5.7
Atlanta......................................................                     6.1%

(1) The Company's projects under development represent 48% of new space under development.

------------------------

Sources: CoStar, Jamison Research, Grubb & Ellis, Cushman & Wakefield, CB Commercial/Torto Wheaton Research and Merrill Lynch.

                                  THE OFFERING

    For a more complete description of the terms of the    % Series A
Convertible Cumulative Preferred Stock (the "Series A Preferred Stock") offered hereby (the "Offering"), see "Description of Series A Preferred Stock" herein and "Description of Preferred Stock" in the accompanying Prospectus.

SECURITIES OFFERED......  8,000,000 shares of    % Series A Preferred Stock (9,200,000
                          shares if the Underwriters' over-allotment option is exercised in full).
DISTRIBUTIONS...........  Distributions on the Series A Preferred Stock will be cumulative from the date of issue and will be payable quarterly in arrears on or about January 31, April 30, July 31 and October 31 of each
                          year, commencing on July 31, 1998, at the rate of    % per annum
                          of the liquidation preference per share (equivalent to $
                          per annum per share of Series A Preferred Stock). Distributions on the Series A Preferred Stock will accumulate whether or not the Company has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized.
CONVERSION RIGHTS.......  Shares of Series A Preferred Stock will be convertible, in whole or in part, at the option of the holder at any time, unless previously redeemed, into

                          Common Stock, at a conversion price of $         per share of
                          Common Stock (equivalent to a conversion rate of       shares of
                          Common Stock for each share of Series A Preferred Stock), subject to adjustment in the case of the RSI common stock distribution, if consummated, and in certain other circumstances, as described herein.
LIQUIDATION
  PREFERENCE............  $25.00 per share, plus an amount equal to any accumulated and unpaid distributions.
REDEMPTION..............  Shares of Series A Preferred Stock generally will not be
                          redeemable prior to             , 2003, except to the extent
                          necessary to preserve the Company's status as a REIT. On and
                          after             , 2003, shares of the Series A Preferred Stock
                          may be redeemed at the option of the Company, in whole or in part, at the redemption prices specified herein, plus accumulated and unpaid distributions, if any, to the redemption date;
                          provided, however, that the Company may exercise this option only if the redemption price (other than the portion thereof
                          consisting of accumulated and unpaid distributions) is paid solely out of the sale proceeds of capital stock of the Company.
VOTING RIGHTS...........  If distributions on the Series A Preferred Stock are in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, holders of Series A Preferred Stock
                          (voting separately as a class with all other series of Preferred
                          Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to serve on the Board of Directors of the
                          Company until all distribution arrearages have been paid. In addition, certain changes that would be materially adverse to the rights of holders of the Series A Preferred Stock may not be made without the affirmative vote of two-thirds of the Series A
                          Preferred Stock .
RANKING.................  The Series A Preferred Stock will rank senior to the Common Stock with respect to payment of distributions or amounts upon a liquidation, dissolution or winding up of the Company.
NYSE LISTING............  Application has been made to list the Series A Preferred Stock on the NYSE under the symbol "RAPrA."
OWNERSHIP
  RESTRICTIONS..........  To ensure that the Company qualifies as a REIT, the Series A
                          Preferred Stock may not be acquired or transferred if such acquisition or transfer will result in the acquiror or transferee owning in excess of 15% of the number of shares or value of the outstanding Series A Preferred Stock. The Series A Preferred
                          Stock will also be subject to an overall restriction that no holder thereof may own, in the aggregate, as a result of the ownership of the Series A Preferred Stock and other captial stock of the Company, in excess of 9.0% in value of all outstanding capital stock of the Company. Furthermore, conversion of the
                          Series A Preferred Stock will be restricted to the extent that ownership of the Common Stock would exceed the ownership
                          limitation applicable to the Common Stock.
USE OF PROCEEDS.........  The net proceeds from the Offering will be used to reduce amounts outstanding under the Credit Facilities and for general corporate purposes.

                     SUMMARY SELECTED FINANCIAL INFORMATION

    The following table sets forth summary selected financial and operating information for the Company and on a combined historical basis for the Company's predecessor entities (the "Reckson Group"). The selected operating and balance sheet data of the Company at and for the years ended December 31, 1997 and December 31, 1996 and at and for the period from June 3, 1995 to December 31, 1995 and the selected operating and balance sheet data of the Reckson Group at and for the period from January 1, 1995 to June 2, 1995 have been derived from the audited financial statements.

                                                                  RECKSON ASSOCIATES
                                                                     REALTY CORP.                 RECKSON GROUP
                                                      ------------------------------------------  --------------
                                                                                   JUNE 3, 1995     JANUARY 1,
                                                       YEAR ENDED    YEAR ENDED         TO             1995
                                                      DECEMBER 31,  DECEMBER 31,   DECEMBER 31,     TO JUNE 2,
                                                          1997          1996           1995            1995
                                                      ------------  ------------  --------------  --------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
  Total revenues(1).................................   $  152,668    $   95,110    $     38,355    $     22,270
                                                      ------------  ------------  --------------  --------------
  Property operating expenses.......................       28,943        18,959           7,144           3,985
  Real estate taxes.................................       20,579        13,935           5,755           3,390
  Ground rents......................................        1,269         1,107             579             234
  Rent expense to an affiliate......................       --            --             --                   99
  Construction costs and expenses...................       --            --             --                1,929
  Interest..........................................       21,585        13,331           5,331           7,622
  Depreciation and amortization.....................       27,237        17,670           7,233           3,606
  Marketing, general and administrative.............        8,292         5,949           1,859           1,759
                                                      ------------  ------------  --------------  --------------
  Total expenses....................................      107,905        70,951          27,901          22,624
                                                      ------------  ------------  --------------  --------------

  Operating income (loss)...........................       44,763        24,159          10,454            (354)
  Investment income.................................       --            --             --                  210
  Gain (loss) on sales of properties................          672        --             --                   35
  Equity in income (losses) of investees............           55         1,031             100             303
  Minority interests................................       (8,624)       (6,768)         (3,067)        --
                                                      ------------  ------------  --------------  --------------

  Income (loss) before extraordinary item...........       36,866        18,422           7,487             194
  Gain (loss) on extinguishment of debts............       (2,230)         (895)         (4,234)        --
                                                      ------------  ------------  --------------  --------------
  Net income (loss).................................   $   34,636    $   17,527    $      3,253    $        194
                                                      ------------  ------------  --------------  --------------
  Basic net income per share........................   $     1.06    $      .88(2)  $        .22(2)
                                                      ------------  ------------  --------------
  Weighted average shares outstanding...............   32,727,000    19,928,000(2)    14,678,000(2)
                                                      ------------  ------------  --------------
  Diluted net income per share (4)..................   $     1.04    $      .87(2)  $        .22(2)
                                                      ------------  ------------  --------------
  Diluted weighted average shares outstanding.......   33,260,000    20,190,000(2)    14,725,000(2)
                                                      ------------  ------------  --------------


                                                               YEAR ENDED DECEMBER 31,
                                                      ------------------------------------------
                                                          1997          1996           1995
                                                      ------------  ------------  --------------
BALANCE SHEET DATA:
  Commercial real estate, before
    accumulated depreciation........................   $1,015,282    $  519,504    $    290,712
  Total assets......................................    1,113,257       543,758         242,728
  Mortgages and notes payable.......................      180,023       161,513          98,126
  Credit facility...................................      210,250       108,500          40,000
  Senior Unsecured Notes............................      150,000        --
  Minority interests................................       92,405        61,066          35,919
  Shareholders' equity..............................      448,665       186,867          61,759

                                                                  RECKSON ASSOCIATES
                                                                     REALTY CORP.                 RECKSON GROUP
                                                      ------------------------------------------  --------------
                                                                                   JUNE 3, 1995     JANUARY 1,
                                                       YEAR ENDED    YEAR ENDED         TO             1995
                                                      DECEMBER 31,  DECEMBER 31,   DECEMBER 31,     TO JUNE 2,
                                                          1997          1996           1995            1995
                                                      ------------  ------------  --------------  --------------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OTHER DATA:
  Funds from operations(3)..........................   $   69,548    $   41,133    $     17,246    $      3,800
  Net cash provided by operating activities.........       70,643        39,422          17,023           1,619
  Net cash (used in) provided by investing
    activities......................................     (546,951)     (273,703)        (78,315)           (710)
  Net cash (used in) provided by financing
    activities......................................      485,448       239,985          68,275          (5,092)
  Gross leasable area at end of period
    (square feet in thousands):
    Office..........................................        7,595         4,397           1,930           1,570
    Industrial......................................        6,050         4,403           3,500           2,959

------------------------

(1) Historical total revenues include construction revenue of $2,361 (Reckson Group January 1, 1995 to June 2, 1995).

(2) Adjusted to reflect a two-for-one stock split effective on April 15, 1997.

(3) Management considers funds from operations to be an appropriate measure of the performance of an equity REIT. The White Paper on Funds from Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in March 1995 defines funds from operations as net income (loss) (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. The Company computes funds from operations in accordance with the standards established by NAREIT, which may not be comparable to funds from operations reported by other REITS that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than the Company. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not indicative of cash available to fund cash needs. Funds from operations should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

(4) The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE. For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements which are incorporated by reference herein.

                                  THE COMPANY

GENERAL

    Reckson Associates Realty Corp. commenced operations effective with the completion of its IPO on June 2, 1995. The Company was formed for the purpose of continuing the commercial real estate business of Reckson Associates, its affiliated partnerships and other entities ("Reckson"). For more than 40 years, Reckson has been engaged in the business of owning, developing, acquiring, constructing, managing and leasing suburban office and industrial properties in the New York Tri-State area of Long Island, Westchester, Northern New Jersey and Southern Connecticut (the "Tri-State area"). Based on industry surveys, management believes that the Company is one of the largest publicly-traded owners and managers of Class A suburban office and industrial properties in the New York Tri-State area. The Company's core growth strategy is currently focused on suburban markets surrounding New York City. The Company operates as a fully-integrated, self administered and self-managed REIT.

    As of March 20, 1998, the Company owned 182 properties (the "Properties") (including three joint venture properties) encompassing 18 million rentable square feet, consisting of 62 Class A suburban office properties (the "Office Properties") encompassing approximately 8.5 million rentable square feet, 118 industrial properties (the "Industrial Properties") encompassing approximately
9.5 million rentable square feet and two 10,000 square foot retail properties. The Company also has entered into contracts or letters of intent to acquire nine additional properties, encompassing 1.6 million square feet, for an aggregate purchase price of approximately $248.3 million. In addition, as of March 20, 1998, the Company owned or had contracted to acquire approximately 847 acres of land in 17 separate parcels that may present future development opportunities in respect of 8.9 million square feet. Furthermore, as of March 20, 1998, the Company had invested approximately $30.3 million in certain mortgage indebtedness encumbering four Class A office properties on Long Island encompassing approximately 577,000 square feet and a 400 acre parcel of land located in New Jersey.

    The Company's strategy has been, and continues to be, to develop a dominant presence in each of its targeted submarkets with an entrepreneurial, local management team. The Company emphasizes a value creation philosophy whereby it acquires properties that are underperforming or undermanaged and seeks to create value by applying its core real estate disciplines to redevelop and reposition such properties. The Company also seeks "strategic acquisitions", purchasing well-located properties in its submarkets in order to enhance the Company's franchise in each particular submarket, thereby creating operating and leasing efficiencies for the Company. In addition, the Company is dedicated to maintaining (or, if necessary, upgrading) the quality of its properties in order to successfully compete and achieve high rents, occupancy and tenant retention rates in each of its submarkets. Accordingly, the Office Properties are Class A suburban office buildings, and the majority of the Office Properties are located in planned office parks and are tenanted primarily by national service firms such as "big six" accounting firms, securities brokerage houses, insurance companies and health care providers, while the Industrial Properties are also primarily located in planned industrial parks or in close proximity within the particular submarket.

    From the IPO through March 20, 1998, the Company has implemented its core business strategy, resulting in the acquisition of 52 Office Properties and 59 Industrial Properties, encompassing approximately 13.5 million square feet, for an aggregate purchase price of approximately $946 million. On Long Island, the Company has acquired 13 Office Properties and 32 Industrial Properties, encompassing approximately 2.1 million and 2.5 million square feet, respectively, In February 1996, the Company established its Westchester Division with the acquisition of a 935,000 square foot office portfolio and associated management and construction operations for approximately $83 million, or $89 per square foot. Since the Company established its Westchester Division, it has acquired 11 Office Properties and three Industrial Properties in Westchester encompassing approximately 1.4 million and 163,000 square feet, respectively. In October 1996, the Company established its Connecticut Division with the purchase of Landmark Square, a six building Class A office complex encompassing approximately 800,000 square feet located in Stamford, Connecticut, for approximately $77 million, or $96 per square foot. Since the Company established its Connecticut Division, it has acquired a 452,000 square foot Industrial Property located in Shelton, Connecticut. In addition, in early 1997, the Company acquired four Office Properties in West Orange, New Jersey and one Office Property in Montvale, New Jersey, encompassing approximately 500,000 square feet, for approximately $57 million, or $113 per square foot, and, in connection with this acquisition, established its New Jersey Division. Since the Company established its New Jersey Division, it has acquired 14 Office Properties and 23 Industrial Properties in New Jersey encompassing approximately 1.7 million and 3.4 million square feet, respectively.

    During 1997, the Company acquired 25 Office Properties and 20 Industrial Properties, encompassing approximately 4.8 million square feet, for an aggregate purchase price of approximately $420 million. For a discussion of certain property acquisitions subsequent to December 31, 1997, see "Recent Developments."

    All of the Company's interests in the Properties are held directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through, the Operating Partnership. The Company controls the Operating Partnership as the sole general partner and, as of March 20, 1998, owned approximately 84% of the Operating Partnership's outstanding units of partnership interest ("Units").

    The Company's executive offices are located at 225 Broadhollow Road, Melville, New York 11747 and its telephone number at that location is (516) 694-6900. At December 31, 1997, the Company had approximately 210 employees.

                              RECENT DEVELOPMENTS

OPERATING PERFORMANCE

    Since its IPO in June 1995, the Company has consistently reported increases in its Funds From Operations ("FFO"). The Company's FFO for the quarter ended December 31, 1997 increased to $20.1 million, or 62.1%, from $12.4 million for the quarter ended December 31, 1996 which itself reflected an increase of 64.5% from the quarter ended December 31, 1995. The Company's FFO for the year ended December 31, 1997 increased to $69.5 million, or 69.1%, from $41.1 million for the year ended December 31, 1996. The Company's positive financial performance reflects the acquisition of additional properties and internally generated growth in net operating income resulting from expiring leases being renewed or replaced at rents that were on average 14.6% higher for the quarter ended December 31, 1997 and 10.1% higher for the year ended December 31, 1997 and from the realization of operating efficiencies due to operating a larger portfolio of properties.

CORE ACQUISITIONS

    LONG ISLAND. Since November 1997, the Company has acquired three Class A office properties and three industrial properties on Long Island for approximately $59 million. The three office property acquisitions include one building located in Hauppauge and two adjacent buildings located in Mitchel Field, where the Company now owns 1.5 million square feet, or approximately 55% of the Mitchel Field Class A office submarket. The three industrial property acquisitions include one building located within the Melville Industrial market, where the Company is the largest landlord owning approximately 371,000 square feet, and two buildings located in the Hauppauge Industrial Park, where the Company is the largest landlord owning 2.4 million square feet.

    In addition, in February 1998, the Company acquired Triad V, a 351,000 square foot, four-story Class A office building located in Lake Success, Long Island, for approximately $35 million, or approximately $100 per square foot. Eighteen months prior, the Company acquired an approximate 70% interest in a non-performing first mortgage note secured by the property. The Company finalized the transaction by obtaining title to the property as the successful bidder at a bankruptcy auction. The Company anticipates investing an additional $5 million in this property. The Company believes its aggregate investment represents an approximate 40% discount to replacement cost.

    WESTCHESTER. In December 1997, the Company acquired eight Class A office properties in Westchester County for a total investment of approximately $109 million. The acquisitions consist of a Class A office building located in Tarrytown, New York, a Class A office building located in Elmsford, New York, and a six building office park located in Rye Brook, New York. In addition, the Company acquired three stand-alone industrial properties for a total investment of approximately $7.9 million. These acquisitions increased the Company's portfolio in Westchester County to approximately 2.5 million square feet.

    One of the Class A office buildings is a 203,000 square foot, six story building located in Tarrytown, New York. This building is the premier office property in the Tarrytown submarket and was purchased for approximately $28 million, representing what the Company believes to be an approximate 40% discount to replacement cost. With the acquisition of this building, the Company now owns and operates over 1.2 million square feet, and controls approximately 55% of the Class A office space, in the Tarrytown -- Route 119 submarket. The Company's portfolio on Tarrytown's Route 119 corridor is 98.54% leased.

    The other Class A office building is an 85,000 square foot, three story office building located in Elmsford, New York, which is currently approximately 93% leased.

    The Company also acquired Royal Executive Park, a 542,000 square foot, six building, Class A office park, for $73 million. This office park is located in Rye Brook, New York in Westchester County's eastern region, has been renamed as Reckson Executive Park and is occupied by such major tenants as MCI and the Hitachi companies. In addition to its significant presence in the Tarrytown submarket, the Company is now the largest landlord in the eastern submarket of Westchester County. The Company acquired this office park at a purchase price it believes represents a 25% discount to replacement cost. In addition to the existing buildings, the Company also acquired a contiguous 32 acre development parcel on which 345,000 square feet of Class A office space can be developed. This parcel was acquired for approximately $8 million, or $23 per developable square foot.

    NEW JERSEY. In December 1997, the Company entered the Princeton, New Jersey office market with the acquisition of University Square for approximately $12 million and the acquisition of 18 acres of adjacent developable land for approximately $5 million, or $16 per developable square foot. The acquisition was completed in a joint venture with Matrix Development Group.

    University Square is a three building 131,000 square foot office complex that is well located at the primary intersection of Route 1 and Alexander Road in the heart of the Princeton office market. The buildings were designed by the noted architectural firm of Gwathmey Siegel & Associates. This acquisition marked the Company's entrance into the Princeton market, giving it a visible presence in one of New Jersey's healthiest markets. The Company also acquired an 18 acre prime parcel of adjacent land on which an additional 310,000 square foot Class A office building can be developed. The Company anticipates commencing development of this project to take advantage of Princeton's low 2.7% Class A vacancy rate. The Company projects total development costs of approximately $40 million.

    In addition, in March 1998, the Company acquired 51 John F. Kennedy Parkway ("51 JFK Parkway"), a five-story, 250,000 square foot Class A office building for approximately $67 million. 51 JFK Parkway is located in Short Hills, New Jersey and is the premier building in the Short Hills submarket. The property is fully leased with a tenant roster that includes Prudential Insurance Company, Merrill Lynch and Franklin Mutual.

    51 JFK Parkway is the third building acquired by the Company in the Short Hills submarket and is contiguous to 101 JFK Parkway, a 308,000 square foot, two building Class A office complex, which the Company acquired in 1997. With the 51 JFK Parkway acquisition, the Company now owns 600,000 square feet in, or approximately 50% of the Class A office space of, the Short Hills Class A office submarket.

    CONNECTICUT. In March 1998, the Company entered into a contract to acquire Stamford Towers, a Class A office complex, consisting of two eleven story towers totaling 317,000 square feet. The acquisition of this property will increase the Company's holdings in Stamford, Connecticut by approximately 40% to approximately 1.2 million square feet. The Company believes that rents at this property are presently 30% below market. The Company also believes that the acquisition price represents an approximate 40% discount to replacement cost. There can be no assurance that this acquisition will be consummated.

    OTHER PENDING ACQUISITIONS. The Company has also entered into contracts to acquire two office properties (one of which is under development), encompassing approximately 266,000 square feet, for an aggregate purchase price of approximately $10 million, and a non-binding letter of intent to acquire a portfolio of five office properties, encompassing approximately 980,000 square feet, for an aggregate purchase price of $177 million. All of these properties are located within the Company's established Tri-State area submarkets or in new Tri-State area submarkets where it believes it has the opportunity to establish a significant presence. There can be no assurance that these pending acquisitions will be consummated since they are subject to due diligence and other contingencies.

ENTITY LEVEL INVESTMENT

    Over the last two years, the Company has made investments in each of its suburban markets in operating companies that included a well-located core group of properties as well as an entrepreneurial, local management team. In each case, the Company has successfully integrated these companies as operating divisions by enhancing their operations with Reckson's proven operating processes and indoctrinating them with Reckson's value creation philosophy.

    The Company believes it has developed a core competency at identifying, investing in and strategically guiding entrepreneurial operating companies as is evidenced by the Company's success in acquiring and building its divisions. This core competency has been integrated into the Company's business model for the future.

    Management believes that as the real estate industry continues to mature, entrepreneurial management teams that traditionally have operated in a transaction oriented manner will seek to transform their organizations into a corporate-like cohesive operating company like Reckson. The Company will seek to make entity level investments in companies that have strong entrepreneurial management teams and a proven track record of creating value in their sectors. The Company believes that such entity level investments will be a key component of the next phase of the Company's growth.

    Consistent with the Company's entity level investment strategy, in January 1998, Reckson, through Reckson Morris Industrial Trust, a private real estate investment trust ("RMIT"), acquired a controlling interest in Reckson Morris Operating Partnership, L.P. ("RMI"), the successor to the Morris Companies. This acquisition creates a platform for the acquisition and development of additional "big box" industrial distribution facilities.

    The RMI portfolio consists of 23 industrial properties, including two projects under development, comprising approximately four million square feet and contracts or options to acquire approximately 382 acres of developable land. The portfolio is located throughout Northern and Central New Jersey and has a weighted average age of less than 10 years and average ceiling heights of approximately 28 feet. The Morris Companies, headquartered in Secaucus, New Jersey, was founded by Robert Morris and Joseph Morris over 25 years ago and has earned a reputation as one of New Jersey's largest and most respected developers and operators of "big box" industrial space, having developed over 15 million square feet for many national and regional tenants.

    Reckson initially invested approximately $72 million in RMIT, which acquired an approximately 73% interest in RMI, and has a commitment to invest up to an aggregate of $150 million. Additional investments will be made as required to finance RMI's future growth. Substantially all of the proceeds from Reckson's initial investment were utilized to repay outstanding mortgage debt encumbering the RMI portfolio and to position RMI with a 12% debt to total market capitalization. RMI has been formed with a conservative capital structure to position it to pursue an aggressive growth strategy. In New Jersey, RMI will target consolidation opportunities within the one billion square foot industrial market, develop "big box" build to suits and source, redevelop and reposition underperforming industrial properties. In addition, RMI will seek to establish a platform for growth by acquiring and integrating local "big-box" developers with entrepreneurial management teams in selected markets. To execute its growth strategy, RMI plans to capitalize on Morris' reputation and existing relationships with regional and national tenants.

    In addition, the Company has taken initiatives to explore additional entity level real estate investments beyond its traditional office and industrial sectors. In that regard, the Company will invest with or in Reckson Strategic Venture Partners, LLC ("RSVP"), which has been formed to serve as a "research and development" vehicle that will enable the Company to identify and invest in operating companies in selected sectors.

FINANCING ACTIVITIES

    The Company is negotiating to expand its three-year unsecured credit facility arranged by The Chase Manhattan Bank ("Chase") and Union Bank of Switzerland ("UBS") (the "Unsecured Credit Facility"). The Unsecured Credit Facility currently provides for a maximum borrowing amount of $250 million and the Company's ability to borrow thereunder is subject to the satisfaction of certain financial covenants. In addition, borrowings under the Unsecured Credit Facility bear interest at a floating rate equal to one, two, three or six month LIBOR (at the Company's election) plus a spread based on the Company's leverage ratio. The Company is seeking to expand the maximum borrowing amount under the Unsecured Credit Facility to $500 million. In January, 1998, the Company obtained a $200 million short-term bridge facility (the "Bridge Facility", and together with the Unsecured Credit Facility, the "Credit Facilities") from Chase and UBS pending the expansion of the Unsecured Credit Facility. There can be no assurance that the expansion of the Unsecured Credit Facility will be obtained.

RSI DISTRIBUTION

    GENERAL. Reckson Service Industries, Inc. ("RSI"), a subsidiary of the Operating Partnership, has filed a registration statement with the Securities and Exchange Commission to register shares of RSI's common stock in connection with the distribution of such shares to stockholders of the Company and limited partners in the Operating Partnership and a subscription rights offering to recipients of such shares, with a standby commitment from RSI management to purchase all remaining shares in respect of which rights have not been exercised. No assurance can be given that such distribution or subscription rights offering will be consummated.

    RSI has been formed primarily to identify and acquire interests in operating companies that engage in businesses that provide services for occupants of office, industrial and other property types that Reckson has traditionally not performed (collectively, "Commercial Services"). RSI will focus on service sectors that present opportunities to provide Commercial Services to the Operating Partnership and its tenants, to the tenants and customers of RSVP and RSI's other affiliates and to other third parties. RSI also has formed RSVP as a real estate venture capital fund and "research and development" vehicle for Reckson to explore and invest in real estate sectors outside of its traditional office and industrial sectors, thereby providing the potential for Reckson to incorporate one or more of these alternative real estate sectors into its core business. Reckson will have the right to invest in all investments sourced by RSVP that generate income of the type satisfying Federal tax laws applicable to REITs ("REIT-Qualified Investments"). See "--The Intercompany Agreement."

    ASSETS OF RSI. It is expected that RSI's initial assets will be comprised of (i) an interest in a company providing advanced telecommunications systems and services, (ii) options to acquire (a) a 9.9% equity interest in Reckson Executive Centers LLC, an executive office suites business operated at Reckson's properties, and (b) a majority equity interest in a joint venture that owns 100% of a privately-held national executive office suites business and (iii) an indirect interest in the assets of RSVP, currently representing minority interests in joint ventures owning majority equity interests in a student housing enterprise and a student housing project. The fair market value of RSI's net assets, as determined by Reckson's board of directors, is equivalent to book value, which at December 31, 1997 was approximately $4.2 million.

    FUNDING SOURCES FOR RSI. RSI expects to establish a credit facility with the Operating Partnership (the "RSI Facility") in the amount of $100 million for RSI's service sector operations and other general corporate purposes. The RSI Facility will have a term of five years. Interest will accrue on advances made under the RSI Facility at a rate equal to the greater of (i) the prime rate plus 2% and (ii) 12% per annum, with the rate referred to in clause (ii) increasing annually at a rate of 4% of the prior year's rate. Prior to maturity, interest will be payable quarterly but only to the extent of net cash flow.

    In addition, the Operating Partnership has approved the funding of investments of up to $100 million with or in RSVP, through (i) the funding of RSVP investments prior to the distribution of RSI common stock, (ii) RSVP-controlled joint venture REIT-Qualified Investments, or (iii) advances made to RSI under terms similar to the RSI Facility.

    RSI is a newly formed enterprise with a limited operating history and limited assets and access to capital. Accordingly, no assurance can be given that RSI will have the funds necessary to pay interest on a timely basis or to repay principal at maturity.

    RSVP has obtained a $200 million preferred equity facility (the "PaineWebber Equity Facility") from PaineWebber Real Estate Securities Inc.("PWRES"). The PaineWebber Equity Facility provides that the preferred equity may be drawn over a three year period, thereby entitling the preferred equity holder to a preferred return in respect of distributions from RSVP's cash flow and from capital events such as sales and refinancings. The PaineWebber Equity Facility also requires the Operating Partnership's consent for RSVP to enter into any office or industrial transaction that the Operating Partnership has chosen not to pursue. Advances under the PaineWebber Equity Facility are expected to be partially funded by an investment fund that is jointly sponsored by financier George Soros and PWRES.

    THE INTERCOMPANY AGREEMENT. The Operating Partnership and RSI will enter into an Intercompany Agreement in order to limit conflicts of interest by formalizing their relationship at the outset. It is anticipated that decisions regarding such first opportunity rights of Reckson will be presented to the executive committee of the board of directors of Reckson, which includes two independent directors of Reckson's board of directors. Under the Intercompany Agreement, RSI will grant the Operating Partnership a right of first opportunity to make any REIT-Qualified Investment that becomes available to RSI. In addition, in the event that any REIT-Qualified Investment opportunity becomes available to an affiliate of RSI, including RSVP, such affiliate will be required to allow the Operating Partnership to participate in such opportunity to the extent of RSI's interest, if any, therein.

    Under the Intercompany Agreement, the Operating Partnership will grant RSI a right of first opportunity to provide Commercial Services to the Operating Partnership and its tenants or that become available to the Operating Partnership. Any services provided by RSI to the Operating Partnership will be required to be at rates and on terms as attractive as the best available for comparable services in the market or those offered by RSI to third parties. In addition, the Operating Partnership will be required to give RSI access to its tenants in respect of Commercial Services that may be provided to such tenants.

    The Intercompany Agreement will also provide, subject to certain conditions, that the Operating Partnership will provide RSI with a right of first refusal to become the lessee of any real property acquired by the Operating Partnership if the Operating Partnership determines that, consistent with Reckson's status as a REIT, it is required to enter into a "master" lease arrangement.

    INTERESTS OF CERTAIN OFFICERS AND DIRECTORS OF RSI. Donald J. Rechler, Scott H. Rechler and Michael Maturo will serve as executive officers of RSI and each currently serves as an executive officer of Reckson. In addition, Roger Rechler, Mitchell D. Rechler and Gregg M. Rechler will serve on RSI's management advisory committee and each currently serves as an executive officer of Reckson. Furthermore, Donald J. Rechler, Scott H. Rechler, Roger Rechler, Gregg M. Rechler and Michael Maturo will serve on RSI's board of directors and each (other than Michael Maturo and Gregg M. Rechler) currently serves on the board of directors of Reckson. As a result, the aforementioned officers and directors will have duties and responsibilities to each of RSI and Reckson and, accordingly, conflicts of interest may arise.

                                USE OF PROCEEDS

    The net cash proceeds to the Company from the Offering, after deducting the estimated underwriting discount and estimated expenses, are estimated to be
$         million (or $         million if the Underwriters' over-allotment
option is exercised in full). Management intends to use approximately $191.75 million to repay borrowings under the Credit Facilities. As of March 20, 1998, borrowings under the Credit Facilities aggregated approximately $385 million, had a weighted average interest rate of 6.9% per annum and a weighted average maturity of 1.3 years. The balance of the proceeds ($8.25 million) will be used for general corporate purposes.

              PRICE RANGE OF COMMON STOCK AND DISTRIBUTION HISTORY

    The Company's Common Stock commenced trading on the NYSE on May 25, 1995, under the symbol "RA." The following table sets forth the quarterly high and low closing sales prices per share of the Common Stock reported on the NYSE and the distributions paid by the Company with respect to each such period. All information provided in the following table has been adjusted to reflect the two-for-one stock split effective on April 15, 1997.

QUARTER ENDED                                                  HIGH        LOW     DISTRIBUTION
-----------------------------------------------------------  ---------  ---------  -----------
June 30, 1995 (from June 2, 1995)..........................  $  12.313  $  12.000   $  0.0900
September 30, 1995.........................................  $  13.938  $  12.125   $  0.2891
December 31, 1995..........................................  $  14.750  $  12.938   $  0.2891
March 31, 1996.............................................  $  16.125  $  14.563   $  0.2891
June 30, 1996..............................................  $  16.500  $  14.625   $  0.3000
September 30, 1996.........................................  $  18.563  $  15.500   $  0.3000
December 31, 1996..........................................  $  21.313  $  17.625   $  0.3000
March 31, 1997.............................................  $  23.563  $  20.438   $  0.3000
June 30, 1997..............................................  $  23.625  $  20.875   $  0.3125
September 30, 1997.........................................  $  27.000  $  22.375   $  0.3125(1)
December 31, 1997..........................................  $  28.750  $  24.063   $  0.3125(1)
March 31, 1998 (through March 25, 1998)....................  $  26.438  $  24.125   $  0.3125(2)

------------------------

(1) The Company paid the third quarter and fourth quarter distributions during the quarter ending December 31, 1997.

(2) It is expected that this distribution will be paid April 17, 1998 to holders of record on April 7, 1998.

    On March 25, 1998, the reported closing sale price per share of Common Stock on the NYSE was $25.00 and there were approximately 370 holders of record of the Company's Common Stock.

    Future distributions by the Company will be at the discretion of the Board of Directors and will depend on the actual FFO of the Company, its financial condition, its capital requirements, the annual distribution requirements under the REIT provisions of the Code (see "Federal Income Tax Considerations" in the accompanying Prospectus), and such other factors as the Board of Directors deems relevant. There can be no assurance that any such distributions will be made by the Company.

    Distributions by the Company to the extent of its current and accumulated earnings and profits for federal income tax purposes generally will be taxable to stockholders as ordinary dividend income. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable reduction of the stockholder's basis in its shares of capital stock to the extent thereof, and thereafter as taxable gains. Distributions that are treated as a reduction of the stockholder's basis in its shares of capital stock will have the effect of deferring taxation until the sale of the stockholder's shares.

    In the future, the Company may implement a distribution reinvestment program under which holders of Common Stock may elect automatically to reinvest distributions in additional Common Stock. The Company may, from time to time, repurchase Common Stock in the open market for purposes of fulfilling its obligations under this dividend reinvestment program, if adopted, or may elect to issue additional Common Stock.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company on a historical basis and on an as adjusted basis as of December 31, 1997, assuming
(i) the sale by the Company of the Series A Preferred Stock in the Offering and
(ii) the application of the net proceeds therefrom as if the Offering had occurred on December 31, 1997. See "Use of Proceeds." The information set forth in the table should be read in conjunction with the consolidated financial statements of the Company and notes thereto, the pro forma financial information and notes thereto incorporated by reference herein.

                                                                     HISTORICAL   AS ADJUSTED
                                                                    ------------  ------------
                                                                          (IN THOUSANDS,
                                                                        EXCEPT SHARE DATA)
DEBT:
  Mortgage notes payable..........................................  $    180,023       166,958(1)
  Senior unsecured notes..........................................       150,000       150,000
  Credit Facilities...............................................       210,250       193,000(2)
MINORITY INTEREST.................................................        85,750        92,390(3)

STOCKHOLDERS' EQUITY:
  Preferred Stock, $.01 par value per share; 25,000,000
    authorized; none issued and outstanding; 8,000,000 issued and
    outstanding on an as adjusted basis...........................       --            200,000
  Common Stock, $.01 par value per share; 100,000,000 authorized;
    37,770,158 issued and outstanding, 38,618,678 issued and
    outstanding on an as adjusted basis(4)........................           378           386
  Additional paid in capital......................................       448,287       464,461
  Accumulated (deficit)/earnings..................................             0             0
                                                                    ------------  ------------
    Total stockholders' equity....................................       448,665       464,847
                                                                    ------------  ------------
    Total capitalization..........................................  $  1,074,688  $  1,267,195

------------------------

(1) Includes the Operating Partnership's proportionate share of the mortgage debt of three joint venture properties (two of which are unconsolidated).

(2) Reflects the net effect of $174,500 in borrowings incurred under the Credit Facilities since December 31, 1997 and application of the net proceeds hereof.

(3) Reflects the issuance in January 1998 of 513,259 Units in connection with a property acquisition.

(4) Reflects the issuance in February 1998 of 791,152 shares of Common Stock in a public offering. Does not include Common Stock reserved for issuance upon
    (i) possible exchange of 7,674,575 Units and (ii) exercise of 2,798,564 options granted pursuant to the Company's Stock Option Plans on an as adjusted basis.

                                 THE PROPERTIES

    As of December 31, 1997, the Company owned 155 Properties (including three joint venture properties) encompassing approximately 13.6 million rentable square feet. These Properties consisted of 58 Class A Office Properties encompassing approximately 7.6 million rentable square feet, 95 Industrial Properties encompassing approximately 6.0 million rentable square feet and two free-standing 10,000 square foot retail properties. The rentable square feet of each Property has been determined for these purposes based on the aggregate leased square footage specified in currently effective leases and, with respect to vacant space, management's estimate. In addition, since December 31, 1997, the Company has acquired 27 properties and entered into contracts or letters of intent to acquire nine additional properties, encompassing approximately 6.0 million square feet in the aggregate. The Company also owned or had contracted to acquire approximately 847 acres of land in 17 separate parcels as of December 31, 1997.

    The Company has historically emphasized the development and acquisition of properties located in large scale office and industrial parks, or in close proximity within the particular submarket, and, as of December 31, 1997, approximately 66% of the Office Properties and 58% of the Industrial Properties were so located (measured by rentable square footage). The Company believes that owning properties in such locations provides certain strategic advantages, including the following: (i) certain tenants prefer being located in or near a park with other high quality companies to enhance their corporate image, (ii) park areas afford tenants certain aesthetic amenities such as a common landscaping plan, standardization of signage and common dining and recreational facilities, (iii) tenants may expand (or contract) their business within a park area, enabling them to centralize business function, (iv) a park area provides tenants with access to other tenants and may facilitate business relationships between tenants and (v) a critical mass of properties in a park area promotes operating and leasing efficiencies for the Company.

    Also, as of December 31, 1997, the Company had invested approximately $72.5 million in certain mortgage indebtedness encumbering five Class A Office Properties on Long Island encompassing approximately 927,000 square feet, a 400 acre parcel of land and a 586,000 square foot Industrial Property in New Jersey.

    Set forth below is a summary of certain information relating to the Company's Properties, categorized by office and industrial park, as of December 31, 1997.

OFFICE PROPERTIES

    GENERAL. As of December 31, 1997, the Company owned or had an interest in 58 Class A Office Properties that encompass approximately 7.6 million square feet. As of December 31, 1997, these Office Properties were approximately 92% leased to approximately 696 tenants.

    The Office Properties are Class A office buildings and are well-located, well-maintained and professionally managed. In addition, these properties are modern with high finishes and achieve among the highest rent, occupancy and tenant retention rates within their sub-markets. Thirty-seven of the 58 Office Properties are located in the following eight planned office parks: the 23 acre North Shore Atrium, the 32 acre Huntington Melville Corporate Center, the 50 acre Nassau West Corporate Center, the 29.2 acre Tarrytown Corporate Center, the seven acre Landmark Square, the 32 acre Executive Hill Office Park, the 76 acre Reckson Executive Park and the 11 acre University Square. The buildings in these office parks offer a full array of amenities including health clubs, racquetball courts, sun decks, restaurants and computer controlled HVAC access systems and conference centers. Management believes that the location, quality of construction and amenities as well as the Company's reputation for providing a high level of tenant service have enabled the Company to attract and retain a national tenant base. The office tenants include national insurance companies, "big six" accounting firms, "money center" commercial banks and health care firms.

    A brief description of the eight office parks is set forth below.

    THE NORTH SHORE ATRIUM. The North Shore Atrium is a 23 acre office park that contains two office buildings and is located in Syosset, Long Island. Reckson commenced development of this office park in 1977. Working closely with the town of Oyster Bay, Long Island, Reckson proceeded to retrofit a 160,000 square foot vacant industrial property purchased from Grumman Corporation in 1977 into a Class A office building. Completed in 1978, North Shore Atrium I is an approximately 210,000 square foot office building that offers tenants a variety of amenities, including a health club, racquetball courts, conference centers, and restaurants. In 1979, as a result of this project, Reckson received the town of Oyster Bay's Economic Achievement Award. The project also earned Reckson the American Institute of Architects' 1980 Archi Award for architectural excellence and creativity. Shortly after completing North Shore Atrium I, Reckson initiated Phase II of this project and completed development of North Shore Atrium II, an approximately 100,000 square foot office building with amenities comparable to those of Phase I. Major tenants of the North Shore Atrium include CIGNA and New York Life.

    THE HUNTINGTON MELVILLE CORPORATE CENTER. Development of this office park was begun by Reckson in 1980. Built on 32 acres at the intersection of Route 110 and the Long Island Expressway, the Huntington Melville Corporate Center currently contains six office buildings with approximately 750,000 rentable square feet. Four of these buildings encompassing approximately 485,000 rentable square feet are owned by the Company and the Company has been granted an option to acquire a fifth building encompassing approximately 186,000 rentable square feet (225 Broadhollow Road). Management believes that the office buildings in this office park were among the first on Long Island to offer tenants a sophisticated computer controlled HVAC access system. Other amenities include health clubs, racquetball courts, a travel agency, an indoor track, outdoor fitness trails, conference centers and a variety of restaurants. In 1983, Reckson received its second Archi Award for architectural excellence in connection with this project. Major tenants of this office park include PaineWebber, Coopers & Lybrand, Vytra Healthcare, Chase Manhattan Bank and Ernst & Young.

    THE NASSAU WEST CORPORATE CENTER. The Nassau West Corporate Center is Reckson's most recent large scale office park project. Reckson commenced this project in 1982 when it agreed to ground lease 50 acres in Mitchel Field in Uniondale, Long Island for 99 years from Nassau County. Today, the Nassau West Corporate Center contains three buildings with approximately 1 million rentable square feet and is situated in the heart of Long Island's financial district. Nassau West Corporate Center I was the first building to be developed by Reckson in this office park. The building opened for tenants in 1982 and offers tenants various amenities, including conference centers and a health club. Shortly thereafter, Reckson completed development of Nassau West Corporate Center II, an approximately 210,000 square foot office building that offers tenants comparable amenities as well as an indoor track, racquetball courts and an art gallery. Major tenants of the Nassau West Corporate Center office park include First Card Services, State Farm Insurance Company, Liberty Mutual Insurance Company, Bank of America and Phoenix Mutual Life.

    In 1991, Reckson completed development of the Omni office complex in this park. The 575,000 square foot office complex is the centerpiece of the Nassau West Corporate Center. The Omni office complex is the largest office property in which the Company owns an interest. The Company owns through the Operating Partnership a 60% managing general partner interest in the Omni Partnership, the Property Partnership that owns the Omni. Through such partnership interest, the Company has the sole authority to conduct the business and affairs of the Omni Partnership subject to the limitations set forth in the Omni Partnership Agreement.

    THE TARRYTOWN CORPORATE CENTER. The Tarrytown Corporate Center is one of Westchester's largest office parks with more than 1.2 million square feet of office space and a 444-room Marriott Hotel. Completed in 1972, Tarrytown Corporate Center was the first office development undertaken in the Route 119 corridor in Westchester County, an area that has developed into a prime commercial location.

Major tenants at the Center include Citibank, Ford Motor Credit, U.S. Philips, Xerox and the Ciba-Geigy Corporation (which maintains its corporate headquarters at the Center). Designed by the award-winning architectural firm of Warshauer, Mellusi, and Warshauer, Tarrytown Corporate Center includes seven office buildings encompassing approximately 991,000 square feet. The Company has acquired six of such office buildings encompassing approximately 876,000 square feet.

    LANDMARK SQUARE. Landmark Square is a seven acre office complex that contains six buildings and is located in Stamford, Connecticut. Landmark Square was developed between 1973 and 1984 by F.D. Rich Company and contains an aggregate of approximately 800,000 square feet. Landmark Square is contiguous to Stamford Town Center, a 900,000 square foot upscale shopping mall, and offers such amenities as a full service athletic facility and the Landmark Club, one of Stamford's premier dining clubs. The Company has commenced an approximately $11.5 million, five year capital improvement program at the complex. Tenants at Landmark Square include Guiness PLC/United Distillers, Crown Theatre, McKinsey & Co. and Fleet Bank.

    EXECUTIVE HILL OFFICE PARK. Executive Hill is a 32 acre office park that contains four buildings with approximately 392,000 square feet and is located in West Orange, New Jersey, adjacent to Route 280, a major interstate highway. Executive Hill was developed between 1971 and 1984 by various entities associated with Robert Heller, a developer in Northern New Jersey. One of the properties in the office park, 10 Rooney Circle, was purchased as a vacant 70,000 square foot building that has undergone a complete renovation including the reskinning of its facade in granite, installation of two new lobbies and development of a new entranceway. The property is now fully leased to two tenants. Tenants at Executive Hill include Chase Manhattan Bank, International Business Machines, Computer Science Corporation and State Farm Insurance Company.

    RECKSON EXECUTIVE PARK. The Reckson Executive Park is a 76 acre office park located in Rye Brook, New York. Reckson Executive Park consists of six buildings encompassing 541,881 square feet and a 31.6 acre development parcel with approvals for 345,000 square feet of office space. MCI Telecommunications Corporation is the largest tenant occupying 55% of the total rentable area. Reckson Executive Park is situated in the eastern submarket of Westchester and is 3.5 miles from Greenwich, Connecticut. Reckson Executive Center is in close proximity to the Westchester County Airport as well as several major thoroughfares.

    UNIVERSITY SQUARE. University Square is a 32 acre office park located in Princeton, New Jersey. University Square consists of three buildings encompassing 131,105 square feet and an 18 acre parcel of land which will be developed with 310,000 square feet of Class A office space. Major tenants include Logic Works, Deloitte & Touche and Eastman Kodak.

    LEASING ACTIVITY. For the three month period ended December 31, 1997, Base Rent (defined as gross rent excluding payments by tenants on account of real estate tax, operating expense calculations and base electrical charges) for released or renewed office space increased by 7.6% on a cash basis and by 17.9% on a straightline basis over the related expiring Base Rent.

    The following table sets forth a schedule of the lease expirations for the Long Island Office Properties (excluding the Omni) for existing leases as of December 31, 1997, assuming that none of the tenants exercises renewal options or termination rights, if any.

                                                                                        CUMULATIVE
                                                                         PERCENTAGE     PERCENTAGE
                                                                          OF TOTAL       OF TOTAL
                                                                           LEASED         LEASED                     RENT PER
                                                           SQUARE FEET   SQUARE FEET    SQUARE FEET       RENT      SQUARE FOOT
                                              NUMBER OF    SUBJECT TO    REPRESENTED    REPRESENTED      UNDER         UNDER
                                               LEASES       EXPIRING     BY EXPIRING    BY EXPIRING     EXPIRING     EXPIRING
YEAR OF LEASE EXPIRATION                      EXPIRING       LEASES        LEASES         LEASES       LEASES(1)     LEASES(2)
------------------------------------------  -------------  -----------  -------------  -------------  ------------  -----------
1998......................................           38       231,917          11.9%          11.9%   $  5,497,786   $   23.71
1999......................................           30       122,966           6.3%          18.2%   $  2,554,448   $   20.77
2000......................................           46       266,547          13.6%          31.8%   $  6,141,831   $   23.04
2001......................................           39       219,597          11.2%          43.0%   $  5,152,496   $   23.46
2002......................................           33       262,045          13.4%          56.4%   $  6,163,554   $   23.52
2003......................................           23       202,839          10.4%          66.8%   $  4,095,408   $   20.19
2004 and Thereafter.......................           52       650,174          33.2%         100.0%        --           --
                                                    ---    -----------        -----
      Total...............................          261     1,956,085         100.0%
                                                    ---    -----------        -----
                                                    ---    -----------        -----

------------------------

(1) Represents annualized Base Rent as of the lease expiration date plus non-recoverable operating expense pass-throughs attributable to leases expiring during the referenced period.

(2) Total annual Base Rent of leases that expire during such period (calculated as described in (1)) divided by total square footage under such leases.

    The following chart provides lease expiration information for the Omni for existing leases as of December 31, 1997, assuming that none of the tenants exercise renewal options or termination rights, if any.

                                                                                          CUMULATIVE
                                                                           PERCENTAGE     PERCENTAGE
                                                                            OF TOTAL       OF TOTAL
                                                                             LEASED         LEASED                     RENT PER
                                                             SQUARE FEET   SQUARE FEET    SQUARE FEET       RENT      SQUARE FOOT
                                               NUMBER OF     SUBJECT TO    REPRESENTED    REPRESENTED      UNDER         UNDER
                                                LEASES        EXPIRING     BY EXPIRING    BY EXPIRING     EXPIRING     EXPIRING
YEAR OF LEASE EXPIRATION                       EXPIRING        LEASES        LEASES         LEASES       LEASES(1)     LEASES(2)
------------------------------------------  ---------------  -----------  -------------  -------------  ------------  -----------
1998......................................        --             --            --             --             --           --
1999......................................        --             --            --             --             --           --
2000......................................             5         66,131          12.0%          12.0%   $  2,240,601   $   33.88
2001......................................             4         32,680           5.9%          17.9%   $  1,078,520   $   33.00
2002......................................             5        136,804          24.7%          42.6%   $  3,807,359   $   27.83
2003......................................             4         55,077          10.0%          52.6%   $  1,622,269   $   29.45
2004 and thereafter.......................            10        261,842          47.4%         100.0%        --           --
                                                      --
                                                             -----------        -----
      Total...............................            28        552,534         100.0%
                                                      --
                                                      --
                                                             -----------        -----
                                                             -----------        -----

------------------------

(1) Represents annualized Base Rent as of the lease expiration date plus non-recoverable operating expense pass-throughs attributable to leases expiring during the referenced period.

(2) Total annual Base Rent of leases that expire during such period (calculated as described in (1)) divided by total square footage under such leases.

    The following table sets forth a schedule of new leases signed and the average annual Base Rent per leased square foot for the Long Island Office Properties for the years 1991 to 1997.

                                                                                           AVERAGE ANNUAL BASE RENT PER
YEAR                                                                  NUMBER OF LEASES         LEASED SQUARE FOOT(1)
------------------------------------------------------------------  ---------------------  -----------------------------
1997..............................................................               36                  $   25.14
1996..............................................................               44                  $   22.83
1995..............................................................               34                  $   24.96
1994..............................................................               55                  $   22.28
1993..............................................................               40                  $   21.77
1992..............................................................               35                  $   23.60
1991..............................................................               29                  $   24.12

------------------------

(1) Represents average annual Base Rent from signed leases over the term of such leases divided by leased square feet.

    The following table sets forth a schedule of the lease expirations for the Westchester Properties for existing leases as of December 31, 1997, assuming that none of the tenants exercise renewal options or termination rights, if any.

                                                                                       CUMULATIVE
                                                                     PERCENTAGE OF    PERCENTAGE OF
                                                                     TOTAL LEASED     TOTAL LEASED                   RENT PER
                                                       SQUARE FEET    SQUARE FEET      SQUARE FEET                    SQUARE
                                          NUMBER OF    SUBJECT TO   REPRESENTED BY   REPRESENTED BY    RENT UNDER   FOOT UNDER
                                           LEASES       EXPIRING       EXPIRING         EXPIRING        EXPIRING     EXPIRING
YEAR OF LEASE EXPIRATION                  EXPIRING       LEASES         LEASES           LEASES        LEASES(1)     LEASES(2)
--------------------------------------  -------------  -----------  ---------------  ---------------  ------------  -----------
1998..................................           32       169,237            9.0%             9.0%    $  3,279,431   $   19.38
1999..................................           25        86,454            4.6%            13.6%    $  1,777,483   $   20.56
2000..................................           32       203,249           10.9%            24.5%    $  4,204,728   $   20.69
2001..................................           33       264,953           14.2%            38.7%    $  5,993,894   $   22.62
2002..................................           38       333,136           17.8%            56.5%    $  6,589,674   $   19.78
2003..................................           16       106,039            5.7%            62.2%    $  2,053,729   $   19.37
2004 and thereafter...................           33       708,006           37.8%           100.0%         --           --
                                                ---    -----------         -----
      Total...........................          209     1,871,074          100.0%
                                                ---    -----------         -----
                                                ---    -----------         -----

------------------------

(1) Represents annualized Base Rent as of the lease expiration date plus non-recoverable operating expense pass-throughs attributable to leases expiring during the referenced period.

(2) Total annual Base Rent of leases that expire during such period (calculated as described in (1)) divided by total square footage under such leases.

    The following table sets forth a schedule of new leases signed and the average annual Base Rent per leased square foot for the Westchester Properties for the years 1996 and 1997.

                                                   AVERAGE ANNUAL BASE RENT PER
YEAR                          NUMBER OF LEASES         LEASED SQUARE FOOT(1)
--------------------------  ---------------------  -----------------------------
1997......................               57                  $   20.00
1996......................               34                  $   20.05(2)

------------------------

(1) Represents average annual Base Rent from signed leases over the term of such leases divided by leased square feet.

(2) Excludes tenant improvement costs associated with leasing the Property located at 555 White Plains Road, Tarrytown, New York. This Property was acquired for $39 per square foot in April 1996 and was 37% leased at the time of acquisition. The Company has renovated and repositioned this Property and, at December 31, 1996, it was 100% leased. Average annual Base Rent per leased square foot for the Westchester Office Properties for 1996 including this Property was $19.39.

    The following table sets forth a schedule of the lease expirations for the Connecticut Office Properties for existing leases as of December 31, 1997, assuming that none of the tenants exercise renewal options or termination rights, if any.

                                                                                       CUMULATIVE
                                                                     PERCENTAGE OF    PERCENTAGE OF
                                                                     TOTAL LEASED     TOTAL LEASED                   RENT PER
                                                       SQUARE FEET    SQUARE FEET      SQUARE FEET                    SQUARE
                                          NUMBER OF    SUBJECT TO   REPRESENTED BY   REPRESENTED BY    RENT UNDER   FOOT UNDER
                                           LEASES       EXPIRING       EXPIRING         EXPIRING        EXPIRING     EXPIRING
YEAR OF LEASE EXPIRATION                  EXPIRING       LEASES         LEASES           LEASES        LEASES(1)     LEASES(2)
--------------------------------------  -------------  -----------  ---------------  ---------------  ------------  -----------
1998..................................           11        34,914            5.0%             5.0%    $    751,866   $   21.53
1999..................................           15        38,530            5.5%            10.5%    $    803,540   $   20.86
2000..................................           25       102,754           14.7%            25.2%    $  2,307,009   $   22.45
2001..................................           17        89,064           12.7%            37.9%    $  2,237,628   $   25.12
2002..................................           12        41,644            6.0%            43.9%    $  1,029,495   $   24.72
2003..................................            8        80,929           11.6%            55.5%    $  2,315,104   $   28.61
2004 and thereafter...................           24       310,990           44.5%           100.0%         --           --
                                                ---    -----------         -----
      Total...........................          112       698,825          100.0%
                                                ---    -----------         -----
                                                ---    -----------         -----

------------------------

(1) Represents annualized Base Rent as of the lease expiration date plus non-recoverable operating expense pass-throughs attributable to leases expiring during the referenced period.

(2) Total annual Base Rent of leases that expire during such period (calculated as described in (1)) divided by total square footage under such leases.

    The following table sets forth a schedule of new leases signed and the average annual Base Rent per leased square foot for the Connecticut Office Properties for the years 1996 and 1997.

                                                   AVERAGE ANNUAL BASE RENT PER
YEAR                          NUMBER OF LEASES         LEASED SQUARE FOOT(1)
--------------------------  ---------------------  -----------------------------
1997......................               30                  $   24.06
1996......................                9                  $   21.25

------------------------

(1) Represents average annual Base Rent from signed leases over the term of such leases divided by leased square feet.

    The following table sets forth a schedule of the lease expirations for the New Jersey Properties for existing leases as of December 31, 1997, assuming that none of the tenants exercise renewal options or termination rights, if any.

                                                                                        CUMULATIVE
                                                                      PERCENTAGE OF    PERCENTAGE OF
                                                                      TOTAL LEASED     TOTAL LEASED                   RENT PER
                                                        SQUARE FEET    SQUARE FEET      SQUARE FEET                    SQUARE
                                                        SUBJECT TO   REPRESENTED BY   REPRESENTED BY    RENT UNDER   FOOT UNDER
                                        NUMBER OF        EXPIRING       EXPIRING         EXPIRING        EXPIRING     EXPIRING
YEAR OF LEASE EXPIRATION             LEASES EXPIRING      LEASES         LEASES           LEASES        LEASES(1)     LEASES(2)
---------------------------------  -------------------  -----------  ---------------  ---------------  ------------  -----------
1998.............................              13          202,869           16.0%            16.0%    $  4,153,594   $   20.47
1999.............................              14           90,230            7.1%            23.1%    $  1,759,997   $   19.51
2000.............................              18          176,432           14.0%            37.1%    $  3,318,673   $   18.81
2001.............................              15          221,574           17.5%            54.6%    $  3,974,632   $   17.94
2002.............................              15          150,357           11.9%            66.5%    $  3,039,976   $   20.22
2003.............................               1          185,233           14.6%            81.1%    $  3,004,891   $   16.22
2004 and thereafter..............              11          238,665           18.9%           100.0%         --           --
                                               --
                                                        -----------         -----
      Total......................              87        1,265,360          100.0%
                                               --
                                               --
                                                        -----------         -----
                                                        -----------         -----

------------------------

(1) Represents annualized Base Rent as of the lease expiration date plus non-recoverable operating expense pass-throughs attributable to leases expiring during the referenced period.

(2) Total annual Base Rent of leases that expire during such period (calculated as described in (1) divided by total square footage under such leases.

    In 1997, the Company signed five new leases at the New Jersey Properties for an average annual Base Rent per leased square foot of $19.88. Average annual Base Rent per leased square foot represents annual Base Rent from signed leases over the term of such leases divided by leased square feet.

    TENANT INFORMATION. The Office Properties are leased to approximately 696 tenants which engage in a wide variety of businesses including insurance companies, accounting firms, brokerage firms, commercial banks and health care providers. For the 12-month period ending December 31, 1997, the largest office property tenant, MCI Telecommunications Corporation, accounted for approximately 3.52% of the Company's pro forma total annual Base Rent. The following table sets forth the annual Base Rent at December 31, 1997 derived from the 30 largest office tenants for the Office Properties.

                                                                                                              % OF
                                                                 NUMBER       SQUARE FEET   ANNUAL BASE   TOTAL ANNUAL
TENANTS(1)                                                      OF LEASES       LEASED      RENT(2)(3)      BASE RENT
-----------------------------------------------------------  ---------------  -----------  -------------  -------------
MCI Telecommunications.....................................             6        314,089   $   5,432,735         3.52%
AT&T.......................................................             3        310,409       4,972,382         3.23
United Distillers..........................................             5        118,197       3,262,974         2.11
Vytra Healthcare...........................................             2        145,530       3,247,017         2.11
Ciba Specialty Chemicals Corp..............................             5        206,951       2,573,751         1.67
First Card Services Inc....................................             1        108,000       2,253,649         1.46
Federal Insurance Co.......................................             1         71,855       1,993,976         1.29
First Unum Life Ins. Companies.............................             1         79,533       1,809,376         1.17
Episcopal Health Services..................................             1         63,454       1,797,208         1.17
State Farm Insurance Co....................................             4         74,458       1,765,773         1.15
Bank Of America............................................             1         59,544       1,647,331         1.07
Liberty Mutual.............................................             4         76,938       1,632,844         1.06
Chase Manhattan Bank.......................................             3         58,512       1,391,018          .90
PaineWebber Inc............................................             1         35,795       1,350,930          .88
North Fork Bank............................................             4         57,004       1,175,141          .76
Dannon Company.............................................             2         52,335       1,146,576          .74
Logic Works................................................             1         70,155       1,140,019          .74
McKinsey & Company Inc.....................................             4         46,952       1,120,799          .73
Amscan Inc.................................................             1         51,075       1,020,626          .66
U.S. Healthcare............................................             1         33,314         920,466          .60
Connecticut General Life Ins. Co...........................             5         95,686         891,511          .58
International Business Machines Corp.......................             1         43,236         864,720          .56
Travelers Ins Co...........................................             1         41,432         855,914          .56
Allstate Insurance Co......................................             2         40,460         827,438          .54
Patient Care Inc...........................................             2         43,145         824,614          .53
Certilman Balin Adler & Hyman, LLP.........................             1         36,766         816,205          .53
M & H Brokerage Inc........................................             1         39,059         767,894          .50
Hartford Insurance Company.................................             1         33,464         730,296          .47
Ernst & Young, LLP.........................................             1         29,613         710,712          .46
Margolin Winer & Evens.....................................             1         35,904         691,152          .45
                                                                       --
                                                                              -----------  -------------        -----
      Total................................................            67      2,472,865   $  49,635,047        32.20%
                                                                       --
                                                                       --
                                                                              -----------  -------------
                                                                              -----------  -------------
AS A % OF TOTAL OFFICE LEASED..............................           9.6%          39.1%           40.9%

------------------------

(1) Excludes Executive Center tenants. Executive Center tenants account for annual Base Rent of $1,977,542.

(2) Represents Base Rent of signed leases at December 31, 1997 adjusted for scheduled contractual increases during the 12 months ending December 31, 1998. Base Rent for these purposes reflects the effect of any lease expirations that occur during the 12-month period ending December 31, 1998.

(3) Includes the Company's proportionate share of unconsolidated joint venture property.

    DISTRIBUTION OF LEASES BY LEASED SPACE. The following table sets forth information relating to the diversity of the tenants at the Office Properties based upon square feet under lease at December 31, 1997.

                                                                                                       ANNUAL
                                                 NUMBER        PERCENT       TOTAL       PERCENT      BASE RENT      PERCENT
SQUARE FEET UNDER LEASE                         OF LEASES     OF TOTAL    SQUARE FEET   OF TOTAL    (THOUSANDS)(1)  OF TOTAL
--------------------------------------------  -------------  -----------  -----------  -----------  -------------  -----------
Less than 2,501.............................          253          36.3%     362,916          5.7%   $     6,754          5.5%
2,501-5,000.................................          153          22.0%     550,509          8.7%   $    10,535          8.7%
5,001-10,000................................          130          18.7%     926,253         14.7%   $    18,179         15.0%
10,001-20,000...............................           83          11.9%   1,113,485         17.6%   $    21,432         17.6%
20,001-40,000...............................           55           7.9%   1,565,929         24.8%   $    30,673         25.3%
40,001+.....................................           22           3.2%   1,797,772         28.5%   $    33,875         27.9%
                                                      ---         -----   -----------       -----   -------------       -----
                                                      696         100.0%   6,316,864        100.0%   $   121,448        100.0%
                                                      ---         -----   -----------       -----   -------------       -----
                                                      ---         -----   -----------       -----   -------------       -----

------------------------

(1) Represents Base Rent of signed leases at December 31, 1997 adjusted for scheduled contractual increases during the 12 months ending December 31, 1998 Base Rent for these purposes reflects the effect of any lease expirations that occur during the 12-month period ending December 31, 1998.

    OFFICE PROPERTY CHART. The following table sets forth certain information as of December 31, 1997 for each of the Office Properties owned by the Company at such time.

                                                              OWNERSHIP
                                                               INTEREST
                                               COMPANY'S    (GROUND LEASE                       LAND         NUMBER
                                              PERCENTAGE      EXPIRATION         YEAR           AREA           OF          SQUARE
PROPERTY                                       OWNERSHIP       DATE)(1)       CONSTRUCTED      (ACRES)       FLOORS         FEET
-------------------------------------------  -------------  --------------  ---------------  -----------  -------------  ----------
Huntington Melville
  Corporate Center
  Melville, NY
  200 Broadhollow Rd.......................         100%             Fee            1981            4.6             4        67,432
  48 South Service Rd......................         100%             Fee            1986            7.3             4       125,372
  395 North Service Rd.....................         100%       Leasehold
                                                                  (2081)            1988            7.5             4       187,393
  35 Pinelawn Rd...........................         100%             Fee            1980            6.0             2       105,241
275 Broadhollow Road.......................         100%             Fee            1970            5.8             4       124,441
1305 Walt Whitman Road (4).................         100%             Fee            1950           18.1             3       167,400
                                                                                                  -----                  ----------
Total Huntington Melville
  Corporate Center (5).....................                                                        49.3                     777,279
                                                                                                  -----                  ----------
                                                                                                  -----                  ----------
North Shore Atrium
  Syosset, NY
  6800 Jericho Turnpike
  (North Shore Atrium I)...................         100%             Fee            1977(6)        13.0             2       209,028
  6900 Jericho Turnpike
  (North Shore Atrium II)..................         100%             Fee            1982            5.0             4       101,036
                                                                                                  -----                  ----------
Total North Shore Atrium...................                                                        18.0                     310,064
                                                                                                  -----                  ----------
                                                                                                  -----                  ----------
Nassau West Corporate Center
  Mitchel Field, NY
  50 Charles Lindbergh Blvd................
  (Nassau West Corporate Center II)........         100%       Leasehold
                                                                  (2082)            1984            9.1             6       211,845
  60 Charles Lindbergh Blvd.
  (Nassau West Corporate Center I).........         100%       Leasehold
                                                                  (2082)            1989            7.8             2       186,889
  333 Earl Ovington Blvd. (The Omni).......          60%       Leasehold
                                                                  (2088)            1991           30.6            10       575,000
  90 Merrick Road..........................         100%       Leasehold
                                                                  (2084)            1985           13.2             9       221,839
                                                                                                  -----                  ----------
Total--Nassau West Corporate Center........                                                        60.7                   1,195,573
                                                                                                  -----                  ----------
                                                                                                  -----                  ----------

                                                                         ANNUAL
                                                                          BASE         NUMBER
                                                            ANNUAL      RENT PER         OF
                                               PERCENT       BASE        LEASED        TENANT
PROPERTY                                       LEASED     RENT(2)(3)     SQ. FT.       LEASES
-------------------------------------------  -----------  -----------  -----------  -------------
Huntington Melville
  Corporate Center
  Melville, NY
  200 Broadhollow Rd.......................       66.1%   $ 1,011,703   $   22.69            10
  48 South Service Rd......................       79.3%   $ 1,917,281   $   19.27             6
  395 North Service Rd.....................
                                                 100.0%   $ 4,503,308   $   24.03             6
  35 Pinelawn Rd...........................       96.3%   $ 1,977,718   $   19.51            29
275 Broadhollow Road.......................       96.2%   $ 2,489,324   $   20.70            22
1305 Walt Whitman Road (4).................      --           --           --            --
                                                          -----------                       ---
Total Huntington Melville
  Corporate Center (5).....................       90.6%   $11,899,334   $   21.53            73
                                                          -----------                       ---
                                                          -----------                       ---
North Shore Atrium
  Syosset, NY
  6800 Jericho Turnpike
  (North Shore Atrium I)...................       84.5%   $ 3,065,600   $   17.36            36
  6900 Jericho Turnpike
  (North Shore Atrium II)..................       54.2%   $ 1,105,410   $   20.19             8
                                                          -----------                       ---
Total North Shore Atrium...................       74.6%   $ 4,171,010   $   18.03            44
                                                          -----------                       ---
                                                          -----------                       ---
Nassau West Corporate Center
  Mitchel Field, NY
  50 Charles Lindbergh Blvd................
  (Nassau West Corporate Center II)........
                                                  90.1%   $ 4,159,313   $   21.78            21
  60 Charles Lindbergh Blvd.
  (Nassau West Corporate Center I).........
                                                 100.0%   $ 3,690,130   $   19.71             8
  333 Earl Ovington Blvd. (The Omni).......
                                                  91.4%   $14,878,749   $   28.31            27
  90 Merrick Road..........................
                                                  72.2%   $ 3,200,818   $   19.97            20
                                                          -----------                       ---
Total--Nassau West Corporate Center........       89.0%   $25,929,010   $   24.37            76
                                                          -----------                       ---
                                                          -----------                       ---

                                                              OWNERSHIP
                                                               INTEREST
                                               COMPANY'S    (GROUND LEASE                       LAND         NUMBER
                                              PERCENTAGE      EXPIRATION         YEAR           AREA           OF          SQUARE
PROPERTY                                       OWNERSHIP       DATE)(1)       CONSTRUCTED      (ACRES)       FLOORS         FEET
-------------------------------------------  -------------  --------------  ---------------  -----------  -------------  ----------
Tarrytown Corporate Center
  Tarrytown, NY
  505 White Plains Road....................         100%             Fee            1974            1.4             2        26,468
  520 White Plains Road....................          60%         Fee (7)            1981            6.8             6       171,761
  555 White Plains Road....................         100%             Fee            1972            4.2             5       121,585
  560 White Plains Road....................         100%             Fee            1980            4.0             6       126,471
  580 White Plains Road....................         100%             Fee            1977            6.1             6       170,726
  660 White Plains Road....................         100%             Fee            1983           10.9             6       258,715
                                                                                                  -----                  ----------
Total-Tarrytown Corporate Center                                                                   33.4                     875,726
                                                                                                  -----                  ----------
                                                                                                  -----                  ----------
Royal Executive Park
  Rye book, NY
  1 International Dr.......................         100%             Fee            1983            N/A             3        90,000
  2 International Dr.......................         100%             Fee            1983            N/A             3        90,000
  3 International Dr.......................         100%             Fee            1983            N/A             3        91,174
  4 International Dr.......................         100%             Fee            1986            N/A             3        86,694
  5 International Dr.......................         100%             Fee            1986            N/A             3        90,000
  6 International Dr.......................         100%             Fee            1986            N/A             3        94,016
                                                                                                  -----                  ----------
Total Royal Executive Park.................                                                        44.4                     541,884
                                                                                                  -----                  ----------
                                                                                                  -----                  ----------
Landmark Square
  Stamford, CT
  One Landmark Square......................         100%             Fee            1973            N/A            22       296,716
  Two Landmark Square......................         100%             Fee            1976            N/A             3        39,701
  Three Landmark Square....................         100%             Fee            1978            N/A             6       128,286
  Four Landmark Square.....................         100%             Fee            1977            N/A             5       104,446
  Five Landmark Square.....................         100%             Fee            1976            N/A             3        57,273
  Six Landmark Square......................         100%             Fee            1984            N/A            10       171,899
                                                                                                  -----                  ----------
Total-Landmark Square......................                                                         7.2                     798,321
                                                                                                  -----                  ----------
                                                                                                  -----                  ----------
Stand-alone Long Island
  Properties
  88 Duryea Rd.
  Melville, NY.............................         100%             Fee            1986            1.5             2        25,061
  310 East Shore Rd.
  Great Neck, NY...........................         100%             Fee            1981            1.5             4        50,000
  333 East Shore Rd.
  Great Neck, NY...........................         100%             Fee            1976            1.5             2        17,715
  520 Broadhollow Rd.
  Melville, New York.......................         100%             Fee            1978            7.0             1        83,176
  1660 Walt Whitman Rd.
  Melville, New York.......................         100%             Fee            1980            6.5             1        73,115
  125 Baylis Road
  Melville, New York.......................         100%             Fee            1980            8.2             2        98,329
  400 Garden City Plaza
  Garden City, NY..........................         100%             Fee            1989            5.7             5       176,073
  150 Motor Parkway
  Hauppauge, NY............................         100%             Fee            1984           11.3             4       191,447
                                                                                                  -----                  ----------
Total Stand-alone Long
  Island Properties........................                                                        43.2                     714,916
                                                                                                  -----                  ----------
                                                                                                  -----                  ----------

                                                                         ANNUAL
                                                                          BASE         NUMBER
                                                            ANNUAL      RENT PER         OF
                                               PERCENT       BASE        LEASED        TENANT
PROPERTY                                       LEASED     RENT(2)(3)     SQ. FT.       LEASES
-------------------------------------------  -----------  -----------  -----------  -------------
Tarrytown Corporate Center
  Tarrytown, NY
  505 White Plains Road....................       96.2%   $   473,430   $   18.59            18
  520 White Plains Road....................      100.0%   $ 3,192,362   $   18.59             1
  555 White Plains Road....................       96.8%   $ 1,802,001   $   15.31             8
  560 White Plains Road....................      100.0%   $ 2,378,519   $   18.61            19
  580 White Plains Road....................       97.5%   $ 2,775,832   $   16.67            23
  660 White Plains Road....................       98.9%   $ 4,802,073   $   18.76            52
                                                          -----------                       ---
Total-Tarrytown Corporate Center                  98.8%   $15,424,217   $   17.83           121
                                                          -----------                       ---
                                                          -----------                       ---
Royal Executive Park
  Rye book, NY
  1 International Dr.......................      100.0%   $ 1,125,000   $   12.50             1
  2 International Dr.......................      100.0%   $ 1,125,000   $   12.50             1
  3 International Dr.......................       93.3%   $ 1,553,377   $   18.27             5
  4 International Dr.......................       95.6%   $ 1,790,042   $   21.60             9
  5 International Dr.......................      100.0%   $ 2,416,500   $   26.85             1
  6 International Dr.......................       98.0%   $ 1,391,926   $   15.11             7
                                                          -----------                       ---
Total Royal Executive Park.................       97.8%   $ 9,401,845   $   20.04            24
                                                          -----------                       ---
                                                          -----------                       ---
Landmark Square
  Stamford, CT
  One Landmark Square......................       84.4%   $ 5,229,935   $   20.87            58
  Two Landmark Square......................       81.8%   $   701,190   $   21.58             9
  Three Landmark Square....................       79.7%   $ 2,432,326   $   23.79            18
  Four Landmark Square.....................       96.4%   $ 1,827,791   $   18.14            18
  Five Landmark Square.....................       87.7%   $   175,000   $    3.48             1
  Six Landmark Square......................       94.6%   $ 3,633,757   $   22.35             8
                                                          -----------                       ---
Total-Landmark Square......................       87.5%   $13,999,999   $   20.04           112
                                                          -----------                       ---
                                                          -----------                       ---
Stand-alone Long Island
  Properties
  88 Duryea Rd.
  Melville, NY.............................       79.6%   $   308,404   $   15.46             3
  310 East Shore Rd.
  Great Neck, NY...........................      100.0%   $ 1,148,590   $   22.92            21
  333 East Shore Rd.
  Great Neck, NY...........................       99.6%   $   434,960   $   24.64             9
  520 Broadhollow Rd.
  Melville, New York.......................      100.0%   $ 1,514,193   $   18.20             5
  1660 Walt Whitman Rd.
  Melville, New York.......................       99.7%   $ 1,224,483   $   16.79             5
  125 Baylis Road
  Melville, New York.......................       88.8%   $ 1,183,658   $   13.56            10
  400 Garden City Plaza
  Garden City, NY..........................       95.3%   $ 3,491,953   $   20.82            23
  150 Motor Parkway
  Hauppauge, NY............................       70.4%   $ 2,310,756   $   17.14            19
                                                          -----------                       ---
Total Stand-alone Long
  Island Properties........................       88.6%   $11,616,997   $   18.33            95
                                                          -----------                       ---
                                                          -----------                       ---

                                                              OWNERSHIP
                                                               INTEREST
                                               COMPANY'S    (GROUND LEASE                       LAND         NUMBER
                                              PERCENTAGE      EXPIRATION         YEAR           AREA           OF          SQUARE
PROPERTY                                       OWNERSHIP       DATE)(1)       CONSTRUCTED      (ACRES)       FLOORS         FEET
-------------------------------------------  -------------  --------------  ---------------  -----------  -------------  ----------
Stand-alone Westchester
  Properties
  155 White Plains Road
  Tarrytown, NY............................         100%             Fee            1963           13.2             2        60,909
  235 Main Street
  White Plains, NY.........................         100%             Fee            1974(8)          .4             6        83,237
  245 Main Street
  White Plains, NY.........................         100%             Fee            1983             .4             6        73,543
  2 Church Street
  Ossining, NY.............................         100%             Fee            1979            1.1             2        24,250
  120 White Plains Road
  Tarrytown, NY............................         100%             Fee            1984            9.7             6       203,000
  80 Grasslands
  Elmsford, NY.............................         100%             Fee            1989            4.9             3        85,104
  360 Hamilton Ave.
  White Plains, NY (5).....................          50%             Fee            1977            1.5            12       365,000
                                                                                                  -----                  ----------
Total--Stand-alone
  Westchester Properties (6)...............                                                        31.2                     895,043
                                                                                                  -----                  ----------
                                                                                                  -----                  ----------
Executive Hill Office Park
  West Orange, NJ..........................
  100 Executive Dr.........................         100%             Fee            1978           10.1             3        92,872
  200 Executive Dr.........................         100%             Fee            1980            8.2             4       102,630
  300 Executive Dr.........................         100%             Fee            1984            8.7             4       126,196
  10 Rooney Circle.........................         100%             Fee            1971            5.2             3        69,684
                                                                                                  -----                  ----------
Total--Executive Hill Office
  Park.....................................                                                        32.2                     391,382
                                                                                                  -----                  ----------
                                                                                                  -----                  ----------
University Square
  Princeton, NJ............................
  100 Campus Dr............................         100%             Fee            1987            N/A             1        27,350
  104 Campus Dr............................         100%             Fee            1987            N/A             1        70,155
  115 Campus Dr............................         100%             Fee            1987            N/A             1        33,600
                                                                                                  -----                  ----------
Total--University Square                                                                           11.0                     131,105
                                                                                                  -----                  ----------
                                                                                                  -----                  ----------
Stand-alone New Jersey
  Properties
  1 Paragon Dr.
  Montvale, NJ.............................         100%             Fee            1980           11.0             2       104,599
  101 West John F.
  Kennedy Pkwy.
  Short Hills, NJ..........................         100%             Fee            1981            9.0             6       185,233
  101 East John F.
  Kennedy Pkwy.
  Short Hills, NJ..........................         100%             Fee            1981            6.0             4       122,841
  One Eagle Rock
  Hanover, NJ..............................         100%             Fee            1986           10.4             6       140,000
  3 University Plaza
  Hackensack, NJ...........................         100%             Fee            1985           10.6             6       216,403
  1255 Broad Street
  Clifton, NJ (4)..........................         100%             Fee            1968           11.1             2       180,000
                                                                                                  -----                  ----------
                                                                                                  -----                  ----------
Total--Stand-alone New Jersey
  Properties (5)...........................                                                        58.1                     949,076
                                                                                                  -----                  ----------
                                                                                                  -----                  ----------
Total--Office Properties (5)...............                                                       388.7                   7,580,369
                                                                                                  -----                  ----------
                                                                                                  -----                  ----------

                                                                         ANNUAL
                                                                          BASE         NUMBER
                                                            ANNUAL      RENT PER         OF
                                               PERCENT       BASE        LEASED        TENANT
PROPERTY                                       LEASED     RENT(2)(3)     SQ. FT.       LEASES
-------------------------------------------  -----------  -----------  -----------  -------------
Stand-alone Westchester
  Properties
  155 White Plains Road
  Tarrytown, NY............................       90.6%   $ 1,021,179   $   18.50             5
  235 Main Street
  White Plains, NY.........................       79.0%   $ 1,156,248   $   17.58            23
  245 Main Street
  White Plains, NY.........................       87.3%   $ 1,298,363   $   20.22            15
  2 Church Street
  Ossining, NY.............................       60.6%   $   214,463   $   14.59             4
  120 White Plains Road
  Tarrytown, NY............................       99.4%   $ 4,388,428   $   22.33            11
  80 Grasslands
  Elmsford, NY.............................       93.4%   $ 1,509,382   $   18.99             6
  360 Hamilton Ave.
  White Plains, NY (5).....................      --           --           --            --
                                                          -----------                       ---
Total--Stand-alone
  Westchester Properties (6)...............       90.7%   $ 9,588,063   $   20.14            64
                                                          -----------                       ---
                                                          -----------                       ---
Executive Hill Office Park
  West Orange, NJ..........................
  100 Executive Dr.........................      100.0%   $ 1,700,804   $   18.31            12
  200 Executive Dr.........................       88.9%   $ 1,760,392   $   19.29            16
  300 Executive Dr.........................       99.0%   $ 2,532,643   $   20.28            12
  10 Rooney Circle.........................      100.0%   $ 1,406,904   $   20.19             2
                                                          -----------                       ---
Total--Executive Hill Office
  Park.....................................       96.8%   $ 7,400,743   $   19.53            42
                                                          -----------                       ---
                                                          -----------                       ---
University Square
  Princeton, NJ............................
  100 Campus Dr............................      100.0%   $   339,125   $   12.40             2
  104 Campus Dr............................      100.0%   $ 1,140,019   $   16.25             1
  115 Campus Dr............................      100.0%   $   602,144   $   17.92             2
                                                          -----------                       ---
Total--University Square                         100.0%   $2,081,288,   $   15.87             5
                                                          -----------                       ---
                                                          -----------                       ---
Stand-alone New Jersey
  Properties
  1 Paragon Dr.
  Montvale, NJ.............................       95.6%   $ 1,138,187   $   11.38            12
  101 West John F.
  Kennedy Pkwy.
  Short Hills, NJ..........................      100.0%   $ 2,963,728   $   16.00             1
  101 East John F.
  Kennedy Pkwy.
  Short Hills, NJ..........................      100.0%   $ 1,965,456   $   16.00             1
  One Eagle Rock
  Hanover, NJ..............................       96.8%   $   609,525   $    4.50             2
  3 University Plaza
  Hackensack, NJ...........................       97.9%   $ 3,258,186   $   15.37            24
  1255 Broad Street
  Clifton, NJ (4)..........................          --            --          --            --
                                                          -----------                       ---
                                                          -----------                       ---
Total--Stand-alone New Jersey
  Properties (5)...........................       98.2%   $ 9,935,082   $   13.15            40
                                                          -----------                       ---
                                                          -----------                       ---
Total--Office Properties (5)...............       92.1%   $121,447,588  $   19.21           696
                                                          -----------
                                                          -----------  -----------
                                                                       -----------          ---
                                                                                            ---

------------------------
(1) Ground lease expirations assume exercise of renewal options by the lessee.

(2) Represents Base Rent of signed leases at December 31, 1997 adjusted for scheduled contractual increases during the 12 months ending December 31, 1998. Total Base Rent for these purposes reflects the effect of any lease expirations that occur during the 12-month period ending December 31, 1998. Amounts included in rental revenue for financial reporting purposes have been determined on a straight-line basis rather than on the basis of contractual rent as set forth in the foregoing table.

(3) Base Rents differ from Effective Rents in that Effective Rents have been adjusted on a straight-line basis for free rent periods, tenant improvements and leasing commissions. Information regarding the Company's historical tenant improvement and leasing commission costs is set forth under "The Properties--Historical Non-Incremental Revenue-Generating Capital Expenditures, Tenant Improvement Costs and Leasing Commissions."

(4) Property under re-development.

(5) Percent leased data excludes the properties under re-development.

(6) Year acquired; renovated in 1978.

(7) The actual fee interest in 520 White Plains Road is held by the County of Westchester Industrial Development Agency. The fee interest in 520 White Plains Road may be acquired if the outstanding principal balance under certain loan agreements and annual basis installments are prepaid in full.

(8) Year renovated.

INDUSTRIAL PROPERTIES

    GENERAL. As of December 31, 1997, the Company owned or had an interest in 95 Industrial Properties that encompass approximately 6.0 million rentable square feet. All but six of the Industrial Properties are located on Long Island. As of December 31, 1997, the Industrial Properties were 93.7% leased to approximately 230 tenants. Many of the Industrial Properties have been constructed with high ceiling heights (I.E., above 18 feet), upscale office building facades, parking in excess of zoning requirements, drive-in and/or loading dock facilities, and other features which permit them to be leased for industrial and/or office purposes.

    The Industrial Properties are leased to national tenants as well as to local companies. These tenants utilize the Industrial Properties for distribution, warehousing, research and development and light manufacturing/assembly activities. Leases on the Industrial Properties are typically written for terms ranging from three to seven years and require (i) payment of a Base Rent, (ii) payments of real estate tax escalations over a base year, (iii) payments of compounded annual increases to Base Rent and (iv) reimbursement of all operating expenses. Electric costs are borne and paid directly by the tenant. Certain leases are "triple net" (i.e., the tenant is required to pay in addition to annual Base Rent, all operating expenses and real estate taxes). In virtually all leases, the landlord is responsible for structural repairs. Renewal provisions typically provide for renewal rents at market rates, provided that such rates are not less than the most recent rental rates.

    As of December 31, 1997, approximately 58% of the Industrial Properties, measured by rentable square footage, were located in three large scale planned industrial parks that were developed by Reckson. The following is a description of these parks.

    VANDERBILT INDUSTRIAL PARK. Developed by Reckson between 1961 and 1979, Vanderbilt Industrial Park was the first planned industrial park on Long Island and encompasses 50 buildings with approximately 3.6 million rentable square feet on more than 400 acres. According to Cushman & Wakefield, Vanderbilt Industrial Park is the second largest industrial park on Long Island (based on rentable square feet). In developing this and other parks, Reckson attracted numerous companies desiring to lease or own properties located within a Reckson park. For certain companies desiring to own properties, Reckson provided construction and other services throughout the building process. The Company owns or has an interest in 47 Properties in this industrial park encompassing approximately 2.4 million rentable square feet which were 92.8% leased to approximately 112 tenants as of December 31, 1997. The average occupancy rates for these Properties during the years 1993 through 1997 were 94.6%, 100%, 98.6%, 97.6% and 92.8%, respectively.

    AIRPORT INTERNATIONAL PLAZA. This park is a 200 acre industrial park containing 32 buildings with approximately 1.4 million rentable square feet and, according to Cushman & Wakefield, is one of the 10 largest industrial parks on Long Island (based on rentable square footage). The Airport International Plaza project was developed by Reckson between 1969 and 1988 primarily to accommodate industrial research and development tenants and was the first high-technology industrial park built in New York State. In 1973, the project received an Archi Award for landscaping. The Company owns or has an interest in 17 Properties in this industrial park encompassing approximately 811,000 rentable square feet that were 93.2% leased to approximately 52 tenants as of December 31, 1997.

    THE COUNTY LINE INDUSTRIAL CENTER. This industrial park was developed by Reckson between 1972 and 1986 and encompasses six buildings with approximately one million rentable square feet on more than 28 acres located in proximity to the well-traveled "Route 110 corridor." The Company owns four Properties in this industrial park encompassing approximately 342,000 rentable square feet that were 100% leased to approximately 12 tenants as of December 31, 1997. The park currently serves as the corporate headquarters for Liuski International and Chyron Corporation.

    In addition to its industrial parks, as of December 31, 1997, the Company owned 27 stand-alone Industrial Properties (including one Property currently under redevelopment). As of December 31, 1997, these Properties (excluding the Property under redevelopment) were 93.8% leased to approximately 54 tenants. These Properties are primarily tenanted by "high technology" firms and have higher office finishes and Base Rental rates than the Properties located in the industrial parks. In addition, the Company has been granted an option to acquire one other standalone industrial property, encompassing approximately 39,500 square feet (593 Acorn Street).

    LEASING ACTIVITY. For the three months ended December 31, 1997, Base Rent for released or renewed industrial space increased by 6.8% on a cash basis and by 13.3% on a straightline basis over the related expiring Base Rent.

    The following table sets forth a schedule of the lease expirations for the Industrial Properties for leases in place as of December 31, 1997, assuming that none of the tenants exercises renewal options or termination rights, if any.

                                                                     PERCENTAGE OF      CUMULATIVE
                                                                     TOTAL LEASED      PERCENTAGE OF                    RENT PER
                                                       SQUARE FEET    SQUARE FEET      TOTAL LEASED                    SQUARE FOOT
                                          NUMBER OF    SUBJECT TO     REPRESENTED       SQUARE FEET      RENT UNDER       UNDER
                                           LEASES       EXPIRING      BY EXPIRING     REPRESENTED BY      EXPIRING      EXPIRING
YEAR OF LEASE EXPIRATION                  EXPIRING       LEASES         LEASES        EXPIRING LEASES    LEASES(1)      LEASES(2)
--------------------------------------  -------------  -----------  ---------------  -----------------  ------------  -------------
1998..................................           44       538,095            9.9%              9.9%     $  4,321,971    $    8.03
1999..................................           43       694,496           12.8%             22.7%     $  4,466,392    $    6.43
2000..................................           35       599,423           11.0%             33.7%     $  3,628,471    $    6.05
2001..................................           35       958,831           17.7%             51.4%     $  6,434,417    $    6.71
2002..................................           24       203,663            3.8%             55.2%     $  1,724,969    $    8.47
2003..................................           15       719,661           13.2%             68.4%     $  3,482,658    $    4.84
2004 and thereafter...................           34     1,715,191           31.6%            100.0%          --            --
                                                ---    -----------         -----
      Total...........................          230     5,429,360          100.0%
                                                ---    -----------         -----
                                                ---    -----------         -----

------------------------

(1) Represents annualized Base Rent as of the lease expiration date plus non-recoverable operating expense pass-throughs attributable to leases expiring during the referenced period.

(2) Total annual Base Rent of leases that expire during such period (calculated as described in (1)) divided by total square footage under such leases.

    The following table sets forth a schedule of new leases signed and the average annual Base Rent per leased square foot for the Industrial Properties for the years 1991 to 1997.

                                                                               AVERAGE ANNUAL BASE
                                                              NUMBER OF       RENT PER LEASEDSQUARE
YEAR                                                           LEASES                FOOT(1)
---------------------------------------------------------  ---------------  -------------------------
1997.....................................................            48             $    6.70
1996.....................................................            41             $    6.39
1995.....................................................            35             $    5.99
1994.....................................................            59             $    5.43
1993.....................................................            41             $    5.28
1992.....................................................            46             $    4.87
1991.....................................................            36             $    4.21

------------------------

(1) Represents average annual Base Rent from signed leases over the term of such leases divided by leased square feet.

    TENANT INFORMATION. The Industrial Properties are leased to approximately 230 tenants which utilize the Properties for distribution, warehousing, research and development and light manufacturing/assembly activities. For the 12-month period ending December 31, 1997, the largest industrial tenant, North American Philips Corp., accounted for approximately 1.3% of the Company's pro forma total annual Base Rent. The following table sets forth the annual Base Rent at December 31, 1997 derived from the 15 largest industrial tenants for the Industrial Properties:

                                                                                                         % OF TOTAL
                                                                                                         ANNUAL BASE
TENANTS(1)                                NUMBER OF LEASES    SQUARE FEET LEASED  ANNUAL BASE RENT(2)       RENT
---------------------------------------  -------------------  ------------------  -------------------  ---------------
North American Philips Corp............               1               245,704       $     2,032,509             1.3%
Estee Lauder...........................               2               285,000             1,744,926             1.1
Symbol Technologies Inc................               3               223,023             1,333,800              .9
New Breed Leasing Corporation..........               1               297,000             1,308,808              .9
Enzon Inc..............................               1                87,890             1,113,364              .7
American Tissue........................               2               229,000               989,713              .6
Regent Sheffield Limited...............               1                76,312               893,860              .6
Timex Corp.............................               1               206,710               816,504              .5
Starads Inc............................               1                92,000               772,800              .5
Petroleum Heat and Power Co., Inc......               1                35,000               653,987              .4
Excel Importing Corp...................               1               110,654               645,539              .4
Nu Horizons Electronics Corp...........               1                78,000               622,578              .4
Fonar Corp.............................               1                78,240               596,903              .4
Robotic Vision Systems Inc.............               1                65,641               577,940              .4
Northrop Grumman.......................               1                60,000               546,075              .4
                                                                                                                 --
                                                  -----            ----------     -------------------
  Total................................              19             2,170,174       $    14,649,306             9.5%
                                                                                                                 --
                                                                                                                 --
                                                  -----            ----------     -------------------
                                                  -----            ----------     -------------------
AS A % OF TOTAL INDUSTRIAL LEASED......             8.3%                40.0%                  45.2%

------------------------

(1) Excludes Executive Center tenants. Executive Center tenants account for annual Base Rent of $376,853.

(2) Represents Base Rent of signed leases at December 31, 1997 adjusted for scheduled contractual increases during the 12 months ending December 31, 1998. Base Rent for these purposes reflects the effect of any lease expirations that occur during the 12-month period ending December 31, 1998.

    DISTRIBUTION OF LEASES BY LEASED SPACE. The following table sets forth information relating to the diversity of the Company's tenants at the Industrial Properties under lease at December 31, 1997.

                                                                                              ANNUAL BASE
                                         NUMBER OF    PERCENT OF      TOTAL     PERCENT OF       RENT       PERCENT OF
SQUARE FEET UNDER LEASE                   LEASES         TOTAL     SQUARE FEET     TOTAL     (THOUSANDS)(1)    TOTAL
-------------------------------------  -------------  -----------  -----------  -----------  -------------  -----------
Less than 2,501......................           18           7.8%      35,959           .7%    $     248            .8%
2,501-5,000..........................           48          20.9%     195,788          3.6%    $   1,210           3.7%
5,001-10,000.........................           54          23.5%     416,021          7.7%    $   3,192           9.8%
10,001-20,000........................           39          16.9%     583,003         10.7%    $   3,241          10.0%
20,001-40,000........................           37          16.1%   1,025,979         18.9%    $   6,568          20.3%
40,001+..............................           34          14.8%   3,172,610         58.4%    $  17,957          55.4%
                                               ---         -----   -----------       -----   -------------       -----
                                               230         100.0%   5,429,360        100.0%    $  32,416         100.0%
                                               ---         -----   -----------       -----   -------------       -----
                                               ---         -----   -----------       -----   -------------       -----

------------------------

(1) Represents Base Rent of signed leases at December 31, 1997 adjusted for scheduled contractual increases during the 12 months ending December 31, 1998. Base Rent for these purposes reflects the effect of any lease expirations that occur during the 12-month period ending December 31, 1998.

    INDUSTRIAL PROPERTY CHART. The following table sets forth certain information as of December 31, 1997 for each of the Industrial Properties owned by the Company at such time.

                                             OWNERSHIP
                                              INTEREST                                                     PERCENTAGE
                                              (GROUND                                                        OFFICE/
                                COMPANY'S      LEASE                         LAND         CLEARANCE       RESEARCH AND
                               PERCENTAGE    EXPIRATION       YEAR           AREA          HEIGHT          DEVELOPMENT      SQUARE
PROPERTY                        OWNERSHIP      DATE)       CONSTRUCTED      (ACRES)       (FEET)(1)          FINISH          FEET
----------------------------  -------------  ----------  ---------------  -----------  ---------------  -----------------  ---------
Vanderbilt Industrial Park
  Hauppauge, NY
360 Vanderbilt Motor
  Parkway...................         100%       Fee           1967               4.2             16                62%        54,000
410 Vanderbilt Motor
  Parkway...................         100%       Fee           1965               3.0             15                 7%        41,784
595 Old Willets Path........         100%       Fee           1968               3.5             14                14%        31,670
611 Old Willets Path........         100%       Fee           1963               3.0             14                11%        20,000
631/641 Old Willets Path....         100%       Fee           1965               1.9             14                31%        25,000
651/661 Old Willets Path....         100%       Fee           1966               2.0             14                45%        25,000
681 Old Willets Path........         100%       Fee           1961               1.3             14                10%        15,000
740 Old Willets Path........         100%       Fee           1965               3.5             14                 5%        30,000
325 Rabro Dr................         100%       Fee           1967               2.7             14                10%        35,000
250 Kennedy Dr..............         100%       Fee           1979               7.0             16                 9%       127,980
90 Plant Ave................         100%       Fee           1972               4.3             16                13%        75,000
110 Plant Ave...............         100%       Fee           1974               6.8             18                 8%       125,000
55 Engineers Rd.............         100%       Fee           1968               3.0             18                 8%        36,000
65 Engineers Rd.............         100%       Fee           1969               1.8             22                10%        23,000
85 Engineers Rd.............         100%       Fee           1968               2.3             18                 5%        40,800
100 Engineers Rd............         100%       Fee           1968               5.0             14                11%        88,000
150 Engineers Rd............         100%       Fee           1969               6.8             22                11%       135,000
20 Oser Ave.................         100%       Fee           1979               5.0             16                18%        42,000
30 Oser Ave.................         100%       Fee           1978               4.4             16                21%        42,000
40 Oser Ave.................         100%       Fee           1974               3.1             16                33%        59,800
50 Oser Ave.................         100%       Fee           1975               4.1             21                15%        60,000
60 Oser Ave.................         100%       Fee           1975               3.3             21                19%        48,000
63 Oser Ave.................         100%       Fee           1974               1.2             20                 9%        22,000
65 Oser Ave.................         100%       Fee           1975               1.2             18                10%        20,000
73 Oser Ave.................         100%       Fee           1974               1.2             20                15%        20,000
80 Oser Ave.................         100%       Fee           1974               1.1             18                25%        19,500
85 Nicon Ct.................         100%       Fee           1978   (5)         6.1             30                10%       104,000
90 Oser Ave.................         100%       Fee           1973               1.1             16                26%        37,500
104 Parkway Dr..............         100%       Fee           1985   (9)         1.8             15                50%        27,600
110 Ricefeld Ln.............         100%       Fee           1980   (9)         2.0             15                25%        32,264
120 Ricefeld Ln.............         100%       Fee           1983   (9)         2.0             15                24%        33,060
125 Ricefeld Ln.............         100%       Fee           1973   (9)         2.0             14                20%        30,495
135 Ricefeld Ln.............         100%       Fee           1981   (9)         2.1             15                10%        32,340
85 Adams Dr.................         100%       Fee           1980               1.8             15                90%        20,000
395 Oser Ave................         100%       Fee           1980               6.1             14               100%        50,000
                                             Leasehold
185 Oser Ave................         100%      (1999)         1974               2.0             18                40%        30,000
25 Davids Dr................         100%       Fee           1975               3.2             20                90%        40,000
45 Adams Ave................         100%       Fee           1979               2.1             18                90%        28,000
225 Oser Ave................         100%       Fee           1977               1.2             14                80%        10,000
180 Oser Ave................         100%       Fee           1978               3.4             16                35%        61,868
360 Oser Ave................         100%       Fee           1981               1.3             18                35%        23,000
400 Oser Ave................         100%       Fee           1982               9.5             16                30%       164,936
375 Oser Ave................         100%       Fee           1981               1.2             18                40%        20,000
425 Rabro Drive.............         100%       Fee           1980               4.0             16                25%        65,641
390 Motor Parkway...........         100%       Fee           1980              10.0             14                 4%       181,155
600 Old Willets Path(6).....         100%       Fee           1965               4.5             14                25%        69,627
400 Moreland Road(6)........         100%       Fee           1967               6.3             17                10%        56,875
                                                                               -----                                       ---------
  Total--Vanderbilt
    Industrial Park.........                                                   160.4                                       2,379,895
                                                                               -----                                       ---------
                                                                               -----                                       ---------
Airport International Plaza
  Islip, NY
20 Orville Dr...............         100%       Fee           1978               1.0             16                50%        12,852
25 Orville Dr...............         100%       Fee           1970               2.2             16               100%        32,300
50 Orville Dr...............         100%       Fee           1976               1.6             15                20%        28,000
65 Orville Dr...............         100%       Fee           1971               2.2             14                13%        32,000
70 Orville Dr...............         100%       Fee           1975               2.3             22                 7%        41,508
80 Orville Dr...............         100%       Fee           1988               6.5             16                21%        92,544
85 Orville Dr...............         100%       Fee           1974               1.9             14                20%        25,000
95 Orville Dr...............         100%       Fee           1974               1.8             14                10%        25,000
110 Orville Dr..............         100%       Fee           1979               6.4             24                15%       110,000
180 Orville Dr..............         100%       Fee           1982               2.3             16                18%        37,612
1101 Lakeland Ave...........         100%       Fee           1983               4.9             20                 8%        90,411
1385 Lakeland Ave...........         100%       Fee           1973               2.4             16                18%        35,000
125 Wilbur Place............         100%       Fee           1977               4.0             16                31%        62,686
140 Wilbur Place............         100%       Fee           1973               3.1             20                37%        48,500
160 Wilbur Place............         100%       Fee           1978               3.9             16                30%        62,710
170 Wilbur Place............         100%       Fee           1979               4.9             16                28%        72,062
4040 Veterans Highway.......         100%       Fee           1972               1.0             14               100%         2,800
                                                                               -----                                       ---------
  Total--Airport
    International Plaza.....                                                    52.4                                         810,985
                                                                               -----                                       ---------
                                                                               -----                                       ---------

                                                         ANNUAL
                                                          BASE
                                                          RENT         NUMBER
                                             ANNUAL        PER           OF
                                PERCENT       BASE     LEASED SQ.      TENANT
PROPERTY                        LEASED     RENT(2)(3)      FT.         LEASES
----------------------------  -----------  ----------  -----------  -------------
Vanderbilt Industrial Park
  Hauppauge, NY
360 Vanderbilt Motor
  Parkway...................       100.0%  $   35,910   $     .67             1
410 Vanderbilt Motor
  Parkway...................       100.0%  $  192,246   $    4.60             4
595 Old Willets Path........       100.0%  $  144,433   $    4.56             4
611 Old Willets Path........       100.0%  $  137,698   $    6.88             2
631/641 Old Willets Path....        56.0%  $   91,877   $    6.56             2
651/661 Old Willets Path....       100.0%  $  141,431   $    5.66             7
681 Old Willets Path........       100.0%  $   12,594   $     .84             1
740 Old Willets Path........       100.0%  $   29,676   $     .99             1
325 Rabro Dr................       100.0%  $  193,078   $    5.44             2
250 Kennedy Dr..............       100.0%  $  379,894   $    2.97             1
90 Plant Ave................       100.0%  $  193,035   $    2.57             3
110 Plant Ave...............       100.0%  $  517,087   $    4.14             1
55 Engineers Rd.............       100.0%  $  290,916   $    8.08             1
65 Engineers Rd.............       100.0%  $  126,417   $    5.50             1
85 Engineers Rd.............       100.0%  $  198,984   $    4.88             2
100 Engineers Rd............       100.0%  $  353,088   $    4.01             1
150 Engineers Rd............       100.0%  $  232,505   $    1.72             1
20 Oser Ave.................        98.7%  $  323,107   $    7.80             2
30 Oser Ave.................       100.0%  $  307,347   $    7.32             5
40 Oser Ave.................       100.0%  $  310,555   $    5.18            13
50 Oser Ave.................       100.0%  $  240,000   $    4.00             1
60 Oser Ave.................       100.0%  $  192,000   $    4.00             1
63 Oser Ave.................       100.0%  $  104,676   $    4.76             1
65 Oser Ave.................       100.0%  $  113,628   $    5.68             1
73 Oser Ave.................       100.0%  $   12,951   $     .65             1
80 Oser Ave.................       100.0%  $   62,114   $    3.19             1
85 Nicon Ct.................       100.0%  $  472,626   $    4.54             1
90 Oser Ave.................       100.0%  $  120,381   $    3.21             1
104 Parkway Dr..............       100.0%  $   91,000   $    3.30             1
110 Ricefeld Ln.............       100.0%  $  149,921   $    4.65             1
120 Ricefeld Ln.............       100.0%  $  160,000   $    4.84             1
125 Ricefeld Ln.............       100.0%  $  187,299   $    6.14             1
135 Ricefeld Ln.............       100.0%  $  193,164   $    5.97             1
85 Adams Dr.................       100.0%  $  260,000   $   13.00             1
395 Oser Ave................       100.0%  $  400,000   $    8.00             1

185 Oser Ave................       100.0%  $   13,750   $    8.46             1
25 Davids Dr................       100.0%  $  293,495   $    7.34             1
45 Adams Ave................       100.0%  $  147,525   $    6.27             1
225 Oser Ave................       100.0%  $   66,250   $    6.62             2
180 Oser Ave................        72.2%  $  298,120   $    6.33             9
360 Oser Ave................       100.0%  $  128,800   $    5.60             1
400 Oser Ave................        76.5%  $  758,761   $    6.02            23
375 Oser Ave................       100.0%  $  137,250   $    6.85             1
425 Rabro Drive.............       100.0%  $  577,940   $    8.80             1
390 Motor Parkway...........        45.5%  $  300,947   $    3.65             2
600 Old Willets Path(6).....          --           --          --            --
400 Moreland Road(6)........          --           --          --            --

  Total--Vanderbilt
    Industrial Park.........        92.8%  $9,694,476   $    4.64           112
                                           ----------
                                           ----------
Airport International Plaza
  Islip, NY
20 Orville Dr...............       100.0%  $   96,697   $    7.52             1
25 Orville Dr...............        72.4%  $  445,550   $   13.24             2
50 Orville Dr...............        50.0%  $  129,099   $    9.22             1
65 Orville Dr...............       100.0%  $  158,524   $    4.95             2
70 Orville Dr...............       100.0%  $  219,020   $    5.28             2
80 Orville Dr...............       100.0%  $  643,027   $    6.95             9
85 Orville Dr...............         0.0%  $        0   $       0             0
95 Orville Dr...............       100.0%  $  125,750   $    5.03             1
110 Orville Dr..............       100.0%  $  629,933   $    5.73             1
180 Orville Dr..............       100.0%  $  214,228   $    5.70             2
1101 Lakeland Ave...........       100.0%  $  573,999   $    6.35             1
1385 Lakeland Ave...........       100.0%  $  171,574   $    4.90             3
125 Wilbur Place............       100.0%  $  232,168   $    4.86            10
140 Wilbur Place............       100.0%  $  270,377   $    5.57             2
160 Wilbur Place............       100.0%  $  263,986   $    4.21             6
170 Wilbur Place............        96.5%  $  350,222   $    5.03             8
4040 Veterans Highway.......       100.0%  $   54,061   $   19.31             1
                                           ----------                       ---
  Total--Airport
    International Plaza.....        94.2%  $4,578,215   $    6.06            52
                                           ----------                       ---
                                           ----------                       ---

                                             OWNERSHIP
                                              INTEREST                                                     PERCENTAGE
                                              (GROUND                                                        OFFICE/
                                COMPANY'S      LEASE                         LAND         CLEARANCE       RESEARCH AND
                               PERCENTAGE    EXPIRATION       YEAR           AREA          HEIGHT          DEVELOPMENT      SQUARE
PROPERTY                        OWNERSHIP      DATE)       CONSTRUCTED      (ACRES)       (FEET)(1)          FINISH          FEET
----------------------------  -------------  ----------  ---------------  -----------  ---------------  -----------------  ---------
County Line Industrial
  Center Melville, NY
5 Hub Dr....................         100%       Fee           1979               6.9             20                20%        88,001
10 Hub Dr...................         100%       Fee           1975               6.6             20                15%        95,546
30 Hub Dr...................         100%       Fee           1976   (9)         5.1             20                18%        73,127
265 Spagnoli Rd.............         100%       Fee           1978               6.0             20                28%        85,500
                                                                               -----                                       ---------
  Total--County Line
    Industrial Center.......                                                    24.6                                         342,174
                                                                               -----                                       ---------
                                                                               -----                                       ---------
Standalone Industrial
  Properties
32 Windsor Pl. Islip, NY....         100%       Fee           1971               2.5             18                10%        43,000
42 Windsor Pl. Islip, NY....         100%       Fee           1972               2.4             18                 8%        65,000
208 Blydenburgh Rd.
  Islandia, NY..............         100%       Fee           1969               2.4             14                17%        24,000
210 Blydenburgh Rd.
  Islandia, NY..............         100%       Fee           1969               1.2             14                16%        20,000
71 Hoffman Ln. Islandia,
  NY........................         100%       Fee           1970               5.8             16                10%        30,400
135 Fell Ct. Islip, NY......         100%       Fee           1965               3.2             16                20%        30,000
                                                                               -----                                       ---------
    Subtotal
      Islip/Islandia........                                                    17.5                                         212,400
                                                                               -----                                       ---------
70 Schmitt Boulevard
  Farmingdale, NY...........         100%       Fee           1975               4.4             18                10%        76,312
105 Price Parkway
  Farmingdale, NY...........         100%       Fee           1969              12.0             26               8.5%       297,000
110 BiCounty Blvd
  Farmingdale, NY...........         100%       Fee           1984               9.5             19                45%       147,303
                                                                               -----                                       ---------
    Subtotal Farmingdale....                                                    25.9                                         520,615
                                                                               -----                                       ---------
70 Maxess Rd. Melville,
  NY........................         100%       Fee           1969               9.3             15                38%        78,000
20 Melville Road Melville,
  NY........................         100%       Fee           1985               4.0             25                66%        67,922
65 Marcus Dr. Melville,
  NY........................         100%       Fee           1988               5.0             18                50%        60,000
                                                                               -----                                       ---------
    Subtotal Melville.......                                                    18.3         --                              205,922
                                                                               -----                                       ---------

300 Motor Parkway Hauppauge,
  NY........................         100%       Fee           1979               4.2             14               100%        55,942
1516 Motor Parkway
  Hauppauge, NY.............         100%       Fee           1981               7.9             24                 5%       140,000
                                                                               -----                                       ---------
    Subtotal Hauppauge......                                                    12.1                                         195,942
                                                                               -----                                       ---------

933 Motor Parkway Smithtown,
  NY........................         100%       Fee           1973               5.6             20                26%        48,000
65 S. Service Rd.(4)
  Plainview, NY.............         100%       Fee           1961               1.6             14                10%        10,000
85 S. Service Rd. Plainview,
  NY........................         100%       Fee           1961               1.6             14                60%        20,000
19 Nicholas Drive(5)
  Yaphank, NY...............         100%       Fee           1989              29.6             24                 5%       145,000
48 Harbor Park Dr. Port
  Washington, NY............         100%       Fee           1976               2.7             16               100%        35,000
110 Marcus Drive Huntington,
  NY........................         100%       Fee           1980               6.1             20                39%        78,240
100 Andrews Road Hicksville,
  NY........................         100%       Fee           1954              11.7             25                12%       167,500
                                                                               -----                                       ---------
  Total--Standalone
    Industrial Properties...                                                   132.7                                       1,638,619
                                                                               -----                                       ---------
                                                                               -----                                       ---------
Standalone Westchester
  Industrial Properties
100 Grasslands
  Westchester...............         100%       Fee           1964               3.6             16               100%        45,000
2 Macy Westchester..........         100%       Fee           1982               5.7             16               100%        26,000
500 Saw Mill Rd.
  Westchester...............         100%       Fee           1958               7.3             22                17%        92,000
                                                                               -----                                       ---------
  Total--Standalone
    Westchester Industrial
    Properties..............                                                    16.6                                         163,000
                                                                               -----                                       ---------
                                                                               -----                                       ---------
Standalone New Jersey
  Industrial Properties
40 Cragwood Rd. South
  Plainfiled, NJ............         100%       Fee           1965              13.5             16                49%       135,000
492 River Rd.(6) Nutley,
  NJ........................         100%       Fee           1952              17.3             13               100%       128,000
                                                                               -----                                       ---------
  Total New Jersey
    Standalone Industrial
    Properties (7)..........                                                    30.8                                         263,000
                                                                               -----                                       ---------
                                                                               -----                                       ---------

                                                         ANNUAL
                                                          BASE
                                                          RENT         NUMBER
                                             ANNUAL        PER           OF
                                PERCENT       BASE     LEASED SQ.      TENANT
PROPERTY                        LEASED     RENT(2)(3)      FT.         LEASES
----------------------------  -----------  ----------  -----------  -------------
County Line Industrial
  Center Melville, NY
5 Hub Dr....................       100.0%  $  479,106   $    5.44             2
10 Hub Dr...................       100.0%  $  545,612   $    5.71             5
30 Hub Dr...................       100.0%  $  374,454   $    5.12             2
265 Spagnoli Rd.............       100.0%  $  585,012   $    6.84             3
                                           ----------                       ---
  Total--County Line
    Industrial Center.......       100.0%  $1,984,184   $    5.80            12
                                           ----------                       ---
                                           ----------                       ---
Standalone Industrial
  Properties
32 Windsor Pl. Islip, NY....       100.0%  $  128,128   $    2.98             1
42 Windsor Pl. Islip, NY....       100.0%  $  221,963   $    3.41             1
208 Blydenburgh Rd.
  Islandia, NY..............       100.0%  $   97,190   $    4.05             4
210 Blydenburgh Rd.
  Islandia, NY..............       100.0%  $  102,183   $    5.11             2
71 Hoffman Ln. Islandia,
  NY........................       100.0%  $  167,641   $    5.51             1
135 Fell Ct. Islip, NY......       100.0%  $  222,756   $    7.43             1
                                           ----------                       ---
    Subtotal
      Islip/Islandia........       100.0%  $  939,861   $    4.43            10
                                           ----------                       ---
70 Schmitt Boulevard
  Farmingdale, NY...........       100.0%  $  893,860   $   11.71             1
105 Price Parkway
  Farmingdale, NY...........       100.0%  $1,308,808   $    4.41             1
110 BiCounty Blvd
  Farmingdale, NY...........        88.2%   1,199,857   $    9.24            13
                                           ----------                       ---
    Subtotal Farmingdale....        96.7%  $3,402,525   $    6.76            15
                                           ----------
70 Maxess Rd. Melville,
  NY........................       100.0%  $  622,578   $    7.98             1
20 Melville Road Melville,
  NY........................       100.0%  $  370,650   $    5.46             1
65 Marcus Dr. Melville,
  NY........................       100.0%  $  546,075   $    9.10             1
                                                                            ---
    Subtotal Melville.......       100.0%  $1,539,303   $    7.48             3
                                           ----------                       ---
300 Motor Parkway Hauppauge,
  NY........................        82.4%  $  750,016   $   16.26            10
1516 Motor Parkway
  Hauppauge, NY.............       100.0%  $  837,200   $    5.00             1
                                           ----------                       ---
    Subtotal Hauppauge......        95.0%  $1,587,216   $    8.63            11
                                           ----------                       ---
933 Motor Parkway Smithtown,
  NY........................       100.0%  $  321,884   $    6.71             1
65 S. Service Rd.(4)
  Plainview, NY.............       100.0%  $   65,498   $    6.55             1
85 S. Service Rd. Plainview,
  NY........................       100.0%  $  128,280   $    7.43             2
19 Nicholas Drive(5)
  Yaphank, NY...............       100.0%  $  907,726   $    6.26             1
48 Harbor Park Dr. Port
  Washington, NY............       100.0%  $  653,987   $   18.69             1
110 Marcus Drive Huntington,
  NY........................       100.0%  $  596,903   $    7.63             1
100 Andrews Road Hicksville,
  NY........................        66.1%  $  645,539   $    5.83             1
                                           ----------                       ---
  Total--Standalone
    Industrial Properties...        94.9%  $10,788,722  $    6.94            47
                                           ----------                       ---
                                           ----------                       ---
Standalone Westchester
  Industrial Properties
100 Grasslands
  Westchester...............        36.1%  $   82,999   $    5.10             1
2 Macy Westchester..........       100.0%  $  422,500   $   16.25             1
500 Saw Mill Rd.
  Westchester...............       100.0%  $  772,800   $    8.40             1
                                           ----------                       ---
  Total--Standalone
    Westchester Industrial
    Properties..............        82.4%  $1,278,299        9.52             3
                                           ----------                       ---
                                           ----------                       ---
Standalone New Jersey
  Industrial Properties
40 Cragwood Rd. South
  Plainfiled, NJ............        74.0%  $1,242,514   $   12.43             2
492 River Rd.(6) Nutley,
  NJ........................      --           --          --            --
                                                                            ---
  Total New Jersey
    Standalone Industrial
    Properties (7)..........        74.0%  $1,242,514   $   12.43             2
                                           ----------                       ---
                                           ----------                       ---

                                             OWNERSHIP
                                              INTEREST                                                     PERCENTAGE
                                              (GROUND                                                        OFFICE/
                                COMPANY'S      LEASE                         LAND         CLEARANCE       RESEARCH AND
                               PERCENTAGE    EXPIRATION       YEAR           AREA          HEIGHT          DEVELOPMENT      SQUARE
PROPERTY                        OWNERSHIP      DATE)       CONSTRUCTED      (ACRES)       (FEET)(1)          FINISH          FEET
----------------------------  -------------  ----------  ---------------  -----------  ---------------  -----------------  ---------
Standalone Connecticut
  Industrial Property.......
701 Bridgeport Shelton,                                       1971   -
  CT........................         100%       Fee           1979              36.1             22                30%       452,414
                                                                               -----                                       ---------
  Total Connecticut
    Standalone Industrial
    Property................                                                    36.1                                         452,414
                                                                               -----                                       ---------
                                                                               -----                                       ---------
  Total--Industrial
    Properties(7)...........                                                   453.6                                       6,050,087
                                                                               -----                                       ---------
                                                                               -----                                       ---------

                                                         ANNUAL
                                                          BASE
                                                          RENT         NUMBER
                                             ANNUAL        PER           OF
                                PERCENT       BASE     LEASED SQ.      TENANT
PROPERTY                        LEASED     RENT(2)(3)      FT.         LEASES
----------------------------  -----------  ----------  -----------  -------------
Standalone Connecticut
  Industrial Property.......
701 Bridgeport Shelton,
  CT........................       100.0%  $2,849,007   $    6.30             2
                                           ----------                       ---
  Total Connecticut
    Standalone Industrial
    Property................       100.0%  $2,849,007   $    6.30             2
                                           ----------                       ---
                                           ----------                       ---
  Total--Industrial
    Properties(7)...........        93.7%  $32,415,417  $    5.97           230
                                           ----------                       ---
                                           ----------                       ---

------------------------
(1) Calculated as the distance from the lowest beam to floor.

(2) Represents Base Rent of signed leases at December 31, 1997 adjusted for scheduled contractual increases during the 12 months ending December 31, 1998. Total Base Rent for these purposes reflects the effect of any lease expirations that occur during the 12 month period ending December 31, 1998. Amounts included in rental revenue for financial reporting purposes have been determined on a straight-line basis rather than on the basis of contractual rent as set forth in the foregoing table.

(3) Base Rents differ from Effective Rents in that Effective Rents have been adjusted on a straight-line basis for free rent periods, tenant improvements and leasing commissions. Information regarding the Company's historical tenant improvement and leasing commission costs is set forth under "--Historical Non-Incremental Revenue-Generating Capital Expenditures, Tenant Improvement Costs and leasing Commissions."

(4) A tenant has been granted an option exercisable after April 30, 1997 and prior to October 31, 2002 to purchase this property for $600,000.

(5) The actual fee interest in 19 Nicholas Drive is currently held by the Town of Brookhaven Industrial Development Agency. The Company may acquire such fee interest on or after April 30, 1999 by making an nominal payment to the Town of Brookhaven Industrial Development Agency.

(6) Property under redevelopment.

(7) Percent leased data excludes the Properties under redevelopment.

LAND HOLDINGS

    As of December 31, 1997, the Company owned or had under contract approximately 847 acres of land in 17 separate parcels, 10 of which are located on Long Island, two of which are located in Westchester, five of which are located in New Jersey. The parcels have been zoned for potential industrial and retail development. The Company plans to seek development opportunities as market conditions permit. The Company had invested approximately $29.3 million in land costs and approximately $25.2 million in additional development costs at December 31, 1997.

RETAIL PROPERTIES

    As of December 31, 1997, the Company owned two free-standing 10,000 square foot retail properties. These properties were 100% leased to single tenants as of December 31, 1997. The retail properties are located in Great Neck, New York and Huntington, New York.

HISTORICAL NON-INCREMENTAL REVENUE-GENERATING CAPITAL EXPENDITURES, TENANT
  IMPROVEMENT COSTS AND LEASING COMMISSIONS

    The following table sets forth annual and per square foot recurring, non-incremental revenue-generating capital expenditures and non-incremental revenue-generating tenant improvement costs and leasing commissions to retain revenues attributable to existing leased space for the period 1993 through 1997 for the Long Island Office Properties, the Westchester Office Properties, the Connecticut Office Properties and the Industrial Properties. As noted, revenue-generating tenant improvement costs and leasing commissions are excluded from the table set forth immediately below. The historical capital expenditures, tenant improvement costs and leasing commissions set forth below are not necessarily indicative of future recurring, non-incremental revenue-generating capital expenditures or non-incremental revenue-generating tenant improvement costs and leasing commissions.

                                                        1993        1994        1995        1996         1997
                                                     ----------  ----------  ----------  ----------  ------------
CAPITAL EXPENDITURES
  OFFICE PROPERTIES
    Annual.........................................  $  227,996  $  158,340  $  364,545  $  375,026  $  1,108,675
    Per square foot................................         .15         .10         .19         .13           .22
  INDUSTRIAL PROPERTIES
    Annual.........................................  $  276,052  $  524,369  $  290,457  $  670,751  $    733,233
    Per square foot................................         .09         .18         .08         .18           .15
NON-INCREMENTAL REVENUE-GENERATING TENANT
  IMPROVEMENT
  COSTS AND LEASING COMMISSIONS
  LONG ISLAND OFFICE PROPERTIES
    Annual Tenant Improvement Costs................  $  406,602  $  902,312  $  452,057  $  523,574  $    784,044
    Per square foot improved.......................        1.93        5.13        4.44        4.28          7.00
    Annual Leasing Commissions.....................     670,736     341,253     144,925     119,047       415,822
    Per square foot leased.........................        3.18        1.94        1.42         .97          4.83
    Total per square foot..........................  $     5.11  $     7.07  $     5.86  $     5.25  $      11.83
  WESTCHESTER OFFICE PROPERTIES
    Annual Tenant Improvement Costs................                                      $  834,764  $  1,211,665
    Per square foot improved.......................                                            6.33          8.90
    Annual Leasing Commissions.....................                                         264,388       366,257
    Per square foot leased.........................                                            2.00          2.69
    Total per square foot..........................                                      $     8.33  $      11.59
  CONNECTICUT OFFICE PROPERTIES
    Annual Tenant Improvement Costs................                                      $   58,000  $  1,022,421
    Per square foot improved.......................                                           12.45         13.39
    Annual Leasing Commissions.....................                                               0       256,615
    Per square foot leased.........................                                               0          3.36
    Total per square foot..........................                                      $    12.45  $      16.75
  INDUSTRIAL PROPERTIES
    Annual Tenant Improvement Costs................  $  186,761  $  585,891  $  210,496  $  380,334  $    230,466
    Per square foot improved.......................         .33         .88         .90         .72           .55
    Annual Leasing Commissions.....................     278,905     176,040     107,351     436,213        81,013
    Per square foot leased.........................         .49         .27         .46         .82           .19
    Total per square foot..........................  $      .82  $     1.15  $     1.36  $     1.54  $        .74

MORTGAGE INDEBTEDNESS

    The following table sets forth certain information as of December 31, 1997 regarding the mortgage debt of the Company.

                                ESTIMATED PRINCIPAL
                                    AMOUNT AFTER                       PROJECTED ANNUAL  MATURITY    PREPAYMENT
PROPERTY                              OFFERING         INTEREST RATE     DEBT SERVICE      DATE        PREMIUM
------------------------------  --------------------  ---------------  ----------------  ---------  -------------
6800 Jericho Turnpike.........     $   15,001,000            7 1/4%     $    1,087,500     6/10/00          (1)
(North Shore Atrium I)
6900 Jericho Turnpike.........     $    5,279,000            7 1/4%     $      382,700     6/10/00          (1)
(North Shore Atrium II)
200 Broadhollow Road..........     $    6,649,000            7 3/4%     $      515,300     6/02/02          (2)
395 North Service Rd..........     $    9,917,000             6.82%     $      682,000     6/02/00         None
50 Charles Lindbergh Blvd.....     $   15,479,000            7 1/4%     $    1,122,200     7/10/01          (3)
333 Earl Ovington Blvd........     $   57,839,000(5)          7.72%     $    4,465,171     8/14/07         None
(The Omni)(4)
310 East Shore Rd.............     $    2,322,000                8%     $      185,800     7/01/02          (5)
80 Orville Dr.................     $    2,616,000            7 1/2%(6)  $      196,200     2/01/04          (1)
70 Maxess Road................     $    1,863,000            8 3/4%     $      163,013    12/21/00         None
70 Schmitt Boulevard..........     $      425,000            9 1/4%     $       39,313     8/01/99         None
580 White Plains Rd...........     $    8,811,000            7 3/8%     $      649,811     9/01/00          (1)
Landmark Square...............     $   49,291,000             8.02%     $    3,953,138    10/07/06          (7)
110 Bi-County Blvd............     $    4,531,000            9 1/8%     $      413,454    11/30/12          (1)
                                --------------------                   ----------------
      TOTAL...................     $  180,023,000                       $   13,855,600
                                --------------------                   ----------------
                                --------------------                   ----------------

------------------------

(1) Yield maintenance.

(2) Not prepayable, in whole or in part, on or before five years from the date of the closing of the IPO. Thereafter, the entire loan may be prepaid without any prepayment premium on 60 days' notice.

(3) Currently 3.5% of outstanding principal; to decline 1/2 of 1% per year.

(4) The Company has a 60% general partnership interest in the Omni Partnership. The Company's proportionate share of the aggregate principal amount of mortgage debt on the Omni is $34.7 million.

(5) Not prepayable for two years; thereafter 5% of the amount being prepaid; reduced by 1% each year thereafter but not less than 1%. Interest rate increases to 10.1% after the first five years of the loan.

(6) Interest rate increases to 10.1% after the first five years of the loan.

(7) Not prepayable for the first five years.

                                   MANAGEMENT

DIRECTORS AND SENIOR OFFICERS

    The Directors and the senior officers of the Company, and their respective positions, are as follows:

NAME                                                 POSITION AND OFFICES HELD
------------------------------------  -------------------------------------------------------
Donald J. Rechler...................  Chairman of the Board, Chief Executive Officer and
                                      Director of the Company (term as director expires in
                                      2000)

Roger M. Rechler....................  Vice-Chairman of the Board, Executive Vice President of
                                      Development and Director of the Company (term as
                                      director expires in 1998)

Scott H. Rechler....................  President, Chief Operating Officer, and Director of the
                                      Company (term as director expires in 1999)

J. Michael Maturo...................  Executive Vice President, Chief Financial Officer and
                                      Treasurer of the Company

Mitchell D. Rechler.................  Executive Vice President and Director of the Company
                                      and President of the Management Company (term as
                                      director expires in 2000)

Gregg M. Rechler....................  Executive Vice President and Secretary of the Company
                                      and President of the Construction Company

Jason M. Barnett....................  Senior Vice President and General Counsel of the
                                      Company

Salvatore Campofranco...............  Senior Vice President of the Company and Managing
                                      Director of the Westchester Division

F.D. Rich III.......................  Senior Vice President of the Company and Managing
                                      Director of the Southern Connecticut Division

Mark Schaevitz......................  Senior Vice President of the Company and Managing
                                      Director of the Northern New Jersey Division

Norman Berlin.......................  Senior Vice President of Industrial Leasing of the
                                      Company

Edward J. D'Orazio..................  Senior Vice President of Architectural Services of the
                                      Company and Vice President of the Construction Company

Kathleen M. Giamo...................  Senior Vice President of Office Leasing and Director of
                                      Marketing of the Company

Richard Conniff.....................  Senior Vice President of Acquisitions of the Company

Donald E. Miller....................  Senior Vice President of Development of the Company

Mark V. Rechler.....................  Senior Vice President of Development and Design of the
                                      Company and Vice President of the Construction Company

NAME                                                 POSITION AND OFFICES HELD
------------------------------------  -------------------------------------------------------
Arnold M. Widder....................  Senior Vice President of Leasing of the Company

Jon L. Halpern......................  Director (term as director expires in 2000)(1)

Harvey R. Blau......................  Independent Director (term as director expires in 1998)

Leonard Feinstein...................  Independent Director (term as director expires in 2000)

Herve A. Kevenides..................  Independent Director (term as director expires in 1999)

John V. N. Klein....................  Independent Director (term as director expires in 1998)

Lewis S. Ranieri....................  Independent Director (term as director expires in 1999)

Conrad D. Stephenson................  Independent Director (term as director expires in 1999)

------------------------

(1) Mr. Halpern has agreed that he will discontinue serving as a member of the Board of Directors of Reckson at the request of the Board of Directors of Reckson at any time after July 1998.

    The following is a biographical summary of the experience of the above-mentioned persons:

        DONALD J. RECHLER, age 63, serves as Chairman of the Board, Chief Executive Officer and Director of the Company. Prior to the IPO, Mr. Rechler was a Co-Founder and General Partner of Reckson Associates. As President and Chief Executive Officer, he coordinates and directs all of the Company's primary functions including acquisitions, leasing and property management as well as establishing policy for the Company. He is a founder and former President and Chairman of the Association For A Better Long Island, a founder of the Long Island Commercial & Industrial Development Association, a member of the Board of Directors of the Development Division of North Shore Hospital, a member of the Board of Directors of the Long Island Philharmonic and a member of the Council of Overseers of Long Island University, C. W. Post College. Mr. Rechler is a graduate of the University of Miami. Mr. Rechler is the father of Mitchell Rechler and Mark Rechler and the brother of Roger Rechler.

        ROGER M. RECHLER, age 56, serves as the Vice-Chairman of the Board, an Executive Vice President and a Director of the Company. Prior to the IPO, Mr. Rechler was a Co-Founder and General Partner of Reckson Associates. Mr. Rechler's responsibilities include supervision of property development and construction, architectural and design-services, interior construction and property management. Mr. Rechler attended the University of Miami. Mr. Rechler is the father of Scott Rechler and Gregg Rechler and the brother of Donald Rechler.

        SCOTT H. RECHLER, age 30, serves as an President, Chief Operating Officer, and a Director of the Company. Mr. Rechler has been employed at Reckson since 1989. He is responsible for the day-to-day operations and directing corporate policy for the Company. Prior to the IPO, he directed the financing of approximately $200 million of mortgage debt and the acquisition of property having a value in excess of $100 million for Reckson. He is a member of the Board of Directors of the Long Island Childrens Museum. Mr. Rechler is a graduate of Clark University and received a Masters Degree in Finance with a specialization in real estate from New York University. He is the son of Roger Rechler and the brother of Gregg Rechler.

        J. MICHAEL MATURO, age 36, serves as an Executive Vice President, Chief Financial Officer and Treasurer of the Company. He is responsible for the supervision of all financial, treasury and reporting functions as well as banking and capital market activities and investor relations. Prior to joining the Company, Mr. Maturo was a Senior Manager at E&Y Kenneth Leventhal Real Estate Group

    (formerly Kenneth Leventhal & Company), a public accounting and consulting firm. He specialized in diverse phases of real estate finance including corporate and property debt financings and recapitalization transactions. Mr. Maturo is a graduate of Seton Hall University with a degree in accounting and finance and is a certified public accountant.

        MITCHELL D. RECHLER, age 38, serves as an Executive Vice President and a Director of the Company and also serves as the President of the Management Company. From 1981 to 1985, he was employed by Reckson in various non-supervisory roles including positions in property management, construction, acquisitions and space leasing. Since 1986, Mr. Rechler has served as an Executive Vice President of Reckson, responsible for all leasing activities including the coordination of leasing and marketing strategies and overseeing tenant relations. During his career at Reckson, Mr. Rechler has completed over 300 leasing transactions encompassing in excess of 3 million square feet of office and industrial space. Mr. Rechler has served as President of the Management Company, since its organization in 1991. Mr. Rechler serves on the Executive Committee of the Children's Medical Fund of Schneider Children's Hospital of Long Island Jewish Medical Center and as a member of the Board of Directors of the Long Island Friends of the Arts. He is a graduate of Emory University. He is the son of Donald Rechler and the brother of Mark Rechler.

        GREGG M. RECHLER, age 31, serves as an Executive Vice President and Secretary of the Company and as President of the Construction Company. Mr. Rechler is responsible for the construction, architectural and property management activities of the Company. Since 1985, he has been employed by Reckson and certain affiliates. From 1985 to 1988, Mr. Rechler held non-supervisory roles in the construction and property management areas. Beginning in 1989, as an Executive Vice President of Reckson, he served as the person responsible for the construction of the Omni and supervised all construction aspects of this project. In 1991, he organized the Construction Company and has been responsible for its significant growth. Mr. Rechler is a member of the Board of Directors of the Long Island chapter of the Building Owners and Managers Association ("BOMA"). Mr. Rechler attended the New York Institute of Technology. He is the son of Roger Rechler and the brother of Scott Rechler.

        JASON M. BARNETT, age 29, serves as a Senior Vice President and General Counsel of the Company. Mr. Barnett joined the Company in 1996. He is responsible for the coordination of all legal and compliance matters for the Company. Prior to joining Reckson, Mr. Barnett practiced law as an associate in the REIT practice area of Brown & Wood LLP. While at Brown & Wood LLP, Mr. Barnett participated in numerous corporate and real estate transactions involving publicly held REITs, including initial public offerings, joint ventures and corporate and real estate acquisitions. Mr. Barnett holds a Bachelor of Arts degree from Clark University and Law Degree from Emory University School of Law. Mr. Barnett is admitted to the Bar of the State of New York.

        SALVATORE CAMPOFRANCO, age 40, serves as Senior Vice President of the Company and Managing Director of the Westchester Division. As managing director Mr. Campofranco is in charge of all leasing, construction and property management activity in the Westchester Division. He also is responsible for the acquisition program and overall performance of the Westchester portfolio. Prior to joining Reckson in 1996, Mr. Campofranco was Senior Vice President for Towermarc Corporation. Towermarc is a full service real estate company that developed and operated over two million square feet of suburban office buildings for its own account in Boston, Memphis and Tampa. Mr. Campofranco was part of the executive management team involved in overseeing the finance and operations of the properties. Most recently he was instrumental in the planning and execution of an $80 million transaction whereby a portion of the Towermarc portfolio was transferred to a REIT. Prior to Towermarc he was with Kenneth Leventhal Real Estate Group in New York. He is a Certified Public Account and a graduate of Saint John's University, New York with a Bachelor of Science Degree in Accounting. He is a member of National Association of Industrial and Office Parks and the Real Estate Finance Association. He is also involved in many community and charitable organizations.

        MARK SCHAEVITZ, age 43, serves as Senior Vice President of the Company and is the Managing Director of the Northern New Jersey Division. Mr. Schaevitz is responsible for the general business operations of the Company in the Northern NJ area. Prior to joining the Company in January, 1997, Mr. Schaevitz had been the Chief Operating Officer of Paragon, which developed, owned, leased and managed in excess of 1.3 million square feet of office properties. Mr. Schaevitz is a trustee of the NJ Chapter of the National Association of Industrial and Office Parks and the Office Developers Association. He is a registered architect in the states of New York and New Jersey and is a graduate of Cornell University.

        FD RICH, III, age 42, joined the Company in October, 1996 and serves as a Senior Vice President and is Managing Director of the Southern Connecticut Division and is responsible for all aspects of the operations for the regional office. Prior to joining the Company, Mr. Rich was a Senior Vice President of the F.D. Rich Company and President of both Rich Realty Services, Inc. and GRM Management Inc. Mr. Rich has over twenty years of experience in all facets of real estate development, leasing, finance and management and has played a significant role in the City of Stamford's successful urban renewal effort. During his career at F.D. Rich Company, Mr. Rich was primarily responsible for the construction of over 1,000,000 square feet of Class A office space, 800 units of housing, property management services for over 3,000,000 square feet of office space, and the successful restructuring of over $600 million in property debt financing. Mr. Rich attended Marquette University, Utica College of Syracuse University and Loyola College majoring in Business Administration and has been a licensed Real Estate Salesperson in the State of Connecticut. Mr. Rich serves on many community organizations in Stamford, Connecticut. Currently, Mr. Rich is Vice Chairman of the Stamford Downtown Special Services District, a member of the Urban Land Institute and is on the Board of Governors of the Landmark Club.

        NORMAN BERLIN, age 67, serves as a Senior Vice President of Industrial Leasing of the Company. Since joining Reckson as Senior Vice President of Industrial Leasing in 1977, Mr. Berlin has been responsible for the leasing of industrial properties. While at Reckson, Mr. Berlin has been responsible for more than 500 leasing transactions encompassing more than seven million square feet of industrial space. Prior to joining Reckson, Mr. Berlin spent fifteen years in various positions with investment banks, including Lobe Rhodes & Co., where he worked with the Corporate Syndicate and Institutional Sales groups. Mr. Berlin holds a Bachelor of Science from New York University and a Master of Business Administration with a concentration in finance from the Stern School at New York University.

        EDWARD J. D'ORAZIO, age 43, serves as a Senior Vice President of Architectural Services of the Company and as a Vice President of the Construction Company. Since joining Reckson in 1979, Mr. D'Orazio has been employed as Senior Vice President of Architectural Services and has been involved in all aspects of the architectural design activities of Reckson including building design, interior space design and supervision of the architectural and design group. He has designed and participated in the lease negotiations of over 500 tenant installations totaling in excess of 12 million square feet. He is a registered architect in the State of New York and Minnesota. He is certified by the National Council of Architectural registration Boards and is a member of the American Institute of Architects. He is a graduate of the New York Institute of Technology.

        KATHLEEN M. GIAMO, age 48, serves as a Senior Vice President of Office Leasing and Director of Marketing of the Company. In these capacities, she is responsible for lease negotiations and lease executions, coordinating interior construction with tenants, coordinating follow-up tenant services and formulating promotional, advertising and public relations for the Company's real estate portfolio. Ms. Giamo has served as Senior Vice President and Director of Marketing for Reckson since joining Reckson in 1980. Ms. Giamo has been responsible for approximately 400 leasing transactions encompassing approximately 4 million square feet of office space. She is a member of the Board of Trustees of the Long Island Business Development Council, a member of the Long Island University/

    CW Post Real Estate Advisory Board and a member of the Women Economic Developers of Long Island.

        RICHARD J. CONNIFF, age 32, serves as Senior Vice President of Acquisitions for the Company. Since joining Reckson as a Vice President in August, 1994, he has been responsible for overseeing the Acquisition Department where his responsibilities include financial analysis, diligence and closings of property acquisitions and certain other investment opportunities. From 1992 to 1994, Mr. Conniff was employed by Cushman & Wakefield as a financial manager as well as a portfolio manager. Mr. Conniff was employed by VMS Realty Partners as Vice President of Asset Management from 1989 to 1992. Mr. Conniff holds a bachelor's degree in finance from the City University of New York.

        DONALD E. MILLER, age 41, serves as Senior Vice President of Development of the Company. Since joining Reckson as a Senior Vice President in February 1996, he has been responsible for the leasing of new development and acquisition properties. Prior to joining Reckson, Mr. Miller was employed by Muss Development Company for five years as Vice President and Director of Leasing. From 1986 to 1991, Mr. Miller was employed by Cushman & Wakefield as an Office Leasing and Sales Broker. Mr. Miller is a member of the Real Estate Board of New York.

        MARK V. RECHLER, age 32, serves as a Senior Vice President of Development and Design of the Company. Since joining Reckson in 1989, Mr. Rechler has focused his services as part of the in-house architectural team involved with the design of the amenities at the Omni. Mr. Rechler has served as a Vice President of Architectural Services of Reckson since 1993. He also handles certain property management functions and is involved in maintaining tenant relationships. He is a graduate of Tulane University, and is the son of Donald Rechler and the brother of Mitchell Rechler.

        ARNOLD M. WIDDER, age 66, serves as a Senior Vice President of Leasing for the Company. In addition, he has primary responsibility for the operations of the Executive Centers. Since joining Reckson in 1982 as Senior Vice President of Leasing, he has been actively involved in the leasing of office and industrial space as well as overseeing the operations of the Executive Centers. Mr. Widder is a licensed real estate broker and a member of the Executive Suite Association and the Alliance Business Centers Network. He is a graduate of the University of Miami.

        JON L. HALPERN, age 35, is a Director of the Company. Prior to becoming a director of the Company, Mr. Halpern served as an Executive Vice President and President of the Westchester Division. In such capacity, Mr. Halpern is responsible for the general business operations of the Company in the Westchester Area. Prior to joining the Company in February 1996, Mr. Halpern has been the President and Chief Operating Officer of Halpern Enterprises, Inc., which owned, operated, leased and managed in excess of 1.7 million square feet of office and mixed-use properties and has developed and constructed (through affiliates) in excess of 3.8 million square feet of construction. Mr. Halpern is a member of the Board of Westchester County Medical Center, the Executive Board of the Greyston Family Inn, a not-for-profit organization working to provide housing for homeless families, and the Board of the Westchester Land Trust. Mr. Halpern is a founding member and is currently Vice President of the Westchester Business Partnership, a public/private partnership working to promote and encourage business within Westchester County. Mr. Halpern is a graduate of University of Colorado School of Business where he earned a Bachelor of Science degree.

        HARVEY R. BLAU, age 62, is a Director of the Company. Mr. Blau is a Senior Partner of the law firm of Blau, Kramer, Wactlar & Lieberman, P.C. and has been associated with such firm (including its predecessors) since 1966. Mr. Blau has served as the Chairman of the Board of Aeroflex, Incorporated since 1991, the Chairman of the Board of the Griffon Corporation and a Director of Nu Horizons Electronics Corp. since 1984. Mr. Blau serves as a Trustee of Benjamin N. Cardozo School of Law and as a Trustee of the Incorporated Village of Old Westbury, New York. Mr. Blau holds a bachelor's degree from New York University, a law degree from Columbia University School of Law and an advanced law degree from New York University Graduate School of Law.

        LEONARD FEINSTEIN, age 60, is a Director of the Company. Mr. Feinstein is the Co-Founder and the President and Co-Chief Executive Officer of Bed Bath & Beyond Inc., a New York Stock Exchange listed company. Mr. Feinstein has served in such capacity since 1992. Mr. Feinstein served as Co-Chief Executive Officer, Treasurer and Secretary of Bed Bath & Beyond Inc. from 1971 to 1992.

        HERVE A. KEVENIDES, age 59, is a Director of the Company. Mr. Kevenides is the director of the Real Estate Products Group for Ceres Financial Concepts, N.A. Mr. Kevenides is the President and Director of research of Metropolitan Analysis & Forecasting Corporation, an international real estate economics and market research firm. Mr. Kevenides has served in this position since 1988. Mr. Kevenides has served as an Adjunct Associate Professor of the Masters in Real Estate Program of New York University since 1989. Mr. Kevenides was a vice president and Director of Real Estate Economics and Market Research for Chemical Bank from 1981 to 1988, and a vice president and Manager of Real Estate Market Research for Chase Manhattan Bank from 1972 to 1981. Mr. Kevenides holds a Masters of Business Administration from New York University.

        JOHN V. N. KLEIN, age 66, is a Director of the Company. Mr. Klein has been the Managing Attorney of the law firm of Meyer, Suozzi, English & Klein, P.C. since 1984. Mr. Klein has served as a Director of Fleet Bank from 1980 to 1994 and is currently on the Advisory Board of Fleet Bank. Mr. Klein has also been a member of the advisory board of St. Joseph's College, Patchogue, New York since 1980. Mr. Klein has served in various government positions on Long Island, including County Executive of Suffolk County, New York from 1972 to 1979. Mr. Klein holds a bachelor's degree and a law degree from the University of Virginia.

        LEWIS S. RANIERI, age 51, has served as a director of the Company since 1997. Mr. Ranieri is the chairman of Bank United Corp., a position he has held since 1988. He is also the chairman and chief executive officer of Ranieri & Co., Inc., positions he has held since founding Ranieri & Co. in 1988. Mr. Ranieri is the founder of Hyperion Partners L.P. and Hyperion Partners II L.P. He is also Chairman of Hyperion Capital Management, Inc. and The Hyperion Total Return Fund, Inc. He is director of Transworld HealthCare, Inc., the Hyperion 1999 Term Trust, Inc. the Hyperion 2002 Term Trust, Inc. and Hyperion 2005 Investment Grade Opportunity Trust, Inc. Mr. Ranieri is also chairman and president of various other indirect subsidiaries of Hyperion. He is a director of Delphi Financial Group, Inc. and Delphi International Ltd. Prior to forming Hyperion, Mr. Ranieri had been vice chairman of Salomon Brothers, Inc. Mr. Ranieri helped develop the capital markets as a source of funds for housing and commercial real estate, established Salomon's leadership position in the mortgage-backed securities area, and also led the effort to obtain Federal legislation to support and build the market. Mr. Ranieri has served on the National Association of Home Builders Mortgage Roundtable continuously since 1986. He was inducted into the National Housing Hall of Fame in 1997. Mr. Ranieri also acts as a trustee or director of various environmental and religious institutions such as the Environmental Defense Fund and Shrine of Elizabeth Ann Seton/Our Lady of the Rosary Church.

        CONRAD D. STEPHENSON, age 70, is a Director of the Company. Since 1993, Mr. Stephenson has served as the Chief Executive Officer of Pan Am Equities Inc., a property ownership and management company. Mr. Stephenson was employed by The Comras Company, a real estate company, from 1990 to 1993, and served as the Vice President in the Tri-State and northeast real estate lending division of the First National Bank of Chicago from 1987 to 1990. Mr. Stephenson was the Vice President in charge of all commercial real estate lending activities of The Bowery Savings Bank from 1985 to 1987, and was a Vice President of The Chase Manhattan Bank from 1975 to 1985. Mr. Stephenson has served as a Governor, Vice President and a member of the executive committee, of the Real Estate Board of New York. Mr. Stephenson holds a bachelor's degree from Fordham University and a Masters of Business Administration from New York University. Mr. Stephenson is a retired colonel of the U.S. Army Reserves, with which he served for 35 years.

                    DESCRIPTION OF SERIES A PREFERRED STOCK

    This description of the particular terms of the Series A Preferred Stock offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Preferred Stock set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

    The Company is authorized to issue up to 25,000,000 shares of Preferred Stock, in one or more series, without any further vote or action by the stockholders, but prior to issuance of shares of a series of Preferred Stock, the Board of Directors is required by the Maryland General Corporation Law and the charter of the Company to set, subject to the provisions of the charter regarding the restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series.

    An Articles Supplementary to the Company's charter setting forth the terms
of a series of Preferred Stock consisting of up to       shares, designated    %
Series A Convertible Cumulative Preferred Stock, will be filed with the State Department of Assessments and Taxation of Maryland prior to the issuance of such shares. When issued, the shares of Series A Preferred Stock will be validly issued, fully paid and nonassessable and will not be entitled to any preemptive or similar rights.

    The following summary of the terms and provisions of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Company's charter and the Articles Supplementary classifying and designating the Series A Preferred Stock, each of which is available from the Company.

    The registrar, transfer agent, distributions disbursing agent and conversion agent for the Series A Preferred Stock will be American Stock Transfer & Trust Company (the "Transfer Agent").

    Application has been made to list the Series A Preferred Stock on the NYSE under the symbol "RAPrA". The issued and outstanding shares of Common Stock of the Company are listed on the NYSE under the symbol "RA," and application also has been made to list the Common Stock issuable upon conversion of the Series A Preferred Stock on the NYSE.

RANKING

    The Series A Preferred Stock will rank senior to the Common Stock with respect to payment of distributions or amounts upon a liquidation, dissolution or winding up of the Company.

DISTRIBUTIONS

    Holders of Series A Preferred Stock shall be entitled to receive, when and as authorized by the Board of Directors, out of funds legally available for the
payment of distributions, cumulative cash distributions at the rate of    % per
annum of the liquidation preference per share (equivalent to $         per annum
per share of Series A Preferred Stock). Distributions on the Series A Preferred Stock offered hereby shall accrue and be cumulative from the date of original issue and shall be payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year or, if not a business day, the next succeeding business day, commencing July 31, 1998 (each, a "Distribution Payment Date"). Any distribution payable on the Series A Preferred Stock for a partial distribution period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Distributions will be payable to holders of record as they appear in the share records of the Company at the close of business on the applicable record date, which shall be such date designated by the Board of Directors of the Company for the payment of distributions that is not more than 30 nor less than 10 days prior to such Distribution Payment Date (each, a "Distribution Payment Record Date").

    No distributions on the Series A Preferred Stock shall be authorized by the Board of Directors of the Company or be paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

    Notwithstanding the foregoing, distributions on the Series A Preferred Stock will accumulate whether or not the Company has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized. Accumulated but unpaid distributions on the Series A Preferred Stock will not bear interest and holders of the Series A Preferred Stock will not be entitled to any distributions in excess of full cumulative distributions as described above.

    The Company intends to contribute or otherwise transfer the net proceeds of the sale of the Series A Preferred Stock to Reckson Operating Partnership in
exchange for    % Series A Preferred Units in Reckson Operating Partnership (the
"Series A Preferred Units"), the economic terms of which will be substantially identical to those of the Series A Preferred Stock. Reckson Operating Partnership will be required to make all required distributions on the Series A Preferred Units (which will mirror the payments of distributions, including accumulated and unpaid distributions upon redemption, and of the liquidation preference amount on the shares of Series A Preferred Stock) prior to any distribution of cash or assets to the holders of the Units or to the holders of any other interests in Reckson Operating Partnership, except for any other series of preferred units ranking on a parity with the Series A Preferred Units with respect to the payment of distributions or amounts upon a liquidation, dissolution or winding up of the Company, and except for distributions required to enable the Company to maintain its qualification as a REIT.

    Any distribution payment made on the Series A Preferred Stock shall first be credited against the earliest accumulated but unpaid distribution due with respect to such shares which remains payable.

    For further information regarding the rights of the holders of the Series A Preferred Stock to receive distributions, see "Description of Preferred Stock--Dividends" in the accompanying Prospectus.

LIQUIDATION PREFERENCE

    Upon any liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Stock will be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders liquidating distributions, in cash or property at its fair market value as determined by the Company's Board of Directors, in the amount of a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid distributions to the date of such liquidation, dissolution or winding up, before any distribution or payment is made to holders of Common Stock or any other class or series of capital stock ranking junior to the Series A Preferred Stock as to the distribution of assets upon a liquidation, dissolution or winding up of the Company. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of the remaining assets of the Company.

    The liquidation preference of the outstanding shares of Series A Preferred Stock will not be added to the liabilities of the Company for the purpose of determining whether under the MGCL a distribution may be made to stockholders of the Company whose preferential rights upon dissolution of the Company are junior to those of holders of shares of Series A Preferred Stock.

    For further information regarding the rights of the holders of the Series A Preferred Stock upon the liquidation, dissolution or winding up of the Company, see "Description of Preferred Stock--Liquidation Preference" in the accompanying Prospectus.

REDEMPTION

    Shares of Series A Preferred Stock will not be redeemable prior to
      , 2003, except under the circumstances described below. On and after
            , 2003, shares of Series A Preferred Stock may be redeemed at the option of the Company, in whole or in part, from time to time, at the following redemption prices per share if redeemed during the twelve-month period beginning of the applicable year, plus all accumulated and unpaid distributions on the Series A Preferred Stock to the date of such redemption, upon not less than 30 nor more than 60 days' prior written notice in the manner and to the effect described below and under "Description of Preferred Stock-Redemption" in the accompanying Prospectus.

YEAR                                            REDEMPTION PRICE PER SHARE
----------------------------------------------  ---------------------------
2003..........................................           $
2004..........................................
2005..........................................
2006..........................................
2007..........................................
2008 and thereafter...........................           $   25.00

    The Company may not exercise its option to redeem shares of Series A Preferred Stock unless the redemption price (other than the portion thereof consisting of accumulated and unpaid distributions) is paid solely out of the sale proceeds of capital stock of the Company, and from no other source.

    If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the shares to be redeemed will be determined pro rata or by lot or in such other manner as prescribed by the Board of Directors of the Company. In the event that such redemption is to be by lot, if as a result of such redemption any holder of Series A Preferred Stock would own, or be deemed by virtue of certain attribution provisions of the Code to own, in excess of 15% of the issued and outstanding shares of Series A Preferred Stock or 9.0% in value of all outstanding capital stock of the Company, as the case may be, because such holder's shares were not redeemed, or were only redeemed in part, then, except in certain instances, the Company will redeem the requisite number of shares of Series A Preferred Stock of such stockholder such that such stockholder will not own, or be deemed by virtue of certain attribution provisions of the Code to own, in excess of 15% of the shares of Series A Preferred Stock or 9.0% in value of all outstanding capital stock of the Company, as the case may be, issued and outstanding subsequent to such redemption.

    Notwithstanding any other provision relating to redemption of the Series A Preferred Stock to the contrary, the Company may redeem shares of Series A
Preferred Stock at any time, whether or not prior to             , 2003, if the
Board of Directors of the Company determines that such redemption is (i) necessary or advisable to preserve the Company's status as a REIT or (ii) reasonable or appropriate in order to comply with any laws, rules or regulations of any governmental authority.

    On or after the date fixed for redemption (the "Series A Preferred Stock Redemption Date"), each holder of Series A Preferred Stock to be redeemed must present and surrender the certificates representing the Series A Preferred Stock to the Company at the place designated in the notice of redemption and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificates as the owner thereof and each surrendered certificate will be canceled. In the event that fewer than all the Series A Preferred Stock is to be redeemed, a new certificate will be issued representing the unredeemed shares. From and after the Series A Preferred Stock Redemption Date (unless the Company defaults in payment of the redemption price), all distributions on the Series A Preferred Stock called for redemption will cease to accumulate and all rights of the holders thereof, except the right to receive the redemption price thereof (including all accumulated and unpaid distributions to the Series A Preferred Stock Redemption Date), will cease and terminate and such shares will not thereafter be transferred (except with the consent of the Company) on the Company's books, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the Company, prior to the Series A Preferred Stock Redemption Date, may irrevocably deposit the redemption price (including accumulated and unpaid distributions) of the Series A Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the notice of redemption to holders of the Series A Preferred Stock to be redeemed will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price and
(iii) require such holders to surrender the certificates representing such Series A Preferred Stock at such place on or about the date fixed in such redemption notice (which may not be later than the Series A Preferred Stock Redemption Date) against payment of the redemption price (including all accumulated and unpaid distributions to the Series A Preferred Stock Redemption
Date). Any moneys so deposited which remain unclaimed by the holders of the Series A Preferred Stock at the end of two years after the Series A Preferred Stock Redemption Date will be returned by such bank or trust company to the Company.

    The Series A Preferred Stock will not have a stated maturity date and will not be subject to any sinking fund or mandatory redemption provisions.

    For further information regarding redemption of the Series A Preferred Stock, see "Description of Preferred Stock Redemption" in the accompanying Prospectus.

VOTING RIGHTS

    Holders of the Series A Preferred Stock will not have any voting rights, except as set forth in the accompanying Prospectus. In any matter in which the Series A Preferred Stock is entitled to vote, including any action by written consent, each share of Series A Preferred Stock shall be entitled to one vote.

    For further information regarding the voting rights of the holders of the Series A Preferred Stock, see "Description of Preferred Stock--Voting Rights" in the accompanying Prospectus.

CONVERSION RIGHTS

    Subject to the restrictions on transfer and ownership described below in " --Ownership Limits and Restrictions on Transfer" and in "Description of Common--Stock Restrictions on Ownership" in the accompanying Prospectus, shares of Series A Preferred Stock will be convertible at any time, at the option of
the holders thereof, into Common Stock at a conversion price of $         per
share of Common Stock (equivalent to a conversion rate of       shares of Common
Stock for each share of Series A Preferred Stock), subject to adjustment as described below (the "Conversion Price"). The right to convert Series A Preferred Stock called for redemption will terminate at the close of business on the fifth business day prior to the Series A Preferred Stock Redemption Date.

    Conversion of shares of Series A Preferred Stock, may be effected by delivering certificates representing the shares to be converted, together with a written notice of conversion and a proper assignment of such shares, to the office of the Transfer Agent. Currently, such office is the principal corporate trust office of the Transfer Agent at 40 Wall Street, New York, New York 10005.

    Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the certificates were surrendered and notice was received by the Company (and if applicable, payment of any amount equal to the distribution payable on the related shares of Series A Preferred Stock surrendered for conversion shall have been received by the Company as described below) and the conversion shall be at the Conversion Price in effect at such time and on such date.

    Holders of shares of Series A Preferred Stock at the close of business on a Distribution Payment Record Date will be entitled to receive the distribution payable on such shares on the corresponding Distribution Payment Date notwithstanding the conversion of such shares following such Distribution Payment Record Date and prior to such Distribution Payment Date. However, certificates representing Series A Preferred Stock surrendered for conversion during the period between the close of business on any Distribution Payment Record Date and the opening of business on the corresponding Distribution Payment Date (except shares converted after the issuance of a notice of redemption with respect to a Series A Preferred Stock Redemption Date during such period or coinciding with such Distribution Payment Date) must be accompanied by payment of an amount equal to the distribution payable on the related shares of Series A Preferred Stock on such Distribution Payment Date. A holder of Series A Preferred Stock on a Distribution Payment Record Date who (or whose transferee) tenders shares for conversion into Common Stock on such Distribution Payment Date will receive the distribution payable by the Company on such Series A Preferred Stock on such date, and the converting holder need not include payment of the amount of such distribution upon surrender of certificates for conversion. Except as provided above, the Company will make no payment or allowance for unpaid distributions, whether or not in arrears, on converted shares or for distributions on the Common Stock that are issued upon such conversion.

    Fractional shares of Common Stock will not be issued upon conversion but, in lieu thereof, the Company will pay a cash adjustment based on the current market price of the Common Stock on the trading day immediately prior to the conversion date.

    For a discussion of the Common Stock to be received upon conversion of Series A Preferred Stock, see "Description of Common Stock" in the accompanying Prospectus.

CONVERSION PRICE ADJUSTMENTS

    The Conversion Price is subject to adjustment upon certain events, including
(i) the payment of distributions payable in Common Stock on any class of shares of the Company, (ii) the issuance to all holders of Common Stock of certain rights, options or warrants entitling them to subscribe for or purchase Common Stock at a price per share less than the fair market value per share of Common Stock, (iii) subdivisions, combinations and reclassifications of Common Stock, and (iv) distributions to all holders of Common Stock of the Company of evidences of indebtedness of the Company or assets (excluding those rights, options, warrants and distributions referred to above and excluding Permitted Common Stock Cash Distributions (as defined below)). "Permitted Common Stock Cash Distributions" are those cumulative cash distributions paid with respect to the Common Stock after March 31, 1998, which are not in excess of the following: the sum of (i) the Company's cumulative undistributed FFO at March 31, 1998, plus (ii) the cumulative amount of FFO, as determined by the Board of Directors, after March 31, 1998, minus (iii) the cumulative amount of distributions accumulated or paid on any other class of preferred shares after the date of original issue of the Series A Preferred Shares. In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the Conversion Price as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock. The conversion price of the Series A Preferred Stock will be reduced based upon the fair market value of the RSI common stock at the time of the distribution, if consummated, as determined by the Company's board of directors. This reduction is currently anticipated to be less than 1% of the conversion price, although no assurance can be given. The fair market value of the RSI common stock will be based upon the fair market value of RSI's net assets at the time of the distribution, if consummated, which fair market value the Company's board of directors has determined to be equivalent to the book value of such net assets.

    Except as otherwise described in the preceding paragraph, in case the Company shall be a party to any transaction (including, without limitation, a merger, consolidation, statutory share exchange, tender offer for all or substantially all of the Common Stock or sale of all or substantially all of the Company's assets), in each case as a result of which Common Stock will be converted into the right to receive securities or other property (including cash or any combination thereof), each share of Series A Preferred Stock, if convertible after the consummation of the transaction, will thereafter be convertible into the kind and amount of shares of stock and other securities and property receivable (including cash or any combination thereof) upon the consummation of such transaction by a holder of that number of shares of Common Stock or fraction thereof into which one share of Series A Preferred Stock was convertible immediately prior to such transaction, assuming such holder of Common Stock failed to exercise any rights of election (provided that if the kind and amount of stock or beneficial interest, securities and other property so receivable is not the same for each non-electing share, the kind and amount so receivable by each non-electing share shall be deemed to be the kind and amount received per share by a plurality of non-electing shares). The Company may not become a party to any such transaction unless the terms thereof are consistent with the foregoing.

    Except with respect to any distribution of RSI common stock currently contemplated by the Company, no adjustment of the Conversion Price is required to be made in any case until cumulative adjustments amount to 1% or more of the Conversion Price. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments.

OWNERSHIP LIMITS AND RESTRICTIONS ON TRANSFER

    In order to maintain the Company's qualification as a REIT for federal income tax purposes, ownership by any person of the Company's outstanding shares is restricted in the Company's Amended and Restated Articles of Incorporation. See "Restrictions on Ownership of Capital Stock" in the accompanying Prospectus.

    The Company's charter provides certain restrictions with respect to the ownership, transfer and conversion of shares of the Series A Preferred Stock, as well as the ownership and transfer of the Common Stock . Specifically, as more fully set forth in the Articles Supplementary of the Company relating to the Series A Preferred Stock, Series A Preferred Stock may not be acquired or transferred if such acquisition or transfer will result in the acquiror or transferee owning in excess of 15% of the number of shares or value of the outstanding Series A Preferred Stock. The Series A Preferred Stock will also be subject to an overall restriction that no holder thereof may own, in the aggregate, as a result of the ownership of the Series A Preferred Stock and other capital stock of the Company, in excess of 9.0% in value of all outstanding capital stock of the Company. Furthermore, conversion of the Series A Preferred Stock will be restricted to the extent that ownership of the Common Stock exceeds the ownership limitation applicable to the Common Stock.

                       FEDERAL INCOME TAX CONSIDERATIONS

TAXATION OF SERIES A PREFERRED STOCK

    In any year in which the Company qualifies to be taxed as a REIT, distributions made to its stockholders out of current or accumulated earnings and profits will be taxed to stockholders as ordinary income, except that distributions of net capital gains designated by the Company as capital gain dividends will be taxed as long-term capital gain to the stockholders. For purposes of determining whether distributions are out of current or accumulated earnings or profits, the earnings and profits of the Company will be allocated first to the Series A Preferred Stock and then to the Company's Common Stock. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the stockholder's stock with respect to which the distribution is paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of that stock.

    DISTRIBUTIONS. If, for any taxable year, the Company elects to designate as capital gain dividends any portion (the "Capital Gains Amount") of the distributions paid or made available for the year to the holders of all classes of shares, the portion of the Capital Gains Amount that will be allocable to the holders of Series A Preferred Stock will be the Capital Gains Amount multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) (the "Total Dividends") paid or made available to the holders of the Series A Preferred Stock for the year and the denominator of which WILL be the Total Dividends.

    CONVERSION OF SERIES A PREFERRED STOCK TO COMMON STOCK. Assuming that Series A Preferred Stock will not be converted at a time when there are distributions in arrears, in general, no gain or loss will be recognized for federal income tax purposes upon the redemption or conversion of the Series A Preferred Stock at the option of the holder solely into Common Stock. The basis that a holder will have for tax purposes in the Common Stock received will be equal to the adjusted basis the holder had in the Series A Preferred Stock so converted and, provided that the Series A Preferred Stock were held as a capital asset, the holding period for the Common Stock received will include the holding period for the Series A

Preferred Stock redeemed or converted. A holder, however, will generally recognize gain or loss on the receipt of cash in lieu of a fractional share of Common Stock in an amount equal to the difference between the amount of cash received and the holder's adjusted basis in such fractional share.

    If a conversion occurs when there is a dividend arrearage on the Series A Preferred Stock and the fair market value of the Common Stock exceeds the issue price of the Series A Preferred Stock, a portion of the Common Stock received may be treated as a dividend distribution taxable as ordinary income.

    ADJUSTMENTS TO CONVERSION PRICE. Section 305(c) of the Code treats certain actual or constructive distributions of stock with respect to stock or convertible stock, such as the Series A Preferred Stock, as a distribution taxable as a dividend to the extent of the issuing corporation's current and accumulated earnings and profits. Treasury regulations treat holders of convertible preferred stock as having received such a constructive distribution when the conversion price of such preferred stock is adjusted to reflect certain taxable distributions with respect to the stock into which such preferred stock is convertible. Thus, under certain circumstances, an adjustment to the conversion price of the Series A Preferred Stock may give rise to a deemed taxable stock dividend to the stockholders thereof, whether or not such stockholders exercise their conversion privilege. This may occur in the event that the distribution of RSI common stock (as more fully described under "Recent Developments--RSI Distribution") is consummated and the conversion price of the Series A Preferred Stock is reduced in connection therewith.

    REDEMPTION OF SERIES A PREFERRED STOCK. The Company may redeem the Series A Preferred Stock at its option, in whole or in part, and from time to time,
beginning on            2003, at prices reflecting a premium over the
Liquidation Preference for redemptions occurring before            , 2008, all
as more fully set forth under "Description of Series A Preferred Stock--Redemption". A redemption of Series A Preferred Stock will be treated under Section 302 of the Code as a distribution taxable as a dividend (to the extent of the Company current and accumulated earnings and profits) at ordinary income rates unless the redemption satisfies one of the tests set forth in
Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will be treated as a sale or exchange if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's share interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, stock considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as stock actually owned by the holder, must generally be taken into account. If a particular holder of Series A Preferred Stock owns (actually or constructively) no Common Stock, or an insubstantial percentage of the outstanding Common Stock (including Common Stock owned constructively as a result of the conversion feature of the Series A Preferred Stock), a redemption of Series A Preferred Stock of that holder is likely to qualify for sale or exchange treatment because the redemption would not be "essentially equivalent to a dividend." However, because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Series A Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective holders of Series A Preferred Stock are advised to consult their own tax advisors to determine such tax treatment.

    If a redemption of Series A Preferred Stock is not treated as a distribution taxable as a dividend to a particular holder, it will be treated as to that holder as a taxable sale or exchange. As a result, such holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of the Company's current and accumulated earnings and profits), and (ii) the holder's adjusted tax basis in the Series A Preferred Stock. Such gain or loss will be capital gain or loss if the Series A Preferred Stock has been held as a capital asset, and will be long-term gain or loss if such shares have been held for more than one year.

    The Taxpayer Relief Act of 1997 (the "Act") reduces the maximum rates on long-term capital gains recognized on capital assets held by individual taxpayers for more than eighteen months as of the date of disposition (and further reduces the maximum rates on such gains in the year 2001 and thereafter for certain individual taxpayers who meet specified conditions). The capital gains rate for capital assets held by individual taxpayers for more than twelve months but not more than eighteen months was not changed by the Act. The Act does not change the capital gains rates for corporations. Prospective investors should consult their own tax advisors concerning these tax law changes.

    If a redemption of Series A Preferred Stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder's adjusted tax basis in the redeemed Series A Preferred Stock will be transferred to the holder's remaining shares of stock of the Company. If the holder owns no other shares of stock of the Company, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

    REDEMPTION PREMIUM. Section 305(c) of the Code and the regulations thereunder provide in certain cases for the accrual of a redemption premium on preferred stock on a constant yield-to-maturity basis and for the treatment of such accrual as a distribution with respect to such preferred stock. For such accrual to apply to a redemption premium on the Series A Preferred Stock, there would be required a determination of the existence of a "maturity date," I.E., a
date (occurring before            , 2008) at which it would be considered, as of
the issuance of the Series A Preferred Stock, to be more likely than not that the Company would exercise its redemption option. The regulations, however, provide a safe harbor under which an issuer will not be considered to be more likely than not to exercise its redemption option. In addition to certain other requirements, the safe harbor requires that the exercise of the redemption option will not reduce the yield of the stock. Based upon certain representations of the Company and the terms of the Series A Preferred Stock, the safe harbor will be satisfied. Accordingly, the redemption premium on the Series A Preferred Stock should not be subject to accrual under Section 305(c).

    RECENT DEVELOPMENTS. On February 2, 1998, the Clinton Administration released a summary of its proposed budget plan which contained several proposals affecting REITs. One such proposal, if enacted in its present form, would prohibit a REIT from holding securities representing more than 10% of the value of all classes of stock of a corporation, other than a qualified REIT subsidiary or another REIT. Although current stock interests in existing subsidiaries, such as Reckson Management Group, Inc. and Reckson Construction Group, Inc. (together, the "Subsidiary Corporations"), would be grandfathered under such proposal, the Subsidiary Corporations would be prohibited from acquiring substantial new assets or engaging in a new trade or business. If enacted in its present form, the proposal may limit the future activities and growth of the Subsidiary Corporations. No prediction can be made as to whether such proposal or any other proposal affecting REITs will be enacted into legislation and the impact of any such legislation on the Company.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in a terms agreement and related underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Goldman, Sachs & Co. ("Goldman Sachs") (collectively, the "Underwriters"), and each Underwriter has severally agreed to purchase from the Company, the number of shares of the Series A Preferred Stock set forth below opposite their respective names.

                                                                                    NUMBER OF
             UNDERWRITER                                                               SHARES
---------------------------------------------------------------------------------  ----------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated...........................................................
Goldman, Sachs & Co. ............................................................
                                                                                   ----------
          Total..................................................................   8,000,000
                                                                                   ----------
                                                                                   ----------

    In the Underwriting Agreement, the several Underwriters have agreed, respectively, subject to the terms and conditions of the Underwriting Agreement, to purchase all of the shares of the Series A Preferred Stock being sold pursuant to the Underwriting Agreement if any of such shares of the Series A Preferred Stock are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased.

    The Underwriters have advised the Company that the Underwriters propose initially to offer the shares of the Series A Preferred Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess
of $.      per share. The Underwriters may allow, and such dealers may re-allow,
a discount not in excess of $.      per share on sales to certain other dealers.
After the initial public offering, the public offering price, concession and discount may be changed.

    In the Underwriting Agreement, the Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Underwriters may be required to make in respect thereof.

    The Company has granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to 1,200,000 additional shares of the Series A Preferred Stock to cover over-allotments, if any, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus Supplement. If the Underwriters exercise this option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of the Series A Preferred Stock to be purchased by it shown in the foregoing table bears to the total number of shares of the Series A Preferred Stock initially offered hereby.

    The Company has agreed, subject to certain exceptions, not to, directly or indirectly, offer, sell, transfer, hypothecate, grant any option for the sale of, or otherwise dispose of any shares of its preferred stock convertible into Common Stock ranking on a parity with the Series A Preferred Stock, any shares of Common Stock or any security convertible into Common Stock for a period of 90 days after the date of this Prospectus Supplement, without the prior written consent of Merrill Lynch and Goldman Sachs.

    In connection with the Offering, the rules of the Securities and Exchange Commission permit Merrill Lynch to engage in certain transactions that stabilize the price of the Series A Preferred Stock and/or the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series A Preferred Stock and/or the Common Stock.

    If the Underwriters create a short position in the Series A Preferred Stock in connection with the Offering (i.e. if they sell more shares of Series A Preferred Stock than are set forth on the cover page of this Prospectus Supplement), Merrill Lynch may reduce that short position by purchasing Series A

Preferred Stock in the open market. Merrill Lynch also may elect to reduce any short position through the exercise of all or part of the over-allotment option described herein.

    In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series A Preferred Stock or the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that Merrill Lynch will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    Certain of the Underwriters and their affiliates, from time to time, engage in transactions with, and have performed and will perform services for, the Company in the ordinary course of business.

    Application has been made to list the Series A Preferred Stock on the NYSE under the symbol "RAPrA." The issued and outstanding shares of Common Stock of the Company are listed on the NYSE under the symbol "RA", and application also has been made to list the Common Stock issuable upon conversion of the Series A Preferred Stock on the NYSE.

                                 LEGAL MATTERS

    The legality of the Series A Preferred Stock offered hereby and certain federal tax matters will be passed upon for the Company by Brown & Wood LLP, New York, New York. In addition, certain legal matters will be passed upon for the Underwriters by Rogers & Wells LLP, New York, New York. Brown & Wood LLP and Rogers & Wells LLP will rely on Ballard Spahr Andrews & Ingersoll LLP, Baltimore, Maryland, as to certain matters of Maryland law.

PROSPECTUS

                                   $1,000,000,000
                        RECKSON ASSOCIATES REALTY CORP.
                      COMMON STOCK, COMMON STOCK WARRANTS,
        PREFERRED STOCK, DEPOSITARY SHARES AND PREFERRED STOCK WARRANTS

                             ---------------------

    Reckson Associates Realty Corp. (the "Company") may offer and issue from time to time (i) shares of its common stock, $.01 par value per share (the "Common Stock"), (ii) shares of its preferred stock, $.01 par value, per share (the "Preferred Stock"), (iii) Depositary Shares representing interests in Preferred Stock, and (iv) warrants to purchase Common Stock or Preferred Stock with an aggregate initial public offering price of up to $1,000,000,000 on terms to be determined at the time of offering. The Common Stock, Warrants, Preferred Stock and Depositary Shares (collectively, the "Securities") may be offered at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

    The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Common Stock, any initial public offering price, (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price, (iii) in the case of Warrants, the Securities as to which such Warrants may be exercised, the duration, offering price, exercise price and detachability features and (iv) in the case of Depositary Shares, the interests in Preferred Stock represented by each such Depositary Share. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for United States federal income tax purposes. See "Restrictions on Ownership of Capital Stock."

    The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

    SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PURCHASERS OF THE SECURITIES.

    The Securities may be offered directly or through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. No Securities may be sold by the Company through agents, underwriters or dealers without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities. See "Plan of Distribution."
                            ------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                 THE DATE OF THIS PROSPECTUS IS MARCH 25, 1998.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the regional offices of the Commission at 7 World Trade Center (13th Floor), New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the office of the New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

    The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

        1.  Annual Report on Form 10-K for the year ended December 31, 1997.

        2. Current Reports on Form 8-K (including Form 8-K/A) dated February 18, 1997, June 12, 1997, September 9, 1997, January 6, 1998, January 26,
    1998, February 10, 1998, February 12, 1998 and March 24, 1998, respectively.

        3.  The description of the Company's Common Stock which is contained in
    Item 1 of the Company's registration statement on Form 8-A, as amended, filed May 9, 1995 pursuant to Section 12 of the Exchange Act.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the applicable Securities shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide a copy of any or all of such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference therein), without charge, to each person to whom this Prospectus is delivered, upon written or oral request to Reckson Associates Realty Corp., 225 Broadhollow Road, Melville, New York 11747, Attn: Jason M. Barnett, Senior Vice President and General Counsel (516) 694-6900.

                                  THE COMPANY

    Reckson Associates Realty Corp. and its subsidiaries and affiliated entities (collectively, the "Company") was incorporated in September 1994 and commenced operations effective with the completion of its initial public offering (the "IPO") on June 2, 1995. The Company, together with Reckson Operating Partnership, L.P. (the "Operating Partnership"), was formed for the purpose of continuing the commercial real estate business of Reckson Associates, its affiliated partnerships and other entities ("Reckson"). For more than 40 years, Reckson has been engaged in the business of owning, developing, acquiring, constructing, managing and leasing suburban office and industrial properties in the New York Tri-State area of Long Island, Westchester, Northern New Jersey and Southern Connecticut (the "Tri-State area"). Based on industry surveys, management believes that the Company is one of the largest owners and managers of Class A suburban office and industrial properties in the New York Tri-State area. The Company's growth strategy is currently focused on suburban markets surrounding New York City. The Company operates as a fully-integrated, self administered and self-managed REIT.

    The Office Properties are Class A suburban office buildings and are well-located, well-maintained and professionally managed. In addition, these properties are modern with high finishes or have been modernized to successfully compete with newer buildings and achieve among the highest rent, occupancy and tenant retention rates within their markets. The majority of the Office Properties are located in eight planned office parks and are tenanted primarily by national service firms such as "big six" accounting firms, securities brokerage houses, insurance companies and health care providers. The Industrial Properties are utilized for distribution, warehousing, research and development and light manufacturing/assembly activities and are located primarily in three planned industrial parks.

    The Company's executive offices are located at 225 Broadhollow Road, Melville, New York 11747 and its telephone number at that location is (516) 694-6900. At February 23, 1998, the Company had approximately 210 employees.

                                  RISK FACTORS

    This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below. An investment in the Securities involves various risks. Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus before purchasing Securities offered pursuant to the applicable Prospectus Supplement and this Prospectus (the "Offering").

DEPENDENCE ON TRI-STATE AREA MARKET CONDITIONS DUE TO LIMITED GEOGRAPHIC
  DIVERSIFICATION

    Currently, all of the Properties are located in the Tri-State area. Consequently, the Company is dependent upon the continued demand for office, industrial and other commercial space in the Tri-State area. Like other real estate markets, the commercial real estate markets have experienced periodic economic fluctuations and a future decline in the Tri-State area economy or in the market for commercial real estate could affect the Company's cash available for distribution and its ability to make distributions to shareholders.

CONFLICTS OF INTEREST IN THE BUSINESS OF THE COMPANY

    TAX CONSEQUENCES UPON SALE OR REFINANCING. Holders of units of limited partnership of the Operating Partnership ("Units") or co-owners of properties not owned entirely by the Company may suffer different and more adverse tax consequences than the Company upon the sale or refinancing of the Properties owned by the Operating Partnership and therefore such holders or co-owners and the Company may have different objectives regarding the appropriate pricing and timing of any sale or refinancing of such

Properties. While the Company, as the sole general partner of the Operating Partnership, has the exclusive authority as to whether and on what terms to sell or refinance each Property owned solely by the Operating Partnership, those Directors and officers of the Company who hold Units may seek to influence the Company not to sell or refinance the Properties, even though such a sale might otherwise be financially advantageous to the Company, or may seek to influence the Company to refinance a Property with a higher level of debt.

    POLICIES WITH RESPECT TO CONFLICTS OF INTEREST. The Company has adopted certain policies designed to eliminate or minimize conflicts of interest. These policies include a requirement that all transactions in which officers or Directors have a conflicting interest must be approved by a majority of the Directors of the Company who are neither officers of the Company nor affiliated with Reckson (the "Independent Directors"). However, there can be no assurance that these policies will be successful in minimizing or eliminating such conflicts and, if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

RISKS OF ADVERSE EFFECT ON COMPANY FROM DEBT SERVICING AND REFINANCING,
  INCREASES IN INTEREST RATES, FINANCIAL COVENANTS AND ABSENCE OF LIMITATION OF DEBT

    DEBT FINANCING. The Company is subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, the risk that existing indebtedness on the Properties (which in most cases will not have been fully amortized at maturity) will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of the existing indebtedness. There can be no assurance that the Company will be able to refinance any indebtedness the Company may incur or to otherwise obtain funds by selling assets or raising equity to make required payments on maturing indebtedness.

    EXISTING DEBT MATURITIES; FORECLOSURES. The Company anticipates that only a portion of the principal of the Company's mortgage indebtedness currently outstanding will be repaid prior to maturity. However, the Company may not have on hand funds sufficient to repay such indebtedness at maturity; it may therefore be necessary for the company to refinance debt through additional debt financing or equity offerings. If the Company is unable to refinance this indebtedness on acceptable terms, the Company may be forced to dispose of properties upon disadvantageous terms, which could result in losses to the Company and adversely affect the amount of cash available for distribution to stockholders. Further, if a property or properties are mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the property or properties could be foreclosed upon by or otherwise transferred to the mortgagee with a consequent loss of income and asset value to the Company. In addition, even with respect to non-recourse indebtedness, the lender may have the rights to recover deficiencies from the Company in certain circumstances, including fraud and environmental liabilities.

    RISK OF RISING INTEREST RATES. Outstanding advances under the Credit Facility (defined below) bear interest at a variable rate. In addition, the Company may incur indebtedness in the future that also bears interest at a variable rate or may be required to refinance its debt at higher rates. Accordingly, increases in interest rates could increase the Company's interest expense, which could adversely affect the Company's ability to pay expected distributions to stockholders.

    CREDIT FACILITY REQUIREMENTS. The Company has obtained a three-year unsecured credit facility from The Chase Manhattan Bank ("Chase") and Union Bank of Switzerland ("UBS"), as co-arrangers. Such Credit Facility provides for a maximum borrowing amount of up to $250 million. The Company has obtained an additional facility providing for a maximum borrowing amount of up to $200 million from Chase and UBS (together, the "Facilities"). The Company's ability to borrow under the Facilities is subject to the satisfaction of certain financial covenants, including covenants relating to limitations on unsecured and secured borrowings, minimum interest and fixed charge coverage ratios, a minimum equity value and a maximum dividend payout ratio. In addition, borrowings under the Facilities bear interest at a floating rate equal to one, two, three or six month LIBOR (at the Company's election) plus a spread ranging from 1.125% to 1.5%, based on the Company's leverage ratio.

    NO LIMITATION ON DEBT. The Company currently has a policy of incurring debt only if upon such incurrence the Company's Debt Ratio would be 50% or less. For these purposes, Debt Ratio is defined as the total debt of the Company as a percentage of the market value of outstanding shares of Common Stock on a fully diluted basis plus total debt. Certain of the Company's indebtedness contains limitations on the ability of the Operating Partnership to incur additional indebtedness. However, the organizational documents of the Company do not contain any limitation on the amount of indebtedness the Company may incur. Accordingly, the Board of Directors could alter or eliminate this policy and would do so, for example, if it were necessary in order for the Company to continue to qualify as a REIT. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's cash available for distribution to stockholders and could increase the risk of default on the Company's indebtedness.

LIMITS ON OWNERSHIP AND CHANGES IN CONTROL MAY DETER CHANGES IN MANAGEMENT AND
  THIRD PARTY ACQUISITION PROPOSALS

    OWNERSHIP LIMIT. In order to maintain its qualification as a REIT, not more than 50% in value of the outstanding capital stock of the Company may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended (the "Code"), to include certain entities) during the last half of a taxable year (other than the first year). In order to protect the Company against the risk of losing REIT status due to a concentration of ownership among its stockholders, the Charter of the Company limits ownership of the issued and outstanding Common Stock by any single stockholder to 9.0% of the lesser of the number or value of the outstanding shares of Common Stock from time to time. Limitations on the ownership of issued and outstanding Preferred Stock may also be imposed by the Company. See "Restrictions on Ownership of Capital Stock" and "Description of Preferred Stock-Restrictions on Ownership." Such provisions may have the effect of delaying, deferring or preventing a change of control of the Company or other transaction by a third party without the consent of the Board of Directors even if a change of control were in the best interests of stockholders.

    STAGGERED BOARD. The Board of Directors of the Company is divided into three classes of directors. The terms of the Class I, Class II and Class III directors will expire in 1999, 2000 and 1998, respectively. Directors for each class are chosen for a three-year term upon the expiration of the applicable prior term.

    REQUIRED CONSENT OF HOLDERS OF UNITS FOR CERTAIN TRANSACTIONS. For the five-year period following completion of the IPO (i.e. through June 2, 2000), the Operating Partnership may not sell, transfer or otherwise dispose of all or substantially all of its assets or engage in any other similar transaction (regardless of the form of such transaction) without the consent of the holders of 85% of all outstanding Units. This voting requirement could delay, defer or prevent a change in control of the Company.

    FUTURE ISSUANCES OF COMMON STOCK. The Charter authorizes the Board of Directors to issue additional shares of Common Stock without shareholder approval. The Company may issue shares of common stock from time to time in exchange for limited partnership units pursuant to the Operating Partnership agreement. Any such issuance could have the effect of diluting existing shareholders' interests in the Company.

    PREFERRED STOCK. The Charter authorizes the Board of Directors to issue up to 25 million shares of preferred stock, $.01 par value per share (the "Preferred Stock" and, together with the Common Stock, the "Stock"), to reclassify unissued shares of Stock, and to establish the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications, and terms and conditions of redemption for each such class or series of any Preferred Stock issued. Although the Board of Directors has no such intention at the present time, it could establish a series of Preferred Stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the Common Stock or otherwise be in the best interest of the stockholders.

    LIMITATIONS ON ACQUISITION OF AND CHANGES IN CONTROL PURSUANT TO MARYLAND LAW. Certain provisions of the Maryland General Corporation Law (the "MGCL") may have the effect of inhibiting a third party from making an acquisition proposal for the Company or of delaying, deferring or preventing a change in control of the Company under circumstances that otherwise could provide the holders of shares of Common Stock with the opportunity to realize a premium over the then-prevailing market price of such shares. However, as permitted by the MGCL, the Bylaws of the Company contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of the Company's shares of stock. In addition, the board of directors has adopted a resolution exempting the Company from the provisions of the business combination statute. There can be no assurance that such provisions will not be amended or eliminated at any time in the future.

RISKS OF ACQUISITION, DEVELOPMENT AND CONSTRUCTION ACTIVITIES

    The Company intends to acquire existing office and industrial properties to the extent that they can be acquired on advantageous terms and meet the Company's investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including the risk that investments will fail to perform as expected or that estimates of the cost of improvements to bring an acquired property up to standards established for the intended market position may prove inaccurate.

    The Company also intends to continue the selective development and construction of office and industrial properties in accordance with the Company's development and underwriting policies as opportunities arise in the future. Risks associated with the Company's development and construction activities include the risks that: the Company may abandon development opportunities after expending resources to determine feasibility; construction costs of a project may exceed original estimates; occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable; financing may not be available on favorable terms for development of a property; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations. If any of the above occur, the Company's ability to make expected distributions to stockholders could be adversely affected. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention.

REAL ESTATE INVESTMENT RISKS

    GENERAL RISKS. Investments of the Company are subject to the risks incident to the ownership and operation of commercial real estate generally. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Company's properties do not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, the Company's cash available for distributions and ability to make distributions to its stockholders will be adversely affected.

    A commercial property's revenues and value may be adversely affected by a number of factors, including the national, state and local economic climate and real estate conditions (such as oversupply of or reduced demand for space and changes in market rental rates); the perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the ability to collect on a timely basis all rent from tenants; the expense of periodically renovating, repairing and reletting spaces; and increasing operating costs (including real estate taxes and utilities) which may not be passed through to tenants. Certain significant expenditures associated with investments in real estate (such as mortgage payments, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in rental revenues from the property. If a property is mortgaged to secure the payment of indebtedness and if the Company is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the property or the exercise of other remedies by the mortgagee. In addition, real estate values and income from properties are also affected by such factors as compliance with laws, including tax laws, interest rate levels and the availability of financing. Also, the rentable square feet of commercial property is often affected by market conditions and may therefore fluctuate over time.

    TENANT DEFAULTS. Substantially all of the Company's income is derived from rental income from real property and, consequently, the Company's distributable cash flow and ability to make expected distributions to stockholders would be adversely affected if a significant number of tenants of its properties failed to meet their lease obligations. In the event of a default by a lessee, the Company may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment.

    MARKET ILLIQUIDITY. Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, provisions of the Code limit a REIT's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties at a time when it is otherwise economically advantageous to do so, thereby adversely affecting returns to stockholders.

    OPERATING RISKS. The Properties are subject to operating risks common to commercial real estate in general, any and all of which may adversely affect occupancy or rental rates. The Properties are subject to increases in operating expenses such as cleaning; electricity; heating, ventilation and air conditioning ("HVAC"); elevator repair and maintenance; insurance and administrative costs; and other general costs associated with security, landscaping, repairs and maintenance. While the Company's tenants generally are currently obligated to pay a portion of these escalating costs, there can be no assurance that tenants will agree to pay such costs upon renewal or that new tenants will agree to pay such costs. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. While the Company implements costs saving incentive measures at each of its Properties, if any of the above occurs, the Company's ability to make distributions to stockholders could be adversely affected.

    COMPETITION. There are numerous commercial properties that compete with the Company in attracting tenants and numerous companies that compete in selecting land for development and properties for acquisition.

    THIRD-PARTY PROPERTY MANAGEMENT AND CONSTRUCTION. The Company pursues actively (through its affiliated management company) the management of properties which are owned by third parties. Risks associated with the management of properties owned by third parties include the risk that management contracts (which are typically cancelable without notice) will be terminated by the entity controlling the property or in connection with the sale of such property, that contracts may not be renewed upon expiration or may not be renewed on terms consistent with current terms and that the rental revenues upon which management fees are based will decline as a result of general real estate market conditions or specific market factors affecting properties managed by the Company, resulting in decreased management fee income. The Company's third-party interior construction business (which is conducted through its affiliated construction company) is subject to similar risks.

    UNINSURED LOSS. The Company carries comprehensive liability, fire, extended coverage and rental loss insurance with respect to all of the Properties, with policy specifications, insured limits and deductibles customarily carried for similar properties. There are, however, certain types of losses (such as losses arising from acts of war or relating to pollution) that are not generally insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, the

Company could lose its capital invested in a property, as well as the anticipated future revenue from such property and would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Any such loss would adversely affect the business of the Company and its financial condition and results of operations.

    INVESTMENTS IN MORTGAGE DEBT. From time to time, the Company may invest in mortgages which are secured by office or industrial properties and, in certain circumstances, may result in the acquisition of the related properties through foreclosure proceedings or negotiated settlements. In addition to the risks associated with investments in commercial properties, investments in mortgage indebtedness present additional risks, including the risk that the fee owners of such properties may default in payments of interest on a current basis and that the Company may not realize its anticipated return or sustain losses relating to such investments.

RISKS INVOLVED IN PROPERTY OWNERSHIP THROUGH PARTNERSHIPS AND JOINT VENTURES

    The Company owns through the Operating Partnership a 60% general partner interest in Omni Partners, L.P. (the "Omni Partnership"), the partnership that owns the Omni, a 575,000 square foot office building located in the Company's Nassau West Corporate Center office park. Odyssey Partners, L.P. and an affiliate of Odyssey (collectively, "Odyssey") own the remaining 40% interest. Through its partnership interest, the Company acts as managing partner and has the sole authority to conduct the business and affairs of the Omni Partnership subject to the limitations set forth in the amended and restated agreement of limited partnership of Omni Partners, L.P. (the "Omni Partnership Agreement"). These limitations include Odyssey's right to negotiate under certain circumstances a refinancing of the mortgage debt encumbering the Omni and the right to approve any sale of the Omni made on or before March 13, 2007 (the "Acquisition Date"). The Operating Partnership will continue to act as the sole managing partner of the Omni Partnership unless certain conditions specified in the Omni Partnership Agreement shall occur. Upon the occurrence of any of such conditions the Operating Partnership's general partnership interest shall be converted to a limited partnership interest (in which case an affiliate of Odyssey shall be the sole managing partner), or at the option of Odyssey, the Operating Partnership shall be a co-managing partner with an Odyssey affiliate of Odyssey. In addition, on the Acquisition Date, the Operating Partnership will have the right to purchase Odyssey's interest in the Omni Partnership at a price (the "Option Price") based on 90% of its fair market value. If the Operating Partnership fails to exercise such option, Odyssey has the right to require the Operating Partnership to purchase Odyssey's interest in the Omni Partnership on the Acquisition Date at the Option Price. The Operating Partnership has the right to extend the Acquisition Date until March 13, 2012. The Option Price shall be applied to the payment of all sums due under a loan (the "Odyssey Loan") made by the Operating Partnership in March 1997 to Odyssey in the amount of approximately $17 million. The Odyssey Loan matures on the Acquisition Date (subject to the Operating Partnership's right to extend the Acquisition Date as set forth above) and is secured by a pledge of all of Odyssey's right, title and interest in the Omni Partnership. All distributions of net cash flow which Odyssey would otherwise be entitled to shall be applied to all interest which is due under the Odyssey Loan. All distributions from a sale or refinancing of the Omni which Odyssey would otherwise be entitled to shall be applied to the interest and principal outstanding under the Odyssey Loan.

    In addition, the Company may in the future acquire either a limited partnership interest in a property partnership without partnership management responsibility or a co-venturer interest or co-general partnership interest in a property partnership with shared responsibility for managing the affairs of a property partnership or joint venture and, therefore, will not be in a position to exercise sole decision-making authority regarding the property partnership or joint venture. In that regard, the Company (through the Operating Partnership) owns a 60% managing member interest in a limited liability company that owns 520 White Plains Road, a 171,761 square foot office building located in Tarrytown, New York. The remaining 40% member interest is held by Tarrytown Corporate Center III, L.P., a partnership affiliated with the Halpern organization ("TCC"). Pursuant to the member agreement governing the joint venture arrangement, the Company will be required to obtain the consent of TCC prior to engaging in certain activities, including entering into or modifying a major lease (i.e., a lease for more than 25,000 rentable square feet), financing or refinancing indebtedness encumbering the property and selling or otherwise transferring the property. The Company also owns (through the Operating Partnership) a 50% co-managing member interest in a limited liability company that owns 360 Hamilton Avenue, a 365,000 square foot office building located in White Plains, New York. The remaining 50% co-managing member interest is held by an unaffiliated corporation. Pursuant to the member agreement governing this joint venture, decisions that affect the business and affairs of the joint venture generally require the approval of both co-managing members and such members are jointly responsible for the day-to-day operation of the property.

    Partnership or joint venture investments may, under certain circumstances, involve risks not otherwise present for investments made solely by the Company, including the possibility that the Company's partners or co-venturer might become bankrupt, that such partners or co-venturer might at any time have economic or other business interests or goals which are inconsistent with the business interests or goals of the Company, and that such partners or co-venturer may be in a position to take action contrary to the instructions or the requests of the Company and contrary to the Company's policies or objectives, including the Company's policy with respect to maintaining its qualification as a REIT. Such investments may also have the potential risk of impasse on decisions, such as a sale, because neither the Company nor the partner or co-venturer would have full control over the partnership or joint venture. Consequently, actions by such partner or co-venturer might result in subjecting properties owned by the partnership or joint venture to additional risk. The Company will, however, seek to maintain sufficient control of such partnerships or joint ventures to permit the Company's business objectives to be achieved. There is no limitation under the Company's organizational documents as to the amount of available funds that may be invested in partnerships or joint ventures.

POTENTIAL ENVIRONMENTAL LIABILITY RELATED TO THE PROPERTIES

    Under various Federal, state and local laws, ordinances and regulations, an owner of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. These laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of any required remediation and the owner's liability therefore as to any property is generally not limited under such enactments and could exceed the value of the property and/or the aggregate assets of the owner. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when such materials are in poor condition, or in the event of renovation or demolition. Such laws impose liability for release of ACMs into the air and third parties may seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property.

    All of the Office Properties and all of the Industrial Properties have been subjected to a Phase I or similar environmental site assessment after April 1, 1994 (which involved general inspections without soil sampling, ground water analysis or radon testing and, for the Properties constructed in 1978 or earlier, survey inspections to ascertain the existence of ACMs were conducted) completed by independent environmental consultant companies (except for 35 Pinelawn Road which was originally developed by

Reckson and subjected to a Phase I in April 1992). These environmental site assessments have not revealed any environmental liability that would have a material adverse effect on the Company's business.

RISKS OF FAILURE TO QUALIFY AS A REIT

    The Company has operated (and intends to operate) so as to qualify as a REIT under the Code commencing with its taxable year ended December 31, 1995. Although management of the Company believes that the Company has been organized and operates in such a manner, no assurance can be given that the Company will qualify or remain qualified as a REIT.

    If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would significantly reduce the net earnings of the Company available for investment or distribution to shareholders because of the additional tax liability to the Company for the years involved. In addition, distributions to shareholders would no longer be required to be made.

FACTORS AFFECTING MARKET VALUE OF COMMON STOCK AND PREFERRED STOCK

    EFFECT OF MARKET CONDITIONS. As with other publicly traded equity securities, the value of the Common Stock depends, and, in the event that a trading market for the Preferred Stock develops, the value of the Preferred Stock will depend, upon various market conditions, which may change from time to time. Among the market conditions that may affect the value of the Common Stock and the Preferred Stock are the following: the extent of institutional investor interest in the Company; the reputation of REITs and office and industrial REITs generally and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies); the Company's financial condition and results of operations; and general financial market conditions.

    EFFECT OF EARNINGS AND CASH DISTRIBUTIONS. It is generally believed that the market value of the equity securities of a REIT is based primarily upon the market's perception of the REIT's growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is secondarily based upon the real estate market value of the underlying assets. For that reason, the Common Stock may trade at prices that are higher or lower than the net asset value per share of Common Stock. To the extent the Company retains operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of the Company's underlying assets, may not correspondingly increase the market price of the Common Stock. The failure of the company to meet the market's expectation with regard to future earnings and cash distributions likely would adversely affect the market price of the Common Stock and, if a market develops for the Preferred Stock, may adversely affect the market price of the Preferred Stock.

    EFFECT OF MARKET INTEREST RATES. One of the factors that influences the price of the Common Stock and the value of the Preferred Stock is the distribution rate on such shares (as a percentage of the price of such shares) relative to market interest rates. Thus, an increase in market interest rates may lead prospective purchasers of shares to expect a higher distribution rate, which would adversely affect the market price of the Common Stock and, if a market develops for the Preferred Stock, may adversely affect the market price of the Preferred Stock.

                                USE OF PROCEEDS

    Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds to the Company from the sale of the Securities will be used for general corporate purposes, which may include the repayment of existing indebtedness, the development or acquisition of additional properties as suitable opportunities arise and the renovation, expansion and improvement of the Company's existing properties.

                  RATIOS OF EARNINGS TO COMBINED FIXED CHARGES

    The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods shown:

                                                                 JANUARY 1,         YEAR ENDED
                                             JUNE 3, 1995           1995           DECEMBER 31,
    YEAR ENDED           YEAR ENDED               TO                 TO        --------------------
 DECEMBER 31, 1997    DECEMBER 31, 1996    DECEMBER 31, 1995    JUNE 2, 1995     1994       1993
-------------------  -------------------  -------------------  --------------  ---------  ---------
         2.77x                2.72x                2.71x           0.96x(1)     0.97x(1)   0.65x(1)

------------------------

(1) Prior to completion of the IPO on June 2, 1995, the Company's predecessors operated in a manner as to minimize net taxable income to the owners. The IPO and the related formation transactions permitted the Company to deleverage its properties significantly, resulting in a significantly improved ratio of earnings to fixed charges.

    The ratios of earnings to combined fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income from continuing operations before minority interest and fixed charges. Fixed charges consist of interest expense (including interest costs capitalized) and the amortization of debt issuance costs. To date, the Company has not issued any preferred stock; therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are unchanged from the ratios specified above.

                          DESCRIPTION OF COMMON STOCK

GENERAL

    The Company's Charter (the "Charter") provides that the Company may issue up to 100 million shares of Common Stock, $.01 par value per share. Each outstanding share of Common Stock will entitle the holder to one vote on all matters presented to stockholders for a vote and cumulative voting is not permitted. Holders of the Common Stock do not have preemptive rights. On March 20, 1998, there were 38,632,335 shares of Common Stock outstanding.

    All shares of Common Stock offered hereby have been duly authorized, and will be fully paid and nonassessable. Subject to the preferential rights of any other shares or series of stock and to the provisions of the Charter regarding Excess Stock (as defined under "Restrictions on Ownership of Capital Stock"), holders of shares of Common Stock are entitled to receive dividends on such stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of the Company.

    Subject to the provisions of the Charter regarding Excess Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

    Holders of shares of Common Stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of the Company. Subject to the provisions of the Charter regarding Excess Stock, shares of Common Stock will have equal dividend, liquidation and other rights.

CERTAIN PROVISIONS OF THE COMPANY'S CHARTER

    Under the Maryland General Corporation Law, as amended (the "MGCL"), a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. The Company's Charter does not provide for a lesser percentage in such situations. In addition, the Operating Partnership Agreement provides that for the five-year period following the completion of the IPO (i.e. through June 2, 2000), the Operating Partnership may not sell, transfer or otherwise dispose of all or substantially all of its assets or engage in any other similar transaction (regardless of the form of such transaction) without the consent of the holders of 85% of all outstanding Units.

    The Company's Charter authorizes the Board of Directors to reclassify any unissued shares of Common Stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series.

    The Company's Board of Directors is divided into three classes of directors, each class constituting approximately one-third of the total number of directors, with the classes serving staggered terms. At each annual meeting of stockholders, the class of directors to be elected at such meeting will be elected for a three-year term and the directors in the other two classes will continue in office. The Company believes that classified directors will help to assure the continuity and stability of the Board of Directors and the Company's business strategies and policies as determined by the Board. The use of a staggered board may delay or defer a change in control of the Company or removal of incumbent management.

RESTRICTIONS ON OWNERSHIP

    For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding Common Stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) during the last half of a taxable year and the Common Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a shorter taxable year). To satisfy the above ownership requirements and certain other requirements for qualification as a REIT, the Board of Directors has adopted, and the stockholders prior to the IPO approved, a provision in the Charter restricting the ownership or acquisition of shares of Common Stock. See "Restrictions on Ownership of Capital Stock."

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                            DESCRIPTION OF WARRANTS

    The Company may issue Warrants for the purchase of Common Stock or Preferred Stock. Warrants may be issued independently or together with any Securities and may be attached to or separate from such Securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified therein ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants.

    The applicable Prospectus Supplement will describe the following terms, where applicable, of the Warrants in respect of which this Prospectus is being delivered: (1) the title of such Warrants; (2) the aggregate number of such Warrants; (3) the price or prices at which such Warrants will be issued; (4) the currencies in which the price or prices of such Warrants may be payable; (5) the designation, amount and terms of the Securities purchasable upon exercise of such Warrants; (6) the designation and terms of the other Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such security; (7) if applicable, the date on and after which such Warrants and the Securities purchasable upon exercise of such Warrants will be separately transferable; (8) the price or prices at which and currency or currencies in which the Securities purchasable upon exercise of such Warrants may be purchased; (9) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (10) the minimum or maximum amount of such Warrants which may be exercised at any one time; (11) information with respect to book-entry procedures, if any; (12) a discussion of certain federal income tax considerations; and (13) any other material terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

    The Charter of the Company provides that the Company may issue up to 25 million shares of preferred stock, $.01 par value per share, of which no preferred stock was outstanding at the date hereof.

    The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Charter and Bylaws of the Company and any applicable articles supplementary to the Charter designating terms of a series of Preferred Stock (a "Designating Amendment").

    The issuance of Preferred Stock could adversely affect the voting power, dividend rights and other rights of holders of Common Stock. Although the Board of Directors has no such intention at the present time, it could establish a series of Preferred Stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the Common Stock or otherwise be in the best interest of the holders thereof. Management believes that the availability of Preferred Stock will provide the Company with increased flexibility in structuring possible future financing and acquisitions and in meeting other needs that might arise.

TERMS

    Subject to the limitations prescribed by the Charter, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors. The Preferred Stock will, when issued, be fully paid and nonassessable by the Company and will have no preemptive rights.

    Reference is made to the Prospectus Supplement relating to the series of Preferred Stock offered thereby for the specific terms thereof, including:

        (1) The title of such Preferred Stock;

        (2) The number of shares of such Preferred Stock, the liquidation preference per share of such Preferred Stock and the offering price of such Preferred Stock;

        (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

        (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

        (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

        (6) The provision for a sinking fund, if any, for such Preferred Stock;

        (7) The provision for redemption, if applicable, of such Preferred
    Stock;

        (8) Any listing of such Preferred Stock on any securities exchange;

        (9) The terms and conditions, if applicable, upon which such Preferred Stock may or will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof);

        (10) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

        (11) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT;

        (12) A discussion of federal income tax considerations applicable to such Preferred Stock; and

        (13) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

RANK

    Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank: (i) senior to all classes or series of Common Stock of the Company and to all equity securities issued by the Company the terms of which provide that such equity securities shall rank junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company other than those referred to in clauses (i) and
(iii); and (iii) junior to all equity securities issued by the Company which the terms of such Preferred Stock provide will rank senior to it. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

    Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will have the rights with respect to payment of dividends set forth below.

    Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends in such amounts and on such dates as will be set forth in, or pursuant to, the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

    Dividends on any series of Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are non-cumulative, then the holders of such series of Preferred Stock will have no right to receive a dividend in respect of the related dividend period and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series of Preferred Stock are declared payable on any future dividend payment date.

    If Preferred Stock of any series is outstanding, no full dividends will be declared or paid or set apart for payment on any capital stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series and such other series of Preferred Stock (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

    Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in shares of Common Stock or other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except (1) by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation or (2) redemptions for the purpose of preserving the Company's status as a REIT).

REDEMPTION

    If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

    The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accumulated and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

    Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of Preferred Stock shall be redeemed unless all outstanding Preferred Stock of such series is simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire, directly or indirectly, any shares of Preferred Stock of such series (except by conversion into or exchange for capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series.

    If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Company.

    Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the share transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accumulate on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accumulate on such Preferred Stock, and all rights of the holders of such Preferred Stock will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company (referred to herein as a "liquidation"), then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital stock of the Company ranking junior to the Preferred Stock of such series in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of such Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accumulated and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no rights or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Stock of such series and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with such Preferred Stock in the distribution of assets, then the holders of such Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    The consolidation or merger of the Company with or into any other entity, or the merger of another entity with or into the Company, or a statutory share exchange by the Company, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

    Holders of the Preferred Stock will not have any voting rights, except as set forth below or as indicated in the applicable Prospectus Supplement.

    Whenever dividends on any series of Preferred Stock shall be in arrears for six or more quarterly periods, the holders of such Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least ten percent (10%) of any series of Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such shares of Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Stock does not have a cumulative dividend, four quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such cases, the entire Board of Directors of the Company will be increased by two directors.

    Unless provided otherwise for any series of Preferred Stock, so long as any shares of such Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of such series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to such Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company, or reclassify any authorized capital stock of the Company into such stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such stock; or (ii) amend, alter or repeal the provisions of the Company's Charter or the Designating Amendment for such series of Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as such series of Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of holders of such series of Preferred Stock; and provided, further, that (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of such series of Preferred Stock or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote or consent would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been converted, redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

    The terms and conditions, if any, upon which any series of Preferred Stock is convertible into shares of Common Stock will be set forth in the applicable Prospectus Supplement. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the Preferred Stock.

SHAREHOLDER LIABILITY

    As discussed below under "Description of Common Stock -- General," applicable Maryland law provides that no shareholder, including holders of Preferred Stock, shall be personally liable for the acts and obligations of the Company and that the funds and property of the Company shall be the only recourse for such acts or obligations.

RESTRICTIONS ON OWNERSHIP

    As discussed below under "Restrictions on Ownership of Capital Stock," for the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. Therefore, the Designating Amendment for each series of Preferred Stock may contain provisions restricting the ownership and transfer of such Preferred Stock. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Stock.

REGISTRAR AND TRANSFER AGENT

    The Registrar and Transfer Agent for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

    The Company may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest or a share of a particular series of a class of Preferred Shares, as specified in the applicable Prospectus Supplement. Preferred Shares of each series of each class represented by Depositary Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (such depositary or its successor, the "Preferred Shares Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of the particular series of a class of Preferred Shares represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Shares represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

    The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Shares by the Company to the Preferred Shares Depositary, the Company will cause the Preferred Shares Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The Preferred Shares Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Shares to the record holders of the Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holder, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Shares Depositary.

    In the event of a distribution other than in cash, the Preferred Shares Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Shares Depositary, unless the Preferred Shares Depositary determines that it is not feasible to make such distribution, in which case the Preferred Shares Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

WITHDRAWAL OF SHARES

    Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Shares Depositary (unless the related Depositary Shares have previously been called for redemption), the holders thereof will be entitled to delivery at such office, to or upon such holder's order, of the number of whole or fractional Preferred Shares and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Shares on the basis of the proportion of Preferred Shares represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such Preferred Shares will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of Preferred Shares to be withdrawn, the Preferred Shares Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

    Whenever the Company redeems Preferred Shares held by the Preferred Shares Depositary, the Preferred Shares Depositary will redeem as of the same redemption date the number of Depositary Shares representing the Preferred Shares so redeemed, provided the Company shall have paid in full to the Preferred Shares Depositary the redemption price of the Preferred Shares to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Shares. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by the Preferred Shares Depositary by lot.

    After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the Preferred Shares Depositary.

VOTING OF THE UNDERLYING PREFERRED SHARES

    Upon receipt of notice of any meeting at which the holders of the Preferred Shares are entitled to vote, the Preferred Shares Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Shares. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Shares) will be entitled to instruct the Preferred Shares Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Shares represented by such holder's Depositary Shares. The Preferred Shares Depositary will vote the amount of Preferred Shares represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Shares Depositary in order to enable the Preferred Shares Depositary to do so. The Preferred Shares Depositary will abstain from voting the amount of Preferred Shares represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares.

LIQUIDATION PREFERENCE

    In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, each holder of a Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each Preferred Share represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION OF PREFERRED SHARES

    The Depositary Shares, as such, are not convertible into Common Shares or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the Preferred Shares Depositary with written instructions to the Preferred Shares Depositary to instruct the Company to cause conversion of the Preferred Shares represented by the Depositary Shares evidenced by such Depositary Receipts into whole Common Shares, other Preferred Shares of the Company or other shares of capital stock, and the Company has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Shares to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, one or more new Depositary Receipts will be issued for any Depositary Shares not to be converted. No fractional Common Shares will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Shares on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

    The form of Depositary Receipt evidencing the Depositary Shares which represent the Preferred Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Shares Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts will not be effective unless such amendment has been approved by the existing holders of at least a majority of the Depositary Shares evidenced by the Depositary Receipts then outstanding.

    The Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the Preferred Shares Depositary if (i) such termination is to preserve the Company's status as a REIT or (ii) a majority of each class of Preferred Shares affected by such termination consents to such termination, whereupon the Preferred Shares Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional Preferred Shares as are represented by the Depositary Shares evidenced by such Depositary Receipts. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares shall have been redeemed,
(ii) there shall have been a final distribution in respect of the related Preferred Shares in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Shares or (iii) each related Preferred Share shall have been converted into capital stock of the Company not so represented by Depositary Shares.

CHARGES OF PREFERRED SHARES DEPOSITARY

    The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the Preferred Shares Depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of the Preferred Shares Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

    The Preferred Shares Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Shares Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Shares Depositary. A successor Preferred Shares Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

    The Preferred Shares Depositary will forward to holders of Depositary Receipts any reports and communications from the Company which are received by the Preferred Shares Depositary with respect to the related Preferred Shares.

    Neither the Preferred Shares Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Shares Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence, gross negligence or willful misconduct, and the Company and the Preferred Shares Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or Preferred Shares represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Shares Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting Preferred Shares represented thereby for deposit, holders of Depositary Receipts or other persons believed to be competent to give such information, and on documents believed to be genuine and signed by a proper party.

    If the Preferred Shares Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, the Preferred Shares Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

                   RESTRICTIONS ON OWNERSHIP OF CAPITAL STOCK

EXCESS STOCK

    The Charter provides that the Company may issue up to 75 million shares of excess stock, par value $.01 per share ("Excess Stock"). For a description of Excess Stock, see "--Restrictions on Ownership" below.

RESTRICTIONS ON OWNERSHIP

    For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) (the "Five or Fewer Requirement"), and such shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year. Pursuant to the Code, Common Stock held by certain types of entities, such as pension trusts qualifying under Section 401(a) of the Code, United States investment companies registered under the Investment Company Act of 1940, partnerships, trusts and corporations, will be attributed to the beneficial owners of such entities for purposes of the Five or Fewer Requirement (I.E., the beneficial owners of such entities will be counted as shareholders of the Company).

    In order to protect the Company against the risk of losing its status as a REIT due to a concentration of ownership among its stockholders, the Charter, subject to certain exceptions, provides that no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.0% (the "Ownership Limit") of the aggregate number or value of the Company's outstanding shares of Common Stock. Limitations on the ownership of Preferred Stock may also be imposed by the Company. See "Description of Preferred Stock -Restrictions on Ownership." Any direct or indirect ownership of shares of stock in excess of the Ownership Limit or that would result in the disqualification of the Company as a REIT, including any transfer that results in shares of capital stock being owned by fewer than 100 persons or results in the Company being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the shares of capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT. The Board of Directors may, in its sole discretion, waive the Ownership Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not then or in the future jeopardize the Company's REIT status and the Board of Directors otherwise decides that such action is in the best interest of the Company.

    Shares of capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of the Ownership Limit will automatically be converted into shares of Excess Stock that will be transferred, by operation of law, to the trustee of a trust for the exclusive benefit of one or more charitable organizations described in Section 170(b)(1)(A) and 170(c) of the Code (the "Charitable Beneficiary"). The trustee of the trust will be deemed to own the Excess Stock for the benefit of the Charitable Beneficiary on the date of the violative transfer to the original transferee-stockholder. Any dividend or distribution paid to the original transferee-stockholder of Excess Stock prior to the discovery by the Company that capital stock has been transferred in violation of the provisions of the Company's Charter shall be repaid to the trustee upon demand. Any dividend or distribution authorized and declared but unpaid shall be rescinded as void AB INITIO with respect to the original transferee-stockholder and shall instead be paid to the trustee of the trust for the benefit of the Charitable Beneficiary. Any vote cast by an original transferee-stockholder of shares of capital stock constituting Excess Stock prior to the discovery by the Company that shares of capital stock have been transferred in violation of the provisions of the Company's Charter shall be rescinded as void AB INITIO. While the Excess Stock is held in trust, the original transferee-stockholder will be deemed to have given an irrevocable proxy to the trustee to vote the capital stock for the benefit of the Charitable Beneficiary. The trustee of the trust may transfer the interest in the trust representing the Excess Stock to any person whose ownership of the shares of capital stock converted into such Excess Stock would be permitted under the Ownership Limit. If such transfer is made, the interest of the Charitable Beneficiary shall terminate and the proceeds of the sale shall be payable to the original transferee-stockholder and to the Charitable Beneficiary as described herein. The original transferee-stockholder shall receive the lesser of (i) the price paid by the original transferee-stockholder for the shares of capital stock that were converted into Excess Stock or, if the original transferee-stockholder did not give value for such shares (E.G., the stock was received through a gift, devise or other transaction), the average closing price for the class of shares from which such shares of capital stock were converted for the ten trading days immediately preceding such sale or gift, and (ii) the price received by the trustee from the sale or other disposition of the Excess Stock held in trust. The trustee may reduce the amount payable to the original transferee-stockholder by the amount of dividends and distributions relating to the shares of Excess Stock which have been paid to the original transferee-stockholder and are owed by the original transferee-stockholder to the trustee. Any proceeds in excess of the amount payable to the original transferee-stockholder shall be paid by the trustee to the Charitable Beneficiary. Any liquidation distributions relating to Excess Stock shall be distributed in the same manner as proceeds of a sale of Excess Stock. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulations, then the original transferee-stockholder of any shares of Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring the shares of Excess Stock and to hold the shares of Excess Stock on behalf of the Company.

    In addition, the Company will have the right, for a period of 90 days during the time any shares of Excess Stock are held in trust, to purchase all or any portion of the shares of Excess Stock at the lesser of (i) the price initially paid for such shares by the original transferee-stockholder, or if the original transferee-stockholder did not give value for such shares (E.G., the shares were received through a gift, devise or other transaction), the average closing price for the class of stock from which such shares of Excess Stock were converted for the ten trading days immediately preceding such sale or gift, and (ii) the average closing price for the class of stock from which such shares of Excess Stock were converted for the ten trading days immediately preceding the date the Company elects to purchase such shares. The Company may reduce the amount payable to the original transferee-stockholder by the amount of dividends and distributions relating to the shares of Excess Stock which have been paid to the original transferee-stockholder and are owed by the original transferee-stockholder to the trustee. The Company may pay the amount of such reductions to the trustee for the benefit of the Charitable Beneficiary. The 90-day period begins on the later date of which notice is received of the violative transfer if the original transferee-stockholder gives notice to the Company of the transfer or, if no such notice is given, the date the Board of Directors determines that a violative transfer has been made.

    These restrictions will not preclude settlement of transactions through the New York Stock Exchange.

    All certificates representing shares of stock will bear a legend referring to the restrictions described above.

    Each stockholder shall upon demand be required to disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of capital stock of the Company as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

    The Ownership Limit may have the effect of delaying, deferring or preventing a change in control of the Company unless the Board of Directors determines that maintenance of REIT status is no longer in the best interest of the Company.

                       FEDERAL INCOME TAX CONSIDERATIONS

    The Company believes it has operated, and the Company intends to continue to operate, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that it will at all times so qualify.

    The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Company and its stockholders. For the particular provisions that govern the federal income tax treatment of the Company and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference.

    Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders. See "Risk Factors-Risks of Failure to Qualify as a REIT."

    In any year in which the Company qualifies to be taxed as a REIT, distributions made to its stockholders out of current or accumulated earnings and profits will be taxed to stockholders as ordinary income except that distributions of net capital gains designated by the Company as capital gain dividends will be taxed as long-term capital gain income to the stockholders. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the stockholder's Common Stock or Preferred Stock, with respect to which the distribution is paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of that Common Stock or Preferred Stock. Beginning in 1998, the Company may elect to retain long-term capital gains and pay corporate-level income tax on them and treat the retained gains as if they had been distributed to stockholders. In such case, each stockholder would include in income, as long-term capital gain, its proportionate share of the undistributed gains and would be deemed to have paid its proportionate share of the tax paid by the Company with respect thereto. In addition, the basis for a stockholder's Common Stock or Preferred Stock would be increased by the amount of the undistributed long-term capital gain included in its income, less the amount of the tax it is deemed to have paid with respect thereto.

    Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Securities offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company, including the possibility of United States income tax withholding on Company distributions.

                              PLAN OF DISTRIBUTION

    The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

    Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions for commissions allowed by underwriters to participating dealers, are set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except that the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject.

    Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

    The legality of the Common Stock offered hereby and certain legal matters described under "Federal Income Tax Considerations" will be passed upon for the Company by Brown & Wood LLP, New York, New York. Brown & Wood LLP may rely on Ballard Spahr Andrews & Ingersoll LLP, Baltimore, Maryland, as to certain matters of Maryland law.

                                    EXPERTS

    The consolidated balance sheets of Reckson Associates Realty Corp. as of December 31, 1997 and December 31, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1997 and 1996 and the period from June 3, 1995 to December 31, 1995 and the related combined statements of operations, owners' deficit and cash flows of the Reckson Group for the period from January 1, 1995 to June 2, 1995 appearing in the Company's Annual Report on

Form 10-K for the year ended December 31, 1997; and the combined statement of revenues and certain expenses of the New Jersey Portfolio (as defined therein) for the year ended December 31, 1996, the combined statement of revenues and certain expenses for the Hauppauge Portfolio (as defined therein) for the year ended December 31, 1996 and the statement of revenues and certain expenses of the Uniondale Office Property (as defined therein), for the year ended December 31, 1996, appearing in the Company's Form 8-K, dated February 18, 1997; and the statement of revenues and certain expenses of 710 Bridgeport Avenue (as defined therein), for the year ended December 31, 1996 and the statement of revenues and certain expenses of the Shorthills Office Center (as defined therein), for the year ended December 31, 1996 appearing in the Company's Form 8-K dated June 12, 1997; and the statement of revenues and certain expenses of Garden City Plaza for the year ended December 31, 1996, appearing in the Company's Form 8-K dated September 9, 1997, and the statement of revenues and certain expenses of the Christiana Office Property (as defined therein) for the year ended June 30, 1997, appearing in the Company's Form 8-K dated February 10, 1998, and the statement of revenues and certain expenses of the Stamford Office Towers Property (as defined therein) for the year ended December 31, 1997, appearing in the Company's Form 8-K dated March 24, 1998, have in each case been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated and combined financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

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    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
                  PROSPECTUS SUPPLEMENT
Prospectus Summary.............................        S-3
The Company....................................       S-14
Recent Developments............................       S-15
Use of Proceeds................................       S-20
Price Range of Common Stock and
  Distribution History.........................       S-21
Capitalization.................................       S-22
The Properties.................................       S-23
Management.....................................       S-43
Description of Series A Preferred Stock........       S-49
Federal Income Tax Considerations..............       S-54
Underwriting...................................       S-57
Legal Matters..................................       S-58

                        PROSPECTUS
Available Information..........................          2
Incorporation of Certain Documents by
  Reference....................................          2
The Company....................................          3
Risk Factors...................................          3
Use of Proceeds................................         10
Ratios of Earnings to Combined Fixed Charges...         11
Description of Common Stock....................         11
Description of Warrants........................         12
Description of Preferred Stock.................         13
Description of Depository Shares...............         19
Restrictions on Ownership of Capital Stock.....         22
Federal Income Tax Considerations..............         24
Plan of Distribution...........................         25
Legal Matters..................................         25
Experts........................................         25

                                8,000,000 SHARES

                               RECKSON ASSOCIATES
                                  REALTY CORP.

                              % SERIES A CONVERTIBLE
                             CUMULATIVE REDEEMABLE
                                PREFERRED STOCK
                            (LIQUIDATION PREFERENCE
                               $25.00 PER SHARE)

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                             ---------------------

                              JOINT LEAD MANAGERS

                              MERRILL LYNCH & CO.

                              GOLDMAN, SACHS & CO.

                                           , 1998

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